UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

NO ACT
P.E 12-19-02
1-4721

03010585

February 18, 2003

Claudia S. Toussaint
Assistant Vice President – Law
Corporate Governance
Sprint Corporation
KSOPHF0302-3B679 Eisenhower A
6200 Sprint Parkway
Overland Park, KS 66251

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2003

Re: Sprint Corporation
Incoming letter dated December 19, 2002

Dear Ms. Toussaint:

This is in response to your letters dated December 19, 2002, January 17, 2003, and February 6, 2003 concerning the shareholder proposal submitted to Sprint by Roque Island Gardner Homestead Corporation. We also have received letters on the proponent's behalf dated December 27, 2002, January 6, 2003, January 23, 2003, February 5, 2003, and February 10, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 27 2003
THOMSON
FINANCIAL

Enclosures

cc: Jay W. Eisenhofer
Grant & Eisenhofer, P.A.
Suite 2100
1201 North Market Street
Wilmington, DE 19801-2599

CRGH

Sprint

Claudia S. Toussaint
Assistant Vice President -
Law, Corporate Governance

KSOPHF0302-3B679 Eisenhower A
6200 Sprint Parkway
Overland Park, KS 66251
Voice 913 794 1513
Fax 913 523 9825
claudia.toussaint@mail.sprint.com

RECEIVED
2002 DEC 20 PM 3:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 19, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8(i)(1)
(i)(3)
(i)(7)

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Sprint Corporation ("Sprint") hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Statement") a proposal (the "Proposal") submitted by the Roque Island Gardner Homestead Corporation (the "Proponent") by a letter received on November 14, 2002. We are enclosing six copies of this letter, the Proposal and the supporting statement in favor of the Proposal provided by the Proponent.

It is our belief that the Proposal may properly be omitted from the 2003 Proxy Statement under Rule 14a-8(i). Accordingly, we wish to inform the staff (the "Staff") of the Division of Corporation Finance (and, by a copy of this letter, the Proponent) of this intended omission and to explain the reasons for our position.

The Proposal. The Proposal requires the Board of Directors of Sprint to report, within 30 days following the 2003 annual meeting, the following factual information:

"(a) When, under what circumstances, and by whose authority the 'change of control' provisions in Sprint's compensation plans covering senior executives and directors were changed so that a 'change of control' was deemed to occur upon a shareholder vote in favor of a merger, as opposed to the merger actually taking place; and

(b) Quantification of all economic benefits, by category, e.g., present or former cash compensation, stock option grants/benefits, etc. that flowed to each senior executive officer or director of Sprint as a result of the shareholder vote on the WorldCom merger triggering the 'change of control' provisions in Sprint's compensation plans."

Rule 14a-8(i)(7). Paragraph (i)(7) of Rule 14a-8 provides that a shareholder proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations." It is well settled that the conduct of pending litigation is a matter within a company's ordinary business operations. As described below, the Proposal impacts the conduct of pending litigation. Thus, by attempting to interject shareholder views into the conduct of ongoing litigation to which Sprint is a party, the Proposal seeks to affect the conduct of Sprint's ordinary business operations.

Sprint, its board of directors, and nineteen of its present and former officers and directors are defendants in a shareholder class action lawsuit pending in the United States District Court for the District of Kansas (the "Shareholder Lawsuit").[1] The plaintiffs in that lawsuit claim that these defendants misled investors by failing to disclose that Sprint stock option plans had been "secretly" amended in 1998 to allow for accelerated vesting of stock options on shareholder approval of a merger. The plaintiffs also claim that these defendants engaged in a fraudulent scheme with co-defendants WorldCom, Inc. ("WorldCom"), and its President and Chief Executive Officer, Bernard J. Ebbers, to agree to a phony $129 billion merger between Sprint and WorldCom, which neither Sprint nor WorldCom intended to consummate because they knew it would never be approved by government regulators. The alleged intent of this scheme was to enable certain of Sprint's officers, directors, and employees to cash in early on otherwise unvested Sprint stock options.

Sprint and the other defendants believe that the allegations made in the Shareholder Lawsuit are without merit. The issues raised in the Proposal (i.e., the definition of "change of control" in Sprint's stock option plans, when and if that definition was changed, whether Sprint's directors and senior executive officers received any benefit as a result of shareholder approval of the WorldCom merger, and if so, the quantification of those benefits) are matters that go to the central issues in the Shareholder Lawsuit. They involve contested factual questions that will be the subject of discovery in that lawsuit and, if the lawsuit goes to trial, will include matters to be determined by the trier of fact. However, no discovery has been done in the Shareholder Lawsuit and all proceedings are currently stayed. As a result, requiring Sprint to not only take positions regarding these issues, but also to publicly disclose those positions in a report to shareholders, when plaintiffs are not similarly required to do so, would place Sprint at a disadvantage and would hamper and interfere with Sprint's defense of the Shareholder Lawsuit.

The conduct of litigation, and decisions involved in the contesting of claims asserted against an issuer, are inherently matters of the issuer's ordinary business operations. In such matters, determinations must be made, and definitive actions undertaken, only by the issuer's management in the context of pertinent business and legal considerations. The Staff has consistently determined in a series of no-action letters that conduct of litigation is properly within the exclusive prerogative of management. In both CBS Inc. (available January 21, 1983) and Benihana National Corporation (available September 13, 1991), the Staff determined that

---

[1] *In re* Sprint Corporation Securities Litigation, Master File No. 01-4080-DES. In addition to the Shareholder Lawsuit, there is a derivative lawsuit pending in the Circuit Court of Jackson County, Missouri, making substantially the same factual allegations (Amalgamated Bank v. LeMay, et al., Case No. 00-CV-230077).

those companies could exclude, under the predecessor to the current paragraph (i)(7), shareholder proposals seeking the disclosure of internal reports prepared in connection with ongoing litigation, because the proposals related to the conduct of litigation and decisions made concerning legal defenses, and, as such, were matters that involved the conduct of ordinary business. In CBS Inc. the Staff further determined that a shareholder proposal requesting the board to prepare a second report related to the subject matter of the internal report could also be excluded for the same reason. Although the Proposal does not require the distribution of a report specifically prepared in connection with the Shareholder Lawsuit, it seeks (like the proposal in the CBS letter) to compel Sprint to prepare a report concerning contested factual and other matters that are the subject of the litigation and make it available to all of Sprint's shareholders. Those shareholders include the plaintiffs who are suing Sprint in the Shareholder Lawsuit. Moreover, the Proponent may be a member of the class plaintiffs seek to represent in the Shareholder Lawsuit. The Staff has consistently opposed the use of shareholder proposals as a means to influence the conduct of litigation, even where the proponent has no economic interest in the outcome of the litigation. See Benihana, *Id.*; CBS, *Id.*; Baxter International Inc. (available February 20, 1992), and Pennsylvania Power & Light Co. (available January 29, 1980). Similarly, it has determined in numerous cases that shareholder proposals related to the conduct of litigation can be excluded as relating to the conduct of the ordinary course of business of the company. See Philip Morris Companies, Inc. (available February 22, 1999), Philip Morris Companies Inc. (available February 4, 1997), Exxon Corporation (available December 20, 1995); and Baxter, *Id.* The Proposal is similar to the proposals in these no-action letters in that they all directly relate to issues that involve the conduct of pending litigation. Therefore, we believe that the Proposal is properly excludible under paragraph (i)(7).

Rule 14a-8(i)(1). Paragraph (i)(1) of Rule 14a-8 provides that a shareholder proposal may be excluded if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Section 17-6301(a) of the Kansas General Corporation Law ("KGCL") states that "the business and affairs of every corporation shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this act or in the articles of incorporation." The Proposal, in providing that "Sprint's Board of Directors ***shall*** report to Sprint's shareholders," is framed to be binding on the Board of Directors. The Board of Directors' authority to make decisions regarding the preparation of such a report is not limited by Sprint's articles of incorporation or the KGCL. As supported in the opinion of Kansas counsel attached as Exhibit A, the shareholders do not possess the power to compel the Board of Directors to prepare such a report. Therefore, the Proposal is inconsistent with the Board's authority to manage Sprint's affairs and is improper under KGCL §17-6301(a).

Rule 14a-8(i)(3). Paragraph (i)(3) of Rule 14a-8 permits the exclusion of a shareholder proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. Both the Proposal, and the statement in support of the Proposal offered by the Proponent, contain statements which we believe are false and misleading. In addition, the Proposal and the supporting statement are excludable under Note (b) to Rule 14a-9 which classifies as misleading any "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation".

The tenor of the Proposal and the supporting statement, without any factual foundation, suggests that Sprint's directors and officers have done something improper, illegal or immoral and that the facts surrounding such conduct need to be reported to the shareholders. The Proposal and the supporting statement taken as a whole leave the impression that the directors and officers of Sprint secretly conspired to change the definition of "change of control" in the compensation plans shortly before the vote on the WorldCom merger in order to unjustly enrich themselves. As noted above, these are the same allegations that are being alleged in the Shareholder Lawsuit and vigorously contested by Sprint and the other defendants. The Proponent has not supplied any factual foundation for these statements that impugn the integrity of Sprint as well as the character, integrity and personal reputation of Sprint's directors and officers.

For all of the above reasons, we believe that Sprint may omit the Proposal from Sprint's 2003 Proxy Statement. We, therefore, hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from Sprint's 2003 Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Sprint's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 794-1513, or our outside counsel, John A. Granda of Stinson, Morrison Hecker LLP, at (816) 691-2600.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Claudia Toussaint

Enclosures

cc: Roque Island Gardner Homestead Corporation
John P.M. Higgins, Treasurer
45 Exchange Street, Suite 400
Portland, Maine 04101
(Via facsimile 207-775-4289 and US Mail)

ROQUE ISLAND GARDNER HOMESTEAD CORPORATION

SUITE 400 - 45 EXCHANGE STREET - PORTLAND, MAINE 04101
Telephone 207.775.2354 *Facsimile* 207.775.4289

November 14, 2002

BY OVERNIGHT MAIL

Sprint Corporation
ATTN: Corporate Secretary
6200 Sprint Parkway
Overland Park, KS 66251

Re: Stockholder Proposal For Inclusion in 2003 Proxy Materials

Dear Sir or Madam:

Roque Island Gardner Homestead Corporation hereby submits the enclosed shareholder proposal and supporting statement for consideration and action by shareholders at the 2003 annual meeting of Sprint Corp. ("Sprint"), and for inclusion in Sprint's proxy materials with respect to that annual meeting. Roque Island Gardner Homestead Corporation's business address is as follows:

45 Exchange Street
Portland, Maine 04101

I hereby certify, on behalf of Roque Island Gardner Homestead Corporation, that Roque Island Gardner Homestead Corporation is the beneficial holder of 7,000 shares of Sprint common stock. Roque Island Gardner Homestead Corporation has owned shares of Sprint common stock with a market value in excess of $2,000.00 for more than one year, and intends to continue ownership of such securities through the annual meeting date.

Roque Island Gardner Homestead Corporation's shares of Sprint stock are held of record by Cede & Co., as nominee of the Depository Trust Company, in the account of The Bank of New York. The Bank of New York is holding these shares as custodian for Ram Trust Services, Inc., which is holding the shares as custodian and investment agent for Roque Island Gardner Homestead Corporation. Further verification of Roque Island Gardner Homestead Corporation's beneficial ownership can be provided upon request.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (207)775-2354.

Sincerely,
Roque Island Gardner Homestead Corporation

By: John P.M. Higgins, Treasurer

Sprint Corp. Shareholder Resolution

WHEREAS, on April 28, 2002 in accordance with the recommendation of Sprint's Board of Directors, Sprint shareholders voted to approve the acquisition of Sprint by WorldCom via a merger.

WHEREAS, the proposed merger never took place, due in part to the opposition of the United States Department of Justice.

WHEREAS, nevertheless, the vote for the proposed merger, as opposed to the merger itself, triggered the "change of control" provisions in certain of Sprint's compensation plans, possibly resulting in millions of dollars of economic benefits to Sprint's senior executive officers and directors.

NOW THEREFORE, BE IT RESOLVED, that within 30 days following the 2003 annual meeting, Sprint's Board of Directors shall report to Sprint's shareholders the following factual information:

(a) When, under what circumstances, and by whose authority the "change of control" provisions in Sprint's compensation plans covering senior executive officers and directors were changed so that a "change of control" was deemed to occur upon a shareholder vote in favor of a merger, as opposed to the merger actually taking place; and

(b) Quantification of all economic benefits, by category, e.g., present or former cash compensation, stock option grants/benefits, etc. that flowed to each senior executive officer or director of Sprint as a result of the shareholder vote on the WorldCom merger triggering the "change of control" provisions in Sprint's compensation plans.

Supporting Statement

In the Spring of 2002, Sprint's Board recommended that Sprint's shareholders vote in favor of a proposed merger of Sprint and WorldCom. Sprint's shareholders followed this recommendation. However, the Justice Department objected to the merger and it was abandoned.

However, prior to the vote on the merger, the definition of "change of control" in certain of Sprint's compensation programs benefiting senior executive officers and directors was changed so that a vote for a merger was deemed a "change in control" even though the merger itself never occurred. Sprint's shareholders were not told of this change. As a result of this modification of the definition of "change of control", Sprint's senior executives and directors may have received millions of dollars of benefits for a merger that never occurred. Several of those senior executives then left Sprint after receiving these benefits. Others that stayed returned to the same job for the same company.

Sprint's shareholders have lost billions of dollars of market capitalization in the past few years. Sprint's shareholders are entitled to know what compensation was paid to Sprint's senior executive officers and directors pursuant to the "change in control" provisions triggered by the vote in favor of the merger with WorldCom, which merger never occurred.

We believe Sprint's shareholders are entitled to know when, why, and by whom this change was made, and how much in economic benefits flowed from Sprint to its senior executive officers and directors as a result. Vote in favor of the resolution to find out the facts!

STINSON
MORRISON
HECKER LLP

2600 Grand Boulevard
Kansas City, MO 64108-4606

Tel (816) 691-2600
Fax (816) 474-4208

December 18, 2002

Sprint Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

Re: Shareholder Proposal Submitted by
Roque Island Gardner Homestead Corporation

Ladies and Gentlemen:

By letter dated November 14, 2002, Roque Island Gardner Homestead Corporation (the "Proponent") has requested the inclusion of a shareholder proposal and supporting statement (the "Proposal") in the proxy materials being prepared in connection with the 2003 annual meeting of shareholders (the "Annual Meeting") of Sprint Corporation, a Kansas Corporation (the "Company"). The Proposal is a shareholder resolution which seeks to require the Company's Board of Directors to report certain information to the Company's shareholders within 30 days following the Annual Meeting and a supporting statement which endeavors to justify such action and obtain proxy support. You have requested our opinion regarding whether the Proponent's proposal is a proper subject for action by shareholders under Kansas law.

Documents Reviewed/Scope of Investigation

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Proposal and the supporting statement;

(ii) the Articles of Incorporation of the Company;

(iii) the Bylaws of the Company; and

(iv) such other certificates, documents, records and papers, as we have deemed necessary and relevant as a basis for this opinion.

The opinions expressed herein are given only with respect to the present status of the laws of the State of Kansas. We express no opinion as to any matter arising under the laws of any other jurisdiction.

KANSAS CITY
OMAHA
OVERLAND PARK
PHOENIX
ST. LOUIS
WASHINGTON, D.C.
WICHITA

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assumed that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

WHEREAS, on April 28, 2002 in accordance with the recommendation of Sprint's Board of Directors, Sprint shareholders voted to approve the acquisition of Sprint by WorldCom via a merger.

WHEREAS, the proposed merger never took place, due in part to the opposition of the United States Department of Justice.

WHEREAS, nevertheless, the vote for the proposed merger, as opposed to the merger itself, triggered the "change of control" provisions in certain of Sprint's compensation plans, possibly resulting in millions of dollars of economic benefits to Sprint's senior executive officers and directors.

NOW THEREFORE, BE IT RESOLVED, that within 30 days following the 2003 annual meeting, Sprint's Board of Directors shall report to Sprint's shareholders the following factual information:

When under what circumstances, and by whose authority the "change of control" provisions in Sprint's compensation plans covering senior executive officers and directors were changed so that a "change of control" was deemed to occur upon a shareholder vote in favor of a merger, as opposed to the merger actually taking place; and

Quantification of all economic benefits, by category, e.g., present or former cash compensation, stock option grants/benefits, etc. that flowed to each senior executive officer or director of Sprint as a result of the shareholder vote on the WorldCom merger triggering the "change of control" provisions in Sprint's compensation plans.

Opinion

For the reasons articulated below, it is our opinion that, under the laws of the State of Kansas, the Proposal is not a proper subject for action by shareholders at the Annual Meeting.

The language in KGCC §17-6301(a) grants the board of directors exclusive authority to serve as the decision-making body in relation to the operation of the business of a corporation, unless the board's decision making capacity is restricted by the corporation's articles of incorporation or the KGCC. Neither Sprint's articles of incorporation nor the KGCC contain any provisions that would restrict the authority of the board of directors to deal with the subject matter of the Proposal.

Furthermore, under Kansas case law, the board of directors has wide discretion in the exercise of its authority to determine the policies and manage the affairs of a corporation. *Beard v. Achenbach Memorial Hospital Ass'n*, 170 F.2d 859, 862 (10th Cir. 1948); *Nat'l Reserve Life Ins. Co. v. Moore*, 219 P.261, 262 (Kan. 1923); *Geiman-Herthel Furniture Co. et. al. v. Geiman,* 160 Kan. 346, 352, 161 P.2d 504 (Kan.1945); *see also Sampson v. Hunt,* 233 Kan. 572, 584-585, 665 P.2d 743 (Kan.1983) ("The directors have the power to control and direct the affairs of the corporation" and, absent fraud, Kansas courts "generally will not interfere on behalf of a dissatisfied stockholder with the discretion of the directors on questions of corporate management, policy or business.").

The KGCC, which was initially adopted in 1972, was inspired substantially from the text of the Delaware corporation law of 1967. As a result, Kansas courts have a long history of looking to Delaware case law when interpreting the KGCC. *Arctic Financial Corp. v. OTR Express, Inc.*, 38 P.3d 701 (Kan. 2002); *Arnaud v. Stockgrowers Bank*, 268 Kan. 163, 992 P.2d 216 (Kan. 1999).

Section 141(a) of the Delaware General Corporation Law ("DGCL") is substantively identical to KGCC §17-6301(a). Like Kansas, under Delaware law, if there is to be any variation from the mandate of DGCL §141(a), it can only be as "otherwise provided in this chapter or *in its certificate of incorporation*." (Emphasis added). *See, e.g.*, *Lehrman v. Cohen*, 222 A.2d 800, 808 (Del. 1966).

The distinction set forth in the DGCL between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984). *See also McMullin v. Beran*, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing DGCL §141(a)); *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in *Abercrombie v. Davies*, 123 A.2d 893, 898 (Del. Ch. 1956), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in *Maldonado v. Flynn*, 413 A.2d 1251, 1255 (Del. Ch. 1980), *rev'd on other grounds sub nom. Zapata Corp. v. Maldonado*, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; DGCL §141(a).

See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); *Adams v. Clearance Corp.*, 121 A.2d 302 (Del. 1956); *Mayer v. Adams*, 141 A.2d 458 (Del. 1958); *Lehrman*, 222 A.2d 800; *Paramount Communications Inc. v. Time Inc.*, C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), *aff'd*, 571 A.2d 1140 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted).

As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. *See Rosenblatt v. Getty Oil Co.*, C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), *aff'd*, 493 A.2d 929 (Del. 1985); *Field v. Carlisle Corp.*, 68 A.2d 817, 820-21 (Del. Ch. 1949); *Clarke Mem'l College v. Monaghan Land Co.*, 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. *Paramount Communications, Inc. v. Time Inc.*, 571 A.2d 1140, 1154 (Del. 1989); *Smith v. Van Gorkom*, 488 A.2d 858, 873

(Del. 1985). The reluctance of the courts to permit a board to delegate its own authority demonstrates that, the courts will not readily tolerate the usurpation of the board's responsibilities by stockholders. *See, e.g., Paramount Communications, Inc.*, slip op. at 77-78 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

If approved and adopted, the Proposal would require the Company's board of directors to report to the shareholders within 30 days after the Annual Meeting the information called for by the Proposal. The board of directors' authority to make decisions regarding whether to prepare such a report, and whether to distribute such report to the shareholders if it is prepared, is not limited by the Company's articles of incorporation nor is there any provision in the KGCC that would specifically grant the shareholders the power to direct the board of directors to prepare and distribute such a report. The Proposal mandates action in an area that falls within the scope of powers reserved for the board of directors and not restricted by the Company's articles of incorporation or the KGCC. In this regard, we particularly note that the report required by the Proposal involves matters that are currently the subject of pending litigation to which the Company is a defendant and thus could affect the ability of the board of directors to control the conduct of ongoing litigation, which is inherently a management function. Thus, the proposal conflicts with, and intrudes upon, the powers conferred upon the Company's board of directors by the KGCC and the Company's articles of incorporation, and is therefore not a proper subject for shareholder action under Kansas law.

Our opinions are given as of the date hereof, and we assume no obligation to update or supplement our opinions in response to subsequent changes in the law or future events or circumstances.

The foregoing opinion is rendered solely for the Company's benefit in connection with the matters addressed herein and may not be relied upon for any other purpose or by any other person for any purpose (other than the staff of the Securities and Exchange Commission for the purpose of evaluating whether to issue a no-action letter with respect to the Proposal), without in each instance our prior written consent.

Sincerely,

STINSON MORRISON HECKER LLP

Stinson Morrison Hecker LLP

ROQUE ISLAND GARDNER HOMESTEAD CORPORATION

SUITE 400 - 45 EXCHANGE STREET - PORTLAND, MAINE 04101
Telephone 207.775.2354 *Facsimile* 207.775.4289

December 27, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0402

RECEIVED
2002 DEC 30 PM 3:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

To Whom It May Concern:

We are receipt of Sprint Corporation's letter dated December 19, 2002, in which it informs the Commission of its intent to exclude our proposal from its proxy materials. We intend to provide the Commission with a substantive response by January 6, 2003, and respectfully request that the Commission not respond to Sprint's letter until after receiving our submission.

Sincerely,
Roque Island Gardner Homestead Corporation

By: John P. M. Higgins, Treasurer

cc: Claudia Toussaint
Assistant Vice President – Law, Corporate Governance
Sprint Corporation
KSOPHF0302-3B679 Eisenhower A
6200 Sprint Parkway
Overland Park, KS 66251

G &E

GRANT & EISENHOFER, P.A.

SUITE 2100
1201 NORTH MARKET STREET
WILMINGTON, DELAWARE 19801-2599
(302) 622-7000 • FAX: (302) 622-7100
www.gelaw.com

JAY W. EISENHOFER
STUART M. GRANT
MEGAN D. MCINTYRE
GEOFFREY C. JARVIS

DENISE T. DIPERSIO
ABBOTT A. LEBAN
DIANE T. ZILKA **

KURT N. SCHACHT †
OF COUNSEL

MICHAEL J. BARRY ††
CHRISTINE S. BULMAN
CYNTHIA A. CALDER
RICHARD M. DONALDSON *
C. KIRBY HAPPER ***
JOHN C. KAIRIS
SIDNEY S. LIEBESMAN
JAMES P. MCEVILLY, III *
KEVIN K. O'BRIEN ****
MARLON Q. PAZ ††††
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DMITRY PILIPIS †††

* ADMITTED IN NJ & PA ONLY
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DIRECT DIAL: (302) 622-7050

January 6, 2003

VIA TELECOPY AND OVERNIGHT MAIL

Paula Dubberly, Esq.
Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Shareholder proposal submitted by Roque Island Gardner Homestead Corporation to Sprint Corporation

Dear Ms. Dubberly:

We write on behalf of Roque Island Gardner Homestead Corporation ("Roque Island") in response to the letter dated December 19, 2002, sent by Sprint Corporation ("Sprint" or the "Company") to the Division of Corporate Finance of the Securities and Exchange Commission (the "Division") in which Sprint maintains that Roque Island's shareholder proposal may be excluded from the Company's 2003 proxy statement pursuant to Rules 14a-8(i)(7), 14a-8(i)(1), and 14a-8(i)(3). Sprint's arguments are misplaced and Roque Island's proposal should be included in the Company's proxy statement.

Roque Island's proposal requests[1] that Sprint's Board of Directors (the "Board") report to the shareholders regarding the compensation paid to senior executives pursuant to amended "change in control" provisions in the Company's compensation plans when the shareholders voted to approve a proposed merger with WorldCom in the spring of 2002.

---

1 See *infra* Sec. 2.

Sprint advances three arguments in support of why it believes that Roque Island's proposal may be excluded. First, Sprint argues that the proposal relates to the "ordinary business" of the Company because Sprint currently is defending a lawsuit in which the plaintiffs allege that the Board committed securities fraud by failing to disclose the amendments to the compensation plans. Second, Sprint argues that the proposal, as phrased, is improperly mandatory and violates Kansas law. Third, Sprint suggests that the "tenor" of the proposal somehow makes the entire proposal "false and misleading," although the Company has not contested a single fact contained in Roque Island's proposal. None of these arguments provides any basis to exclude the proposal.

1. The Proposal Does Not Relate to the "Ordinary Business" of the Corporation and Does Not Violate Rule 14a-8(i)(7).

One of the central goals of the Securities Act of 1933 and of the Securities Exchange Act of 1934, as well as of the rules promulgated by the Securities and Exchange Commission, is to ensure that registered corporations completely and accurately disclose material financial information to the investing public. The Commission itself observed: "The laws and rules that govern the securities in the United States derive from a simple and straightforward concept: all investors, whether large institutions or private individuals, should have access to certain basic facts about an investment prior to buying it. . . . Only through the steady flow of timely, comprehensive and accurate information can people make sound investment decisions." *The Investor's Advocate: How the SEC Protects Investors and Maintains Market Integrity*, available at http://www.sec.gov/about/whatwedo.shtml. Roque Island's proposal at issue here simply requires Sprint's Board to prepare a report disclosing certain compensation paid to senior executives of the Company pursuant to amended change in control provisions in the Company's compensation plans. In fact, the Company is already under an obligation to disclose this kind of information. *See* Items 201, 402 and 601 of Regulation S-K (Executive Compensation), and *Disclosure of Equity Compensation Plan Information*, Release Nos. 33-8048, 34-45189, available at http://www.sec.gov/rules/final/33-8048.htm.[2] The disclosure of this information does not fall within the "ordinary business" of the Corporation, and Roque Island's proposal should not be excluded under Rule 14a-8(i)(7).

---

[2] Item 402 of Regulation S-K requires disclosure of compensation paid to the registrant's CEO and the four most highly paid executives, and up to two additional persons who served as CEO during the applicable calendar year but who were not serving as CEO at the completion of the fiscal year. The amendments to Items 201 and 601 of Regulation S-K, applicable with respect to annual reports filed by companies whose fiscal years end on or after March 15, 2002, and for proxy and information statements soliciting shareholder action on or after June 15, 2002, require disclosure of (i) number of the number of securities to be issued upon the exercise of all outstanding options, warrants and rights; (ii) the weighted average exercise price of such warrants, options, and rights; and (iii) the number of securities remaining available for future issuance. Thus, the only information sought by the proposal that is not already required to be disclosed is the compensation that was paid to senior executives other than that disclosed, and the specific identification of that compensation that was paid pursuant to the "change in control" provisions.

For almost 13 years, it has been the consistent position of the Division that shareholder resolutions that address compensation issues of senior executives *may not be excluded* as falling within the a company's "ordinary business." In *Battle Mountain Gold Company* (publicly available Feb. 13, 1992), the Division stated that shareholder proposals that address compensation issues for senior executives of a registrant will *not* be considered to address the "ordinary business" of the corporation. The Division stated: "In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business." The Division has restated this position several times since *Battle Mountain* was released. *See, e.g.*, *Baltimore Gas & Electric* (publicly available Feb. 14, 1992) (resolution recommending cap of executive compensation not excludable under Rule 14a-8(c)(7)); *Sprint Corporation* (available March 9, 1993) (resolution recommending board to limit compensation to executive officers to 20 times the pay of the average employee not excludable under Rule 14a-8(c)(7)).

Indeed, the Division recently reaffirmed its position that shareholder resolutions addressing the compensation of "senior executives" do *not* fall within the "ordinary business" exclusion of Rule 14a-8(c)(7). In *Staff Legal Bulletin No. 14A* (released July 12, 2002), the Division explained the historical basis for this position:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the 'ordinary business' exclusion, we are modifying our treatment of proposals relating to this topic. Going forward, we will take the following approach to rule 14a-8(i)(7) submissions concerning proposals that relate to shareholder approval of equity compensation plans:
>
> * *Proposals that focus on equity compensation plans that may be used to compensate only senior executive officers and directors.* As has been our position since 1992, companies may not rely on rule 14a-8(i)(7) to omit these proposals from their proxy materials.

The proposal at issue here simply seeks disclosure of what compensation was paid to "senior executives" pursuant to amended "change in control" agreements. It is precisely the kind of shareholder proposal that has been approved by the Division for almost 13 years, and as a result, may not be excluded under Rule 14a-8(i)(7).

Apparently recognizing that Roque Island's proposal properly relates to compensation of senior executives (*see Sprint Corporation* (available March 9, 1993)), Sprint ignores the compensation issue entirely. Instead, Sprint argues that the proposal should be excluded because it relates to "litigation." According to Sprint's letter dated December 19, 2002, Sprint and its Board currently are defendants in a securities class action in which the plaintiffs allege that the defendants committed securities fraud by "engag[ing] in a fraudulent scheme with [WorldCom and WorldCom's CEO Bernard J. Ebbers] to agree to a phony $129 billion merger between Sprint and WorldCom, neither Sprint nor WorldCom intended to consummate because they knew it would never be approved by government regulators. The alleged intent of this scheme was to enable certain of Sprint's officers, directors and employees to cash in early on otherwise unvested stock options." Sprint suggests that, because of the mere existence of this lawsuit, any shareholder resolution dealing with the "change in control" agreements, the amendments of which underlie the claims in the class action, necessarily must be excluded as relating to "litigation" and thus falling within the "ordinary business" exclusion. Sprint is mistaken.

There mere existence of ongoing litigation, in itself, has *never* provided an adequate reason for the Division to approve of the exclusion of a proposal under Rule 14a-8(i)(7). For example, in *Philip Morris Companies, Inc.* (publicly available Feb. 14, 2000), the registrant argued that a shareholder proposal requesting the registrant to produce a report on how the company intended to address health issues improperly related to ongoing personal injury litigation against the company. The Division rejected this argument. Similarly, in *Bristol-Myers Squibb Company* (publicly available Dec. 29, 1999), the Division rejected the registrant's argument that a shareholder resolution that urged the company to adopt a "policy of restraint" relating to product pricing improperly related to ongoing litigation alleging that the company had engaged in price discrimination. Indeed, the Division has consistently rejected arguments that shareholder proposals improperly relate to litigation simply because the subject matter of the proposal was also the subject matter of litigation. *See, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (publicly available March 7, 2000) (Division rejected argument that proposal that directed company to create independent committee to investigate and report to shareholders regarding the company's efforts to prevent minors from gaining access to products improperly related to litigation with the FDA that involved preventing minors from gaining access to tobacco products); *Marriott International, Inc.* (publicly available Mar. 19, 2002) (Division rejected argument that proposal that urged the adoption of certain labor policies improperly related to the registrant's ongoing litigation against the proponent before the National Labor Relations Board); *Philip Morris Companies, Inc.* (publicly available Feb. 22, 1999) (Division rejected argument that proposal that requested the registrant to submit advertising to independent review improperly related to compliance with settlement agreement that set limits on advertising).

In truth, only where the proposal would directly affect litigation strategy (*i.e.*, would require the registrant to divulge litigation strategy or to take affirmative action to concede a claim or defense in specific litigation) has the Division agreed that the proposal related to the "ordinary business" of the company. The no-action letters cited by Sprint demonstrate this point quite clearly.

For example, *Benihana National Corp.* (available Sept. 13, 1991), *CBS Inc.* (available Jan. 21, 1983), *Baxter International, Inc.* (available Feb. 20, 1992), and *Exxon Corp.* (available Dec. 20, 1995) each involved a shareholder proposal that either required the company to take some affirmative action in a particular pending lawsuit, or required the company to disclose confidential reports generated *as part of* that pending lawsuit. *Benihana National Corp.* (proposal directed publication of the report regarding a particular lawsuit prepared by a "Special Litigation Committee" of the registrant's board; Division noted that the subject report "*was prepared in connection with the defense of a legal action being prosecuted against the company by the proponent.*" (emphasis supplied); *CBS Inc.* (proposal directed the registrant to settle a particular pending lawsuit and to release a confidential report detailing the findings of an internal investigation the company performed regarding the claims asserted in that lawsuit); *Baxter International, Inc.* (proposal directed the company to waive its attorney client privilege in a particular lawsuit); and *Exxon Corp.* (proposal directed the registrant to pay a specific settlement and to forego appeals in a particular lawsuit).

Similarly, in the *Philip Morris* no-action letters cited by Sprint, the shareholder proposals directed the registrant to take a specific course of conduct that would have, in effect, conceded the registrant's position in ongoing litigation. *Philip Morris Companies, Inc.* (available Feb. 22, 1999) (proposal directed registrant to stop using "light" and "ultra light" in marketing, where existing litigation sought injunction prohibiting registrant from using "light" and "ultra light" in marketing); *Philip Morris Companies, Inc.* (publicly available Feb. 4, 1997) (proposal directed registrant to comply with specific FDA regulations, where registrant was prosecuting a lawsuit contesting the legality of those very regulations).

In contrast to shareholder proposals that directly affect litigation strategy, a proposal, such as Roque Island's proposal at issue here, that merely requires the disclosure of facts – which occurred in the past – does not request information about the litigation, does not require the company to disclose how it intends to handle the litigation, and does not purport to direct the registrant's conduct in that litigation. Merely because these facts have some relevance in ongoing litigation does not provide any basis for exclusion of the proposal under Rule 14a-8(i)(7). *See Philip Morris Companies, Inc.* (publicly available Feb. 14, 2000).

Roque Island's proposal seeks disclosure of the compensation paid by Sprint – indeed paid with the shareholders' money – to "senior executives" of the Company. This proposal simply seeks the disclosure of material facts – which is the central purpose of securities regulation in this country. *See The Investor's Advocate* (discussing the role of the Division of Corporate Finance, the Commission stated: "To meet the SEC's requirements for disclosure, a company issuing securities or whose securities are publicly traded must make available all information, whether it is positive or negative, that might be relevant to an investor's decision to buy, sell, or hold the security."). Permitting Sprint to exclude Roque Island's proposal would thwart the very goal of complete disclosure that the SEC's Rules are designed to promote.

2. The Proposal Does Not Violate Rule 14a-8(i)(1).

Sprint next argues that the proposal should be excluded because it allegedly violates Kansas law by purporting to *require* the Company to prepare a report on senior executive compensation. The mandatory nature of the proposal, Sprint asserts, violates state law.

Kansas law, like Section 141(a) of the Delaware General Corporation Law ("DGCL"), provides that the business and affairs of the corporation shall be managed by the Board of Directors. *Compare* KGCC § 17-6301(a) *with* DGCL § 141(a). In interpreting similar provisions, the Division has in the past opined that a shareholder resolution that purports to direct the Board to take a specific action improperly infringes upon the Board's managerial responsibilities. *See NetCurrents, Inc.* (publicly available May 18, 2001). In contrast, on several occasions the Division has permitted proposals that specifically require a registrant to prepare a report to shareholders. *See, e.g., American Standard Companies* (publicly available March 18, 2002); *Jackpot Enterprises Inc.* (publicly available Nov. 23, 1998). Indeed, the Division has stated that a resolution merely requiring the disclosure of facts on an issue that is the proper subject for shareholder action is consistent with the Board's fiduciary responsibilities. *See UAL Corporation* (publicly available Mar. 16, 1992) ("In reaching a position, we read the proposal as requiring no more than an obligation to disclose. We are unable to conclude, therefore, that the Company's Board would be unable to discharge this obligation consistent with the duties imposed upon them as fiduciaries as well as under the federal securities laws.").

Roque Island respectfully disagrees with the suggestion that merely requiring the Board to prepare a report to the shareholders improperly interferes with the Board's ability to oversee the daily operations of the Company. Nevertheless, Sprint's argument provides no basis for excluding the proposal in any event. Rather, the Division consistently has opined that proposals that would *require* the Board to do something could not be excluded under Rule 14a-8(i)(1) if they were rephrased as a *request* to the Board. To that end, if the Division is of the opinion that the proposal, as drafted, runs afoul of Kansas law for the reasons stated in Sprint's letter, Roque Island will submit an amended proposal to address that concern. Roque Island will change the first sentence of the last paragraph of the resolution to read as follows: "NOW THEREFORE, BE IT RESOLVED, that the shareholders urge Sprint's Board of directors to report to them, within 30 days following the 2003 annual meeting, the following factual information:"

3. The Proposal Is Not False or Misleading.

Sprint's final argument is that the "tenor" of the proposal is somehow false or misleading, but they fail to contest any of the facts set forth in Roque Island's proposal. The reason is obvious: Everything in the proposal is true.

Attached as "Exhibit 1" to this letter is Sprint's Proxy Statement filed March 10, 1998. On Page 11 of the Proxy Statement, under the heading "OPTION GRANTS," the Company disclosed the options granted during 1997 to senior executives of the Company, and explained that vesting of these options would be accelerated in the event of a "change in control" in the Company. Importantly, Company then stated as follows: "A change in control is deemed to occur if someone acquires 20% or more of the outstanding stock of Sprint or if there is a change of a majority of the Directors within a two-year period."

The Company, however, amended this definition of "change in control" in November of 1998. In the Company's Form 10-K for the year ended December 31, 1998 (filed March 5, 1999), the Company attached a copy of Sprint Corporation's 1990 Stock Option Plan "As Amended and Restated by the Board Effective on the Recapitalization Date (November 24, 1998)." This "Amended and Restated" Stock Option Plan provided that a "change in control" would be deemed to occur if "the Company's shareholders approve a merger or consolidation in which the Company is not the surviving entity, or a liquidation or dissolution of the Company, or a sale of all or substantially all of the Company's assets." A true and correct copy of the "Amended and Restated" 1990 Stock Option Plan (which was attached to Sprint's 1998 Form 10-K as "Exhibit K") is attached to this letter as "Exhibit 2." This definition is notably different from that disclosed in the 1998 Proxy Statement.

Clearly, then, the Board in fact amended the definition of "change in control" in November of 1998. Prior to November of 1998, a "change in control" required just that – a change in control of the Company. Subsequent to November 1998, however, a "change in control" was deemed to occur if the shareholders merely *voted in favor* of a transaction that would have resulted in a change in control, even if no change in control ever actually occurred. This fact is undisputed. It is also undisputed that in 2002 the shareholders of Sprint voted in favor of a merger with WorldCom. Roque Island's proposal simply requests disclosure of whether the senior executives of Sprint were paid anything under the "change in control" provisions that were amended by the Board in November of 1998 by virtue of the shareholder vote on the proposed merger with WorldCom in the spring of 2002.

Although Sprint does not contest any of the underlying facts, it nonetheless asserts that the "tenor" of the proposal somehow gives the "misleading" impression that the Board did something wrong. Roque Island's proposal, however, is neither intended nor designed to cast aspersions on the Board's conduct in connection with the proposed merger with WorldCom. The simple fact is that the shareholders are entitled to know whether, and in what amount, Sprint paid senior executives pursuant to the "change in control" provisions that the Board amended in November of 1998. Roque Island's proposal addresses a proper subject for a shareholder resolution, is factually correct, and does not violate Rule 14a-8(i)(3).

For the foregoing reasons, we believe that Roque Island's proposal should be included in Sprint's 2003 Proxy Statement, and that Sprint's request for a no-action letter from the Division should be denied. In the event that the Division disagrees with our position, or requires any additional information, we would appreciate the opportunity to meet and confer to discuss these issues. Please feel free to call the undersigned at your convenience.

Kindly return a stamped copy of this letter in the enclosed, self-addressed stamped envelope.

Sincerely,

Jay W. Eisenhofer

Enclosures

cc: Claudia S. Toussaint
Assistant Vice President
Law, Corporate Governance
Sprint Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
(Via telecopy and first class mail, w/ encl.)

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant [X]

Filed by a Party other than the Registrant [_]

Check the appropriate box:

[_] Preliminary Proxy Statement

[_] CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY (AS PERMITTED BY RULE 14A-6(E)(2))

[X] Definitive Proxy Statement

[_] Definitive Additional Materials

[_] Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

Sprint Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required

[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

[_] Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

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Notes:

LOGO

Post Office Box 11315

Kansas City, Missouri 64112

William T. Esrey
Chairman

March 10, 1998

Dear Stockholder:

On behalf of the Board of Directors and Management, I cordially invite you to attend the Annual Meeting of the Stockholders of Sprint Corporation. The Annual Meeting will be held at 10:00 a.m. on Tuesday, April 21, 1998, at Sprint World Headquarters, 2330 Shawnee Mission Parkway, Westwood, Kansas. The enclosed notice of the meeting and Proxy Statement contain detailed information about the business to be transacted at the meeting.

The Board of Directors has nominated the three present Directors whose terms of office expire this year to continue to serve as Directors of Class III. Ruth M. Davis, a Director of Sprint since 1981 and a present Class II Director, will retire when her term of office expires at the Annual Meeting. The Board of Directors recommends that you vote for the nominees.

You are also being asked to approve amendments to the 1988 Employees Stock Purchase Plan and to approve the appointment of Ernst & Young LLP as independent auditors of Sprint for 1998. The Board of Directors recommends that you vote for these proposals.

Three Stockholder proposals are also included in the Proxy Statement. The proposals relate to Sprint's retirement plan for outside Directors, stock option plans and compensation agreements contingent upon a change in control of Sprint. For the reasons set forth in the Proxy Statement, the Board of Directors recommends a vote against each proposal.

The prompt return of your proxy in the enclosed business return envelope will save Sprint additional expenses of solicitation and will help ensure that as many shares as possible are represented.

Sincerely,

LOGO

Chairman
SPRINT CORPORATION
P.O. BOX 11315
KANSAS CITY, MISSOURI 64112

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD APRIL 21, 1998

TO THE STOCKHOLDERS OF SPRINT CORPORATION:

The Annual Meeting of the Stockholders of Sprint Corporation (Sprint) will be held at the World Headquarters of Sprint, 2330 Shawnee Mission Parkway, Westwood, Kansas on Tuesday, April 21, 1998, at 10:00 a.m. (local time) for the following purposes:

1. To elect three Class III Directors to serve for a term of three years.

2. To consider and approve amendments to the 1988 Employees Stock Purchase Plan.

3. To consider and approve the appointment of Ernst & Young LLP as independent auditors of Sprint for 1998.

4. To act upon such matters, including three Stockholder proposals (set forth on pages 20 through 24 of the accompanying Proxy Statement), as may properly come before the meeting or any adjournments thereof.

The close of business on February 23, 1998 has been designated as the record date for the determination of Stockholders entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

By order of the Board of Directors Don A. Jensen Vice President and Secretary

Westwood, Kansas
March 10, 1998

YOUR VOTE IS IMPORTANT

We consider the vote of each Stockholder important, whatever the number of shares held. If you are unable to attend the meeting in person, please sign, date and return your proxy in the enclosed envelope at your earliest convenience. The prompt return of your proxy will save expense to Sprint.

SPRINT CORPORATION
P.O. BOX 11315
KANSAS CITY, MISSOURI 64112

PROXY STATEMENT
MARCH 10, 1998

PROXIES, SOLICITATION AND VOTING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of proxies in the accompanying form to be used at the Annual Meeting of Stockholders on April 21, 1998. Properly executed and dated proxies received will be voted in accordance with instructions thereon. If the proxy card is signed and returned and no instructions are given on the proxy with respect to the matters to be acted upon, the shares represented by the proxy will be voted for the election of the nominees for Directors designated below, for approval of amendments to the 1988 Employees Stock Purchase Plan, for approval of the appointment of the auditors of Sprint and against the Stockholder proposals.

A Stockholder giving a proxy may revoke it at any time before it is exercised by filing with the Secretary of Sprint an instrument of revocation or a duly executed proxy bearing a later date. A proxy may also be revoked by attending the Annual Meeting of Stockholders and voting in person. Attendance at the Annual Meeting of Stockholders will not in and of itself constitute the revocation of a proxy.

In addition to solicitation by mail, proxies may be solicited by officers of Sprint in person or by telephone. Sprint has retained D. F. King & Co., Inc. to assist in the solicitation of proxies for an anticipated fee of $6,500 plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Sprint.

As of the record date, February 23, 1998, Sprint had outstanding and entitled to vote 343,323,103 shares of Common Stock, 42,615 shares of Preferred Stock-First Series, Convertible, 256,167 shares of Preferred Stock- Second Series, Convertible, and 95 shares of Preferred Stock-Fifth Series. Each share of Common Stock, Preferred Stock-First Series, Convertible, Preferred Stock-Second Series, Convertible, and Preferred Stock-Fifth Series is entitled to one vote on each matter to be voted on at the meeting. As of the record date, Sprint also had outstanding 86,236,036 shares of Class A Common Stock. Each share of the Class A Common Stock is entitled to one vote on each matter to be voted on at the meeting other than election of Directors.

The three nominees for Director receiving the greatest number of votes at the Annual Meeting of Stockholders will be elected as Directors. In addition, the holders of the Class A Common Stock, France Telecom and Deutsche Telekom AG, have the right to elect three Directors. For all other matters to be voted upon at the Annual Meeting, the affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for approval. For purposes of determining the outcome of the vote on these matters, an instruction to "abstain" from voting on a proposal will be treated as shares present and entitled to vote, and will have the same effect as a vote against a proposal. "Broker non-votes", which occur when brokers are prohibited from exercising discretionary voting authority for beneficial owners who have not provided voting instructions, are not counted for the purpose of determining the number of shares present in person or represented by proxy on a voting matter and have no effect on the outcome of the vote.

Sprint's policy is that all Stockholder meeting proxies, ballots and voting tabulations that identify the vote of a specific Stockholder shall, with certain specific and limited exceptions, be kept confidential from Sprint's Directors, officers or employees. One exception to Sprint's confidential voting policy occurs when a Stockholder writes comments on his or her proxy card. This exception is designed to accommodate the Stockholders who express their opinions and views by writing comments on their proxy cards and expect Sprint to receive those comments.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about the only known beneficial owners of more than five percent of Sprint's outstanding voting stock, based solely on Schedules 13G and 13D received by Sprint:

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Class A Common Stock....	France Telecom 6 place d'Alleray 75505 Paris Cedex 15 France	43,118,018 shares	50%
Class A Common Stock....	Deutsche Telekom AG Friedrich-Ebert-Allee 140 D-53113 Bonn Germany	43,118,018 shares	50%
Common Stock............	Putnam Investments, Inc. One Post Office Square Boston, Massachusetts	21,355,530 shares	6%

The following table states the number of shares of Sprint Common Stock beneficially owned, as of December 31, 1997, by each current Director, each executive officer named in the "Summary Compensation Table" and by all Directors and executive officers as a group. The number of shares beneficially owned by all Directors and executive officers as a group represented less than one percent of the outstanding shares. Except as otherwise indicated, each individual named has sole investment and voting power with respect to the securities shown.

NAME	NUMBER OF SHARES
DuBose Ausley..	7,652(1)
Warren L. Batts..	5,000(1)
Michel Bon...	0(1)
Ruth M. Davis..	2,226(1)
William T. Esrey.......................................	380,424(1)(2)
Gary D. Forsee...	39,486(1)
Michael B. Fuller......................................	27,716(1)
Irvine O. Hockaday, Jr.................................	1,500(1)
Harold S. Hook...	16,000(1)
Arthur B. Krause.......................................	90,376(1)(2)
Ronald T. LeMay..	284,905(1)
Linda Koch Lorimer.....................................	1,465(1)
D. Wayne Peterson......................................	78,378(1)
Charles E. Rice..	3,000(1)
Ron Sommer...	0(1)
Stewart Turley...	3,400(1)
All Directors and executive officers as a group (26 persons)..	1,202,277(1)(2)

(1) Does not include shares which may be acquired upon the exercise of stock options exercisable on or within sixty days after December 31, 1997, under Sprint's stock option plans as follows: 22,500, 18,496, 1,500, 3,928, 981,674, 219,408, 126,735, 0, 18,496, 195,575, 224,828, 36,227, 107,255, 18,496, 1,500 and 18,496 shares for Messrs. Ausley, Batts, Bon, Dr. Davis, Messrs. Esrey, Forsee, Fuller, Hockaday, Hook, Krause, LeMay, Ms. Lorimer, Messrs. Peterson, Rice, Sommer and Turley, respectively, and 2,802,519 for all Directors and executive officers as a group.
(2) Includes shares held by or for the benefit of family members in which beneficial ownership has been disclaimed: 16,442 shares held in trust for Mr. Esrey's children, 13,644 shares owned by Mr. Krause's wife and 30,086 shares held by or for the benefit of family members for all Directors and executive officers as a group.

I. ELECTION OF DIRECTORS

(Item 1 on Proxy Card)

The Board of Directors of Sprint (other than the Directors elected by the holders of the Class A Common Stock) is divided into three classes, with the term of office of each class ending in successive years. The terms of the Directors of Class III expire with this Annual Meeting of Stockholders. Each of the three nominees for Class III, if elected, will serve three years until the 2001 Annual Meeting and until a successor has been elected and qualified. The Directors remaining in Classes I and II will continue in office until the 1999 and 2000 Annual Meetings, respectively.

Except for the Class A Common Stock, each share is entitled to one vote for each of three Directors. The persons named in the accompanying proxy will vote it for the election of the nominees named below as Directors of Class III unless otherwise directed by the Stockholder. Each nominee has consented to be named and to continue to serve if elected. If any of the nominees become unavailable for election for any reason, the proxies will be voted for the other nominees and for any substitutes.

NOMINEES FOR DIRECTORS

The following information is given with respect to the nominees for election.

Class III--Nominees to Serve Three Years Until 2001 Annual Meeting

WILLIAM T. ESREY, age 58. Chairman and Chief Executive Officer of Sprint, Westwood, Kansas; Director of Duke Energy Corporation, The Equitable Life Assurance Society of the United States, Everen Capital Corporation, and General Mills, Inc. Mr. Esrey has been Chairman of Sprint since 1990 and Chief Executive Officer since 1985. Director of Sprint since 1985; Chairman of the Executive Committee.
LOGO

LINDA KOCH LORIMER, age 45. Vice President and Secretary of the University, Yale University, New Haven, Connecticut; Director of McGraw-Hill, Inc. Prior to becoming Vice President and Secretary of Yale University in 1993, Ms. Lorimer was President of Randolph-Macon Woman's College for more than six years. Director of Sprint since 1993; Member of the Organization, Compensation and Nominating Committee.
LOGO

STEWART TURLEY, age 63. Retired Chairman of Eckerd Corporation, a diversified retailer, Clearwater, Florida; Director of Barnett Banks, Inc. and Springs Industries, Inc. Mr. Turley had been Chairman of Eckerd Corporation for more than five years prior to his retirement in 1997. Director of Sprint since 1980; Chairman of the Organization, Compensation and Nominating Committee; Member of the Executive Committee.
LOGO

MEMBERS OF BOARD OF DIRECTORS CONTINUING IN OFFICE

The following information is given with respect to the Directors of Classes I and II, who will continue to serve as Directors of Sprint until the 1999 and 2000 Annual Meetings, respectively.

Class I--Serving Until 1999 Annual Meeting

WARREN L. BATTS, age 65. Retired Chairman and Chief Executive Officer of Tupperware Corporation, a diversified consumer products company, Orlando, Florida. Mr. Batts is also the retired Chairman of Premark International, Inc., a diversified consumer products company, Deerfield, Illinois; Director of The Allstate Corporation, Cooper Industries, Inc. and Sears, Roebuck & Company. Prior to his retirement in 1997, Mr. Batts had been Chairman of Premark International, Inc. since 1986 and Chairman and Chief

Executive Officer of Tupperware Corporation since LOGO its spin-off from Premark International, Inc. in 1996. Director of Sprint since 1982; Chairman of the Audit Committee; Member of the Executive Committee.

IRVINE O. HOCKADAY, JR., age 61. President and Chief Executive Officer of Hallmark Cards, Inc., manufacturer of greeting cards, Kansas City, Missouri. Director of Dow Jones, Inc., Ford Motor Company and UtiliCorp United. Mr. Hockaday has been President and Chief Executive Officer of Hallmark Cards, Inc. since 1985. Director of Sprint since June of 1997; Member of the Audit Committee.
LOGO

RONALD T. LEMAY, age 52. President and Chief Operating Officer of Sprint, Westwood, Kansas; Director of Ceridian Corporation, Imation Corporation, and Yellow Corporation. Mr. LeMay has served as President and Chief Operating Officer of Sprint since February of 1996 except for the period from July 1997 to October 1997 when he served as Chairman and Chief Executive Officer of Waste Management, Inc., a provider of comprehensive waste management services. Mr. LeMay was Chief Executive Officer of Sprint Spectrum L.P. (Sprint PCS) from 1995 to 1996. Mr. LeMay was President and Chief Operating Officer--Long Distance LOGO Division of Sprint from 1989 to 1995. Director of Sprint from 1993 until July 1997 and re-elected in December 1997.

Class II--Serving Until 2000 Annual Meeting

HAROLD S. HOOK, age 66. Retired Chairman and Chief Executive Officer of American General Corporation, a financial services holding corporation, Houston, Texas; Director of Chase Manhattan Bank, Chase Manhattan Corporation, Cooper Industries, Inc. and Duke Energy Corporation. Mr. Hook was Chairman of American General Corporation from 1978 to 1997 and Chief Executive Officer from 1978 to 1996. Director of Sprint since 1982; Member of the Organization, Compensation and Nominating Committee.
LOGO

CHARLES E. RICE, age 62. Chairman and Chief Executive Officer of Barnett Banks, Inc., a bank holding company, Jacksonville, Florida; Director of CSX Corporation. Mr. Rice has been Chairman and Chief Executive Officer of Barnett Banks, Inc. for more than five years. Director of Sprint since 1975; Member of the Organization, Compensation and Nominating Committee and the Executive Committee.
LOGO

Directors Elected by and Serving at the Pleasure of the holders of the Class A Common Stock

DUBOSE AUSLEY, age 60. Chairman of Ausley & McMullen, a law firm, Tallahassee, Florida; Director of Capital City Bank Group, Inc., Tampa Electric Co., Inc. and TECO Energy, Inc. Prior to becoming Chairman of Ausley & McMullen in 1996, Mr. Ausley was Chairman of Macfarlane, Ausley, Ferguson & McMullen since 1994 and prior to that he was President of Ausley, McMullen, McGehee, Carothers & Proctor, P.A. for more than five years. Mr. Ausley has also been Chairman of the Capital City Bank Group, Inc. for more than five years. Director of Sprint since 1993.
LOGO

MICHEL BON, age 54. Chairman and Chief Executive Officer of France Telecom, a telecommunications company, Paris, France. Mr. Bon became Chairman and Chief Executive Officer of France Telecom in September of 1995. He served as head of France's national job-placement agency from 1993 to 1995 and, prior to that as Chairman and Chief Executive Officer of Carrefour, France's largest retailer, for more than five years. Director of Sprint since 1996; Member of the Executive Committee.
LOGO

RON SOMMER, age 48. Chairman of the Board of Management of Deutsche Telekom AG, a telecommunications company, Bonn, Germany. Prior to becoming Chairman of Deutsche Telekom AG in May of 1995, Mr. Sommer was President and Chief Operating Officer of Sony Corporation of America beginning in 1990, and in 1993, he took over the management of Sony Europe in the same function. Director of Sprint since 1996; Member of the Organization, Compensation and Nominating Committee.
LOGO

BOARD COMMITTEES AND DIRECTOR MEETINGS

The Board of Directors held six regular meetings and one special meeting in 1997. The Board of Directors has an Audit Committee, an Executive Committee and an Organization, Compensation and Nominating Committee. The members of each committee are identified in the above description of Directors. In 1997 the Audit Committee held two meetings and the Organization, Compensation and Nominating Committee held seven meetings. Except for Mr. Hockaday, each current Director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees of the Board of Directors on which the Director served during 1997.

The principal responsibilities of the Audit Committee are to ensure: (a) that proper accounting principles are being followed; (b) that the total audit coverage of Sprint and its affiliates is satisfactory; and (c) that an adequate system of internal controls has been implemented by Sprint and is being effectively followed. The Audit Committee provides an open avenue of communication between management, the external and internal auditors and the Board of Directors. The Committee reviews the nature of all services performed by the external auditors, including the scope and general extent of their audit examination and the basis for their compensation. The Committee recommends to the Board of Directors the auditors for formal ratification by the Stockholders at the Annual Meeting.

The principal responsibilities of the Organization, Compensation and Nominating Committee, as they relate to matters of executive compensation, are to: (a) assess and appraise the performance of the Chief Executive Officer and review the performance of executive management; (b) recommend to the Board of Directors base salaries, incentive compensation and other benefits for the Chief Executive Officer and other key officers; (c) counsel and advise management on plans for orderly development and succession of executive management; (d) take any and all action required or permitted to be taken by the Board of Directors under the stock option and restricted stock plans, stock purchase plans, incentive compensation plans and the deferred compensation plans of Sprint; and (e) review recommendations for major changes in compensation and benefit and retirement plans which have application to significant numbers of Sprint's total employees and which require review or approval of the Board of Directors.

The principal responsibilities of the Organization, Compensation and Nominating Committee, as they relate to the Director nomination process, are to: (a) periodically review the size and composition of the Board of Directors and make recommendations to the Board with respect to such matters; (b) recommend to the Board of Directors proposed nominees whose election at the next Annual Meeting of Stockholders will be recommended by the Board of Directors; and (c) recommend persons proposed to be elected to fill any vacancy on the Board of Directors between Stockholder meetings. The Committee will consider qualified nominees recommended by Stockholders. Such recommendations should be sent to the Organization, Compensation and Nominating Committee, c/o Corporate Secretary, at the corporate headquarters of Sprint, Post Office Box 11315, Kansas City, Missouri 64112.

COMPENSATION OF DIRECTORS

Directors who are not officers of Sprint (the Outside Directors) are each paid $35,000 annually plus $1,250 for each meeting attended and $1,000 for each committee meeting attended.

The Long-Term Stock Incentive Program, which was approved at the 1997 Annual Meeting of Stockholders, provides for the grant of stock options to Outside Directors. Under the program each Outside Director receives an annual grant of an option to purchase 2,000 shares of Common Stock at an option price equal to 100% of the fair market value of the Common Stock on the date of grant. The options expire ten years from the date of grant; 25% of the shares subject to each option become exercisable as of December 31 of the year in which the option is granted and an additional 25% become exercisable on December 31 of each of the three succeeding years.

In 1982 Sprint adopted a retirement plan for its Outside Directors. Any Director of Sprint who served five years as a Director without simultaneously being employed by Sprint or any of its subsidiaries is eligible to receive benefits under the plan. The retirement plan was amended in December of 1996 to eliminate the retirement benefit for any Director who had not served five years as of the date of the amendment. An eligible Director retiring after March 30, 1989, will receive monthly benefit payments equal to the monthly fee (not including meeting fees) being paid to Directors at the time of the Director's retirement. The monthly retirement benefit would be $2,917 for any Director retiring while the current $35,000 annual fee remains in effect. The number of monthly benefit payments to a Director under the plan will equal the number of months served as a Director without simultaneously being employed by Sprint or any of its subsidiaries, up to a maximum of 120 payments.

Outside Directors of Sprint and certain of its subsidiaries are also eligible for a Directors' Deferred Fee Plan under which Outside Directors may elect to defer all or some of their fees. New Directors, who are not eligible for benefits under the retirement plan after the December 1996 amendment, will receive units representing 2,500 shares of Sprint Common Stock credited to their accounts under the Directors' Deferred Fee Plan upon becoming a Director. Half of these units will vest upon completion of five years of Board service and ten percent will vest on each succeeding anniversary. Under the Long-Term Stock Incentive Program, Outside Directors can elect to use their fees to purchase Sprint Common Stock. They can also elect to have the purchased shares deferred and placed in a trust.

In addition, Outside Directors are provided with Sprint residential long distance service valued in the following amounts for 1997: Mr. Ausley, $4,609; Mr. Batts, $2,225; Dr. Davis, $1,353; Mr. Hockaday, $352; Mr. Hook, $700; Ms. Lorimer, $2,585; Mr. Rice, $4,228; and Mr. Turley, $4,961.

EXECUTIVE COMPENSATION

ORGANIZATION, COMPENSATION AND NOMINATING COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Organization, Compensation and Nominating Committee of the Board, which is composed of independent, non-employee Directors and has the principal responsibilities described on page 6 of this Proxy Statement, has furnished the following report on executive compensation:

Sprint's compensation philosophy is to link, by using specific objectives, executives' compensation to the short-term and long-term performance of Sprint so as to maximize long-term Stockholder value. Sprint's executive compensation program consists of four elements: (1) base salary, (2) short-term incentive compensation, (3) long-term incentive compensation and (4) stock options. To develop a competitive compensation package, both base salary and total compensation (i.e., the sum of all four elements) are compared to market data from similarly sized companies in the telecommunications industry as well as other industries from surveys conducted by independent compensation consultants and from proxy data. The Committee believes that the comparison groups accurately reflect the market in which Sprint competes for executive talent. Eleven of the 12 companies in the S&P Telephone Utility Index and the S&P Telecommunications (Long Distance) Index, which are used in the Stock Performance Graph on page 16 of this Proxy Statement, are included in the comparison groups. The Committee's policy is to target base salaries at the 50th percentile for base pay of similar positions within the comparison group, and total compensation at the 75th percentile provided certain performance objectives are achieved.

Section 162(m) of the Internal Revenue Code denies a tax deduction to any publicly held corporation, such as Sprint, for compensation in excess of $1 million paid to any Named Officer unless such compensation is performance- based under Section 162(m). Sprint took all action required under Section
162(m) for Sprint's incentive compensation plans to be performance-based so as to preserve Sprint's tax deduction for compensation earned under such plans for 1997.

Base Salary. Each year the Committee makes a recommendation to the Board establishing base pay for all Named Officers. In making this recommendation for 1997, the Committee considered the salaries of other executives within the comparison group and the executives' performance during 1996. With respect to the latter, the Committee exercised its judgment in evaluating the executives' accomplishments during the year. As a result of his performance evaluations during his tenure as Chief Executive Officer, Mr. Esrey's base salary exceeds the median of the comparison group.

Short-Term Incentive Compensation. Sprint's short-term incentive compensation (STIC) is a performance-driven annual incentive designed to promote the near term objectives of the organization. For the Named Officers, the material terms of the performance goals under STIC were approved by the Stockholders at the 1997 Annual Meeting.

Target incentive opportunity for STIC is based on job level and potential impact on organization results. The STIC payout is based on the achievement of six financial objectives--three for the Local Telecommunications Division (LTD) and three for the Long Distance Division (LDD). For each objective, targets were established and compared to actual 1997 financial results.

. The objectives for the LTD related to operating income (55% weighting), net collectible revenue (25%), and economic value added (EVA) (20%). Actual results were 70.4% of target on a weighted average basis.

. The objectives for the LDD related to operating income (40% weighting), net collectible revenue (40%), and EVA (20%). Actual results were 32.7% of target on a weighted average basis.

The weights assigned for a particular executive among the LTD and LDD depended on an executive's responsibilities with Sprint.

The entire STIC payout for Messrs. Esrey and LeMay was based on the achievement of these financial objectives. For the remaining executive officers except Mr. Peterson, 15% of the STIC payout was based on the achievement of certain personal objectives in 1997. Fifty percent of Mr. Peterson's STIC payout was based on personal objectives. These personal objectives included qualitative factors relating to business unit and departmental results of a nonfinancial nature, the support the executive provided in furthering strategic and tactical objectives, contributing to the progress of the quality improvement process, and individual professional growth and development.

Based on the financial results described above and the achievement of their personal objectives, the executive officers earned STIC payouts on average of 56.7% of target. Mr. Esrey's STIC payout was based on the financial results described above using relative weights for objectives by division as follows:
45% for the LTD and 55% for LDD. Based on these factors, Mr. Esrey earned a payout of 49.7% of target.

Long-Term Incentive Compensation. Sprint's long-term incentive compensation (LTIP) is a three-year performance-driven incentive plan designed to promote the long-term objectives of the organization and to pay out in Sprint common stock. For the Named Officers, the material terms of the performance goals under LTIP were approved by the Stockholders at the 1997 Annual Meeting. Target incentive opportunity is established as a percentage of the three-year average salary range midpoint and is based on job level and potential impact on organization results.

LTIP payouts were based entirely on the achievement of financial objectives. These financial objectives related to the LTD, the LDD, the Cellular Division, and Sprint consolidated.

. The objectives for the LTD related to return on assets (55% weighting), nonregulated cumulative net collectible revenue (15%), 1997 nonregulated operating income (15%) and EVA (15%). For the LTD, actual results were 115.1% of target on a weighted average basis.

. The objectives for the LDD related to net collectible revenue growth relative to market (50%), cumulative operating margin (40%) and EVA (10%). For the LDD, actual results were 152.0% of target on a weighted average basis.

. The objectives for the Cellular Division related to cumulative operating income (45%), cumulative net collectible revenue (45%) and EVA (10%) from January 1, 1995 through March 7, 1996. On March 7, 1996, there was a spin-off of the Cellular Division. For the Cellular Division, actual results were 107.5% of target on a weighted average basis.

. The objective for Sprint consolidated related to EVA. Actual results were 80.9% of target.

As with the STIC, the relative weights assigned to the LTIP objectives among the LTD, LDD, Cellular Division, and Sprint consolidated depend on an executive's responsibilities with Sprint.

The specific amounts of the LTIP payouts were determined by comparing actual financial results to the pre-established targets for each objective. The payout is also adjusted by a stock price factor under which the payout

based on financial objectives as described above is multiplied by a fraction, the numerator of which is the market price of Sprint Common Stock on the last day of the performance period and the denominator of which is the market price on the first day of the performance period. The three-year increase in the price of Sprint Common Stock resulted in a multiplier of 263.0%.

Mr. Esrey's LTIP payout was based on the financial results described above using relative weights for each objective as follows: 28% for the LTD, 55% for the LDD, 6% for the Cellular Division and 11% for Sprint consolidated. Based on the financial results and the methodology described above, Mr. Esrey received a payout of 346.4% of target. The LTIP payouts, if not deferred under the Executive Deferred Compensation Plan, were paid in restricted or unrestricted shares of Sprint Common Stock.

Stock Options. Stock option grants combined with LTIP comprise long-term incentive compensation awarded to executive officers of Sprint. Total long- term incentive compensation is targeted at the 75th percentile of the comparison group. The Committee does not consider any measures of corporate or individual performance in determining option grants and does not consider the number of options already held by an executive. The telecommunications industry is going through tremendous changes and industry leaders are in high demand, both inside and outside the industry. The Board of Directors believes that granting options and other stock awards to officers and other key employees enhances the Company's ability to attract, retain and provide incentives to individuals of exceptional talent necessary for the continued success of Sprint. In furtherance of these objectives, a special grant of options was made to Mr. Esrey and Mr. LeMay in 1997.

During 1997 certain executive officers elected under Sprint's Management Incentive Stock Option Plan (MISOP) to receive options in lieu of receiving up to 50% of their target opportunity under Sprint's management incentive plans. For each $3.95 reduction in an executive's target opportunity resulting from such election, the executive received an option to purchase one share of Sprint Common Stock. The MISOP is in keeping with Sprint's philosophy of increasing the percentage of compensation tied to stock ownership. The Committee believes stock options more closely align Stockholder and employee interests by focusing executives on long-term growth and profitability of Sprint and its Common Stock.

Stewart Turley, Chairman Harold S. Hook Linda Koch Lorimer Charles E. Rice Ron Sommer

SUMMARY COMPENSATION TABLE

The following table reflects the cash and non-cash compensation for services in all capacities to Sprint by those persons who were, as of December 31, 1997, the chief executive officer and the other four most highly compensated executive officers of Sprint, and by Mr. Peterson, who served as an executive officer until October 14, 1997 (the Named Officers):

SUMMARY COMPENSATION TABLE

ANNUAL COMPENSATION	LONG-TERM COMPENSATION

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)(1)	BONUS ($)(1)	OTHER ANNUAL COMPEN-SATION ($)	AWARDS		PAYOUTS	ALL OTHER COMPEN-SATION ($)(3)
					RESTRICTED STOCK AWARD(S) ($)(2)	SECURITIES UNDERLYING OPTIONS (#)	LTIP PAYOUTS ($)	
William T. Esrey	1997	1,000,000	0	73,134(4)	0	2,536,183	1,221,064	38,880
Chairman and Chief	1996	987,500	2,280,250	76,480	0	336,468	597,948	33,645
Executive Officer	1995	937,502	541,200	76,989	0	291,360	768,140	31,506
Gary D. Forsee	1997	474,828	0	12,775	0	176,512	459,447	7,513
President--Long	1996	412,746	1,177,866	6,172	577,500	88,688	203,570	5,173
Distance Division	1995	344,237	258,809	6,404	0	50,372	214,524	7,846
Michael B. Fuller(5)	1997	307,864	230,500	1,519	363,750	64,608	204,762	10,511
President--Local Telecommunications Division	1996	269,485	298,808	1,569	0	28,720	87,851	7,612
Arthur B. Krause	1997	401,852	192,642	2,840	0	64,608	304,057	23,491
Executive Vice	1996	373,581	670,321	3,787	0	52,200	153,437	16,302
President--Chief Financial Officer	1995	349,172	271,518	8,614	0	36,420	204,099	16,134
Ronald T. LeMay	1997	602,966	0	9,944	8,896,817(6)	1,603,546	574,008	8,395
President and	1996	700,002	1,684,142	71,975	0	269,531	315,615	9,321
Chief Operating Officer	1995	668,122	287,000	10,979	0	160,268	398,676	12,178
D. Wayne Peterson(7)	1997	431,770	92,482	4,427	0	177,107	365,238	21,302
Former President--	1996	389,355	738,212	7,890	0	64,337	193,364	14,567
National Integrated Services	1995	344,129	382,485	6,198	0	48,935	213,519	14,729

(1) Includes all amounts earned for the respective years, even if deferred under Sprint's Executive Deferred Compensation Plan. All bonuses were paid under Sprint's Management Incentive Plans.
(2) The value of the Restricted Stock Awards shown for 1997 is based on the closing prices of Sprint Common Stock on August 12, 1997 and October 30, 1997, the dates of grant for Messrs. Fuller and LeMay, respectively. As of December 31, 1997, Messrs. Esrey, Forsee, Fuller, Krause, LeMay and Peterson held 101,820; 19,801; 9,424; 10,000; 174,876 and 6,133 shares, respectively, of restricted stock. The shares had a market value of $5,969,198; $1,160,834; $552,482; $586,250; $10,252,106 and $359,547, respectively, at December 31, 1997, based on a value of $58.625 per share. Each of the Named Officers has the right to vote and receive dividends on the restricted shares.
(3) Consists of the following amounts for 1997: (a) $6,365 contributed on behalf of each of Messrs. Esrey, Forsee, Fuller, Krause, LeMay and Peterson as matching contributions under the Sprint Retirement Savings Plan; and (b) $32,515, $1,148, $4,146, $17,126, $2,030 and $14,937 for Messrs. Esrey, Forsee, Fuller, Krause, LeMay and Peterson, respectively, representing the portion of interest credits on deferred compensation accounts under Sprint's Executive Deferred Compensation Plan that are at above-market rates.

(4) Includes the cost to Sprint of providing tax and financial services of $15,000, club memberships of $14,717 and automobile allowance of $18,000.
(5) Mr. Fuller became President--Local Telecommunications Division on October 8, 1996.
(6) When Mr. LeMay left Sprint to join Waste Management, Inc. last July, all of his unvested options to purchase Sprint stock and restricted Sprint shares were canceled. Upon Mr. LeMay's return to Sprint last October, he was granted restricted stock in amounts designed to place Mr. LeMay in the same economic position he was in before his leaving Sprint with respect to such options and restricted shares. These replacement grants included: (1) 14,876 shares that vest on March 31, 1999 to replace his canceled restricted stock, and (2) 100,000 shares that vest on April 30, 2000 to replace the unrealized gain on canceled Sprint stock options.
(7) Mr. Peterson resigned from his position as President--National Integrated Services on October 14, 1997.

OPTION GRANTS

The following table summarizes options granted during 1997 under Sprint's stock option plans to the Named Officers. The amounts shown as potential realizable values on these options are based on arbitrarily assumed annualized rates of appreciation in the price of Sprint Common Stock of five percent and ten percent over the term of the options, as set forth in Securities and Exchange Commission (SEC) rules. The Named Officers will realize no gain on these options without an increase in the price of Sprint Common Stock that will benefit all shareholders proportionately.

Each option listed below has a reload feature. Unless otherwise indicated, vesting is accelerated in the event of a change in control if the change in control occurs at least one year after the grant date of the option. A change in control is deemed to occur if someone acquires 20% or more of the outstanding stock of Sprint or if there is a change of a majority of the Directors within a two-year period. No stock appreciation rights were granted during 1997.

OPTION GRANTS IN LAST FISCAL YEAR

NAME	NUMBER OF SECURITIES UNDERLYING OPTIONS GRANTED (#)	% OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FISCAL YEAR	EXERCISE OR BASE PRICE ($/SH)	EXPIRATION DTAE	POTENTIAL REALIZABLE VALUE AT ASSUMED ANNUAL RATES OF STOCK PRICE APPRECIATION FOR OPTION TERM(1)		
					0%	5%	10%
William T. Esrey	160,000(2)	1.7%	$43.38	2/11/07	$ 0	$ 4,364,529	$ 11,060,573
	100,810(3)	1.1%	43.38	2/11/07	0	2,749,926	6,968,852
	151,899(4)	1.6%	43.38	2/11/07	0	4,143,547	10,500,562
	91,179(5)	1.0%	44.94	3/15/05	0	1,942,564	4,646,788
	32,295(5)	0.3%	44.94	2/17/05	0	680,621	1,624,906
	1,000,000(6)	10.6%	47.94	6/9/07	0	30,147,636	76,400,029
	1,000,000(7)	10.6%	47.94	6/9/07	0	30,147,636	76,400,029
Gary D. Forsee	55,000(2)	0.6%	43.38	2/11/07	0	1,500,307	3,802,072
	38,354(3)	0.4%	43.38	2/11/07	0	1,046,232	2,651,358
	66,456(4)	0.7%	43.38	2/11/07	0	1,812,807	4,594,009
	3,588(5)	0.0%	55.28	2/16/00	0	23,748	49,034
	8,217(5)	0.1%	55.28	2/15/01	0	79,746	168,787
	4,897(5)	0.1%	55.28	3/9/03	0	81,178	181,152
Michael B. Fuller	40,000(2)	0.4%	43.38	2/11/07	0	1,091,132	2,765,143
	24,608(3)	0.3%	43.38	2/11/07	0	671,265	1,701,116
Arthur B. Krause	40,000(2)	0.4%	43.38	2/11/07	0	1,091,132	2,765,143
	24,608(3)	0.3%	43.38	2/11/07	0	671,265	1,701,116
Ronald T. LeMay	100,000(2)	1.1%	51.69	2/11/07	0	2,961,927	7,354,406
	55,519(3)	0.6%	51.69	2/11/07	0	1,644,432	4,083,092
	117,089(4)	1.2%	51.69	2/11/07	0	3,468,091	8,611,200
	81,945(8)	0.9%	51.69	2/12/06	0	2,110,729	5,096,086
	45,524(9)	0.5%	51.69	2/17/05	0	1,006,959	2,365,970
	17,757(10)	0.2%	51.69	2/17/05	0	392,773	922,866
	17,109(11)	0.2%	51.69	2/17/05	0	378,439	889,188
	91,050(12)	1.0%	51.69	7/12/04	0	1,820,090	4,207,454
	14,905(10)	0.2%	51.69	3/9/03	0	230,083	513,180
	62,648(11)	0.7%	51.69	2/16/00	0	384,304	793,127
	500,000(6)	5.3%	51.69	6/9/07	0	15,455,956	38,731,415
	500,000(7)	5.3%	51.69	6/9/07	0	15,455,956	38,731,415
D. Wayne Peterson	40,000(2)	0.4%	43.38	2/11/07	0	1,091,132	2,765,143
	32,076(3)	0.3%	43.38	2/11/07	0	874,979	2,217,368
	56,329(4)	0.6%	43.38	2/11/07	0	1,536,560	3,893,944
	6,850(5)	0.1%	46.63	2/17/05	0	150,037	358,304
	5,095(5)	0.1%	46.63	3/9/03	0	79,984	181,205
	6,475(5)	0.1%	46.63	2/16/00	0	45,723	95,753
	28,247(5)	0.3%	54.47	2/11/04	0	556,324	1,273,134
	2,035(5)	0.0%	54.47	2/16/00	0	13,404	27,691
All Stockholders(13)	343,323,103	--	46.14	2/11/07	0	9,962,473,482	25,246,863,815
Named Officers' gain as a % of All Stockholders' gain	--	--	--	--		0.08%	0.08%

(1) The dollar amounts in these columns are the result of calculations at the five percent and ten percent rates set by the SEC and are not intended to forecast future appreciation of Sprint Common Stock.

(2) Twenty-five percent of this option became exercisable on February 11, 1998, and an additional 25% will become exercisable on February 11 of each of the three successive years.
(3) This option was granted in lieu of a potential award under the LTIP for the three-year period ending on December 31, 1999. The option becomes exercisable on December 31, 1999 and is not immediately exercisable upon a change in control.
(4) This option was granted under the Management Incentive Stock Option Plan (MISOP). Under the MISOP, the optionee elected to receive options in lieu of receiving a portion of his bonus under the management incentive compensation plans. The MISOP benefits Sprint by reducing the cash bonus paid to the executive. It further increases the percentage of compensation tied to stock ownership, in keeping with Sprint's philosophy to more closely align Stockholder and employee interests. This option became exercisable on December 31, 1997.
(5) This option is a reload option. A reload option is an option granted when an optionee exercises a stock option and makes payment of the purchase price using shares of previously owned Sprint Common Stock. A reload option grant is for the number of shares

utilized in payment of the purchase price and tax withholding, if any. The option price for a reload option is equal to the market price of Sprint Common Stock on the date the reload option is granted. A reload option becomes exercisable one year from the date the original option was exercised.
(6) This option becomes exercisable on June 9, 2002 only if the market value of Sprint Common Stock equals or exceeds $95.875 per share on any 30 trading days within a consecutive period of 45 trading days, all of which fall after June 9, 2001 and on or before June 9, 2002. Alternatively, if the market value of Sprint Common Stock equals or exceeds $95.875 per share on any 30 trading days within a consecutive period of 45 trading days, all of which fall after June 9, 2001 and on or before June 9, 2003, this option becomes exercisable on the last day of the 45-day period. If no such 45-day period occurs by June 9, 2003, the option will be forfeited. Upon a change in control, this option becomes exercisable for a fraction of the number of shares granted, the numerator of which is the number of months between the grant date and the date of the change in control and the denominator of which is 60.
(7) This option becomes excisable on July 9, 2002. Upon a change in control, this option becomes exercisable for a fraction of the number of shares granted, the numerator of which is the number of months between the grant date and the date of the change in control and the denominator of which is 60.
(8) One-third of this option became exercisable on February 12, 1998, and an additional one-third will become exercisable on February 12, 1999 and on February 12, 2000.
(9) Fifty percent of this option became exercisable on February 17, 1998 and an additional 50% will become exercisable on February 17, 1999.
(10) This option became exercisable on November 15, 1997.
(11) This option becomes excisable on May 20, 1998.
(12) This option becomes excisable on July 12, 1999.
(13) The amounts shown as potential realizable value for all Stockholders, which are presented for comparison purposes only, represent the aggregate net gain for all holders of record, as of February 23, 1998, of Sprint Common Stock assuming a hypothetical option granted at $46.14 per share (the weighted average price of all options granted in 1997) on February 11, 1997 and expiring on February 11, 2007, if the price of Sprint Common Stock appreciates at the rates shown in the table. There can be no assurance that the potential realizable values shown in the table will be achieved. Sprint will neither make nor endorse any prediction as to future stock performance.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

The following table summarizes the net value realized on the exercise of options in 1997, and the value of the outstanding options at December 31, 1997, for the Named Officers.

AGGREGATED OPTION EXERCISES IN 1997 AND YEAR-END OPTION VALUES

			NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT 12/31/97		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT 12/31/97(2)	
	SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED(1) ($)	EXERCISABLE (#)	UNEXERCISABLE (#)	EXERCISABLE ($)	UNEXERCISABLE ($)
William T. Esrey........	330,544	$7,466,939	856,694	2,736,344	$21,732,707	$35,258,353
Gary D. Forsee..........	23,836	750,953	184,413	184,412	4,075,005	3,319,224
Michael B. Fuller.......	16,996	450,007	109,451	82,818	3,426,780	1,426,311
Arthur B. Krause........	0	0	165,847	151,105	4,803,963	3,279,384
Ronald T. LeMay.........	368,155	6,112,173	149,751	1,453,795	954,663	9,267,943
D. Wayne Peterson.......	117,683	2,623,292	76,010	211,828	1,248,317	3,805,337

(1) The value realized upon exercise of an option is the difference between the fair market value of the shares of Sprint Common Stock received upon the exercise, valued on the exercise date, and the exercise price paid.
(2) The value of unexercised, in-the-money options is the difference between the exercise price of the options and the fair market value of Sprint Common Stock at December 31, 1997 ($58.0625).

PENSION PLANS

The following table reflects the estimated annual pension benefit payable to an individual retiring in 1998 at age 65. The amounts include all prospective benefits under Sprint's plans, whether tax-qualified or not.

PENSION PLAN TABLE

REMUNERATION(1)	YEARS OF SERVICE(2) 15	20	25	30	35
$ 500,000	$114,612	$152,816	$191,020	$229,224	$ 267,428
700,000	161,112	214,816	268,520	322,224	375,928
900,000	207,612	276,816	346,020	415,224	484,428
1,100,000	254,112	338,816	423,520	508,224	592,928
1,300,000	300,612	400,816	501,020	601,224	701,428
1,500,000	347,112	462,816	578,520	694,224	809,928
1,700,000	393,612	524,816	656,020	787,224	918,428
1,900,000	440,112	586,816	733,520	880,224	1,026,928
2,100,000	486,612	648,816	811,020	973,224	1,135,428

(1) Compensation, for purposes of estimating a pension benefit, includes salary and bonus as reflected under Annual Compensation in the Summary Compensation Table on page 10. The calculation of benefits under the pension plans generally is based upon average compensation for the highest five consecutive years of the ten years preceding retirement.
(2) These amounts are straight life annuity amounts and would not be subject to reduction because of Social Security benefits. For purposes of estimating a pension benefit, the years of service credited are 33, 16, 23, 34, 24 and 40 years for Messrs. Esrey, Forsee, Fuller, Krause, LeMay and Peterson, respectively.

In addition, Sprint has a Key Management Benefit Plan that permits a participant to elect a retirement benefit equal to 300% (or a reduced percentage if the participant retires before age 60) of the participant's highest annual

salary during the five-year period immediately prior to the time of retirement. More information on the plan is provided in the following section under "Employment Contracts."

EMPLOYMENT CONTRACTS

Sprint has contingency employment agreements with Messrs. Esrey, Forsee, Fuller, Krause and LeMay which provide for separation pay and benefits if employment is involuntarily terminated following a change in control. A change of control is deemed to occur if someone acquires 20% or more of the outstanding voting stock of Sprint or if there is a change of a majority of the Directors within a two-year period. Benefits will include monthly salary payments for 35 months (or until the officer reaches age 65 if this occurs earlier) and three payments each equal to the highest short-term plus the highest long-term incentive compensation awards received during the three years preceding termination. In addition, life, disability, medical and dental insurance coverages will be provided for 35 months. For purposes of the Key Management Benefit Plan, an officer will be deemed to have remained a Key Executive (as defined in the plan) until age 60; interest will be credited under the Executive Deferred Compensation Plan at the maximum rate allowed under the plan. Retirement benefits will be determined assuming three years of additional service and no early retirement pension reduction will be imposed. If any excise tax is imposed by Section 4999 of the Internal Revenue Code, Sprint will make the executive whole with respect to any additional taxes due. The agreements are not intended as an anti-takeover provision but could discourage an attempt to acquire control of Sprint by increasing its cost.

The Named Officers have each signed non-competition agreements with Sprint which provide that he will not associate himself with a competitor for an 18- month period following termination of employment. In addition, the agreements provide that each executive will receive 18 months of compensation and benefits following an involuntary termination of employment. In connection with Mr. Peterson's resignation as President--National Integrated Services last October, his non-competition agreement was amended to shorten his non- compete period to end on December 31, 1998. Until that date, Mr. Peterson will continue to receive his pay and benefits as an employee.

Sprint has a Key Management Benefit Plan providing for a survivor benefit in the event of the death of a participant or, in the alternative, a supplemental retirement benefit. Under the plan, if a participant dies prior to retirement, the participant's beneficiary will receive ten annual payments each equal to 25% of the participant's highest annual salary during the five-year period immediately prior to the time of death. If a participant dies after retiring or becoming permanently disabled, the participant's beneficiary will receive a benefit equal to 300% (or a reduced percentage if the participant retires before age 60) of the participant's highest annual salary during the five-year period immediately prior to the time of retirement or disability, payable either in a lump sum or in installments at the election of the participant. At least 13 months before retirement, a participant may elect a supplemental retirement benefit in lieu of all or a portion of the survivor benefit. Each Named Officer is a participant in the plan.

PERFORMANCE GRAPH

The graph below compares the yearly percentage change in the cumulative total Stockholder return for Sprint Common Stock as compared with the S&P
500(R) Stock Index, the S&P(R) Telephone Utility Index and the S&P(R) Telecommunications (Long Distance) Index, for the five-year period from December 31, 1992 to December 31, 1997. The companies which comprise the S&P Telephone Utility Index are ALLTEL Corp., Ameritech, Inc., Bell Atlantic Corp., BellSouth, Frontier Corp, GTE, SBC Communications, Inc. and U.S. West, Inc. The companies which comprise the S&P Telecommunications (Long Distance) Index are AT&T Corp., MCI Communications, Sprint and WorldCom, Inc.

LOGO

	1992	1993	1994	1995	1996	1997
Sprint	100.00	140.20	115.49	169.83	212.51	317.77
S&P 500	100.00	109.92	111.34	152.66	187.28	249.28
S&P (Long Distance)	100.00	113.16	103.21	138.74	143.09	201.83
S&P Telephone	100.00	115.35	110.74	165.35	166.64	231.64

CERTAIN RELATIONSHIPS AND OTHER TRANSACTIONS

Mr. Ausley is Chairman of the law firm of Ausley & McMullen, which provided legal services to certain affiliates of Sprint in 1997 for which it billed $288,430.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Sprint's Directors and executive officers to file with the SEC and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of Sprint Common Stock and other equity securities of Sprint. Directors and executive officers are required by SEC regulations to furnish Sprint with copies of all Section 16(a) reports they file.

To Sprint's knowledge, based solely on review of the copies of such reports furnished to Sprint and written representations that no other reports were required, during 1997 all Section 16(a) filing requirements applicable to its Directors and executive officers were complied with, except that a Form 3, Initial Statement of Beneficial

Ownership of Securities, for Mr. LeMay (required when he returned to Sprint after his resignation as Chairman and Chief Executive Officer of Waste Management, Inc. last October) was filed three days late.

STOCKHOLDER PROPOSALS FOR 1999 ANNUAL MEETING

Stockholder proposals for the 1999 Annual Meeting of Stockholders of Sprint must be received by the Corporate Secretary at Sprint's principal office, 2330 Shawnee Mission Parkway, Westwood, Kansas 66205, no later than November 10, 1998.

II. PROPOSAL TO ADOPT AMENDMENTS TO THE EMPLOYEES STOCK PURCHASE PLAN

(Item 2 on Proxy Card)

In 1988, the Stockholders approved the 1988 Employees Stock Purchase Plan (the ESPP). In 1994, the Stockholders approved an amendment to the ESPP increasing the number of shares of Sprint Common Stock reserved for issuance under the plan and making certain other changes to the plan. At its meeting on December 9, 1997, the Board of Directors approved amendments making extensive changes to the plan and recommended that the ESPP, as so amended, be submitted to the Stockholders at the Annual Meeting for their approval. If approved by the Stockholders, the ESPP, as amended and restated, will be effective for the 1998 offering and subsequent offerings.

SUMMARY OF AMENDMENTS

The amendments will:

1. Increase the number of shares authorized for issuance under the plan to a total of 20 million shares, an increase of approximately 2.1 million shares.

2. Permit participants to elect a percentage of compensation (defined by the ESPP to include base salary and incentive compensation), up to a maximum of 75% of compensation, to be used to purchase Sprint Common Stock. Previously, participants elected the number of shares (between 10 and 2,000) that they could purchase during the purchase period for an offering.

3. Reduce the length of the purchase period for an offering from twenty- four months to twelve months.

4. Require that Sprint Common Stock be automatically purchased and issued to participants at quarterly intervals; the number of shares purchased each quarter will be the number that can be purchased at the offering price with the cash that has been withheld from the participant's compensation during the quarter. Previously, a participant could elect to receive his cash back (with interest) instead of receiving Sprint Common Stock and shares of Sprint Common Stock were usually not issued until the end of the twenty- four month purchase period, although a participant could elect to leave the plan early and either receive his cash back (with interest) or purchase the number of shares that could be purchased at the offering price with the cash that had been paid into the plan by the participant at the time of withdrawal.

5. Require that all purchases be made out of payroll deductions; a participant may no longer make separate cash payments to the plan.

6. Eliminate the payment of interest on cash paid into the plan. Previously, the Board of Directors set an interest rate for each offering and cash paid into the plan earned interest at that rate.

The ESPP, restated to incorporate the amendments adopted by the Board of Directors, is set forth in Exhibit A attached to this Proxy Statement and reference is made to such Exhibit for a complete statement of its terms and provisions.

SUMMARY OF OTHER PLAN PROVISIONS

Under the ESPP, the Board of Directors is authorized to offer to all eligible employees of Sprint and its subsidiaries the right to elect to purchase shares of Sprint Common Stock at the prices set forth in the next

paragraph. No employee may purchase more than 1,000 shares of Sprint Common Stock during any single offering. In addition, the maximum number of shares which any employee may purchase in an offering is limited by the fact that the value of the stock to be purchased may not accrue at a rate which exceeds $25,000 in any calendar year. If the market price of Sprint Common Stock is $60 on May 15, 1998, then the maximum number of shares that any employee could purchase in the 1998 offering would be 416 shares. If the total number of shares which are to be granted on the date of grant for an offering exceeds the shares available, the available shares will be allocated among participating employees. Following termination of the 1996 offering, which will be concluded at the end of June 1998, approximately 8.5 million shares of Sprint Common Stock will be available for future offerings under the ESPP if the plan, as amended, is approved. It is anticipated that this will be sufficient shares for five to six 12-month offerings. There is no specified date of termination of the ESPP; however, its duration is limited by the maximum number of shares that may be sold pursuant to the plan.

The price for shares purchased under each offering will be 85% of the average market price of Sprint Common Stock (such average market price being defined by the ESPP to be the average of the high and low price for composite transactions as published by major newspapers) on the date of grant or the date of exercise of the option, whichever is lower. On February 23, 1998, the high and low prices of Sprint Common Stock were $61 9/16 and $59 15/16, respectively.

The Subscription Period for the 1998 Offering will be from June 1 to June 30 and the twelve month purchase period will begin July 1.

AWARDS UNDER THE PLAN

It is not possible to determine the number of shares that may be purchased by each participant in the ESPP; however, the maximum number of shares which any employee may purchase in an offering is limited in the manner described above.

Set forth below are the number of shares of Sprint Common Stock underlying options that were elected in the 1996 offering under the plan (which had a twenty-four month purchase period) by the persons and groups identified.

NAME AND POSITION	NUMBER OF SHARES UNDERLYING OPTIONS ELECTED

William T. Esrey	1,162
Chairman and Chief Executive Officer	
Gary D. Forsee	1,000
President--Long Distance Division	
Michael B. Fuller	700
President--Local Telecommunications Division	
Arthur B. Krause	1,162
Executive Vice President--Chief Financial Officer	
Ronald T. LeMay	0
President and Chief Operating Officer	
D. Wayne Peterson	1,162
Former President--National Integrated Services	
All current executive officers as a group	13,820
All current Directors who are not executive officers as a group	0(1)
All employees who are not executive officers as a group	2,741,024

(1) Outside Directors cannot participate in the ESPP.

TAX ASPECTS OF THE PLAN

The ESPP is an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Options issued under the plan will qualify for special tax treatment. No income is recognized at the time the option is granted; the recognition of gain is deferred until stock is disposed of. If stock is disposed of after being held for the required period (one year from date of purchase and two years from the date of the grant of the option), the employee will recognize ordinary income to the extent of the excess of the fair market value of the stock on the grant date or the date of disposition, whichever is less, over the option price. Any further gain is a capital gain. Any loss is treated as a capital loss. There will be no tax effect on Sprint under these circumstances.

If the stock is sold before the requisite holding period expires, the employee must recognize additional ordinary income. This ordinary income is reported as wages on the employee's Form W-2. The amount to be treated as ordinary income is the difference between the fair market value on the date of exercise of the option and the option price. Any further gain is a capital gain. If the selling price is less than the value of the stock at the time of exercise, the ordinary income amount remains the same and a capital loss is recognized. The early disposition of the stock entitles Sprint to a deduction to the extent that any gain to the employee is treated as ordinary income.

VOTE REQUIRED FOR APPROVAL

Adoption of this proposal requires the affirmative vote of a majority of the shares present and entitled to vote at the Annual Meeting. If not approved by the Stockholders, the Board of Directors may continue to make offerings available to eligible employees under the terms of the plan before the amendments were adopted at the December 9, 1997 Board meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE EMPLOYEES STOCK PURCHASE PLAN, AS AMENDED.

III. SELECTION OF INDEPENDENT AUDITORS

(Item 3 on Proxy Card)

The Board of Directors of Sprint has voted to appoint Ernst & Young LLP as independent auditors to examine the consolidated financial statements of Sprint and its subsidiaries for the fiscal year 1998, subject to approval of the Stockholders at the Annual Meeting.

Ernst & Young has examined the financial statements of Sprint since 1965. Representatives of Ernst & Young will be present at the Annual Meeting with the opportunity to make a statement and to respond to appropriate questions. The affirmative vote of a majority of the shares present and entitled to vote at the Annual Meeting is necessary for the approval of the appointment of Ernst & Young as independent auditors. If the appointment of Ernst & Young is not approved at the Annual Meeting, the Board of Directors will consider the selection of another accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE

APPROVAL OF THE APPOINTMENT.

IV. STOCKHOLDER PROPOSALS

A. STOCKHOLDER PROPOSAL CONCERNING RETIREMENT PLAN FOR OUTSIDE DIRECTORS

(Item 4 on Proxy Card)

The International Brotherhood of Electrical Workers' Pension Benefit Fund, 1125 15th Street, N.W., Washington, D.C. 20005, beneficial owners of 40,602 shares of Sprint Common Stock, has given notice of its intention to introduce the following resolution at the Annual Meeting:

BE IT RESOLVED: That the shareholders of Sprint Corporation ("Company") request that the Board of Directors, in the future, refrain from providing pension or other retirement benefits to non-employee or outside Directors, unless such benefits are specifically submitted to the shareholders for approval.

STOCKHOLDER'S STATEMENT IN SUPPORT OF STOCKHOLDER PROPOSAL A

The Board of Directors play a vital and independent role in helping to determine overall corporate policy and strategic direction. They should actively monitor senior management in faithfully implementing these policies. In their capacity on the Board, Directors owe their fundamental allegiance to the shareholders of the Company (the owners) who elect them, and not to management.

We believe however, that certain business or financial relationships can adversely affect the ability of Directors to function in their appropriate oversight role. This is particularly critical for so-called outside or independent Directors who should bring a certain arms-length objectivity to Board deliberations. According to the Company's most recent proxy statement, in December 1996, the Company eliminated the old outside director's retirement plan and replaced it with a "Phantom Share Plan." Under this plan, the outside directors will receive the cash equivalent of Sprint stock, which is then placed in the Deferred Directors Fee Plan, just another form of pension.

When this issue was raised at the 1997 stockholders meeting, Mr. Esrey disputed that the new plan was a "Phantom Share Plan." His staff then informed him that it was, and the reason they chose this method of providing pay to the outside directors instead of "Real Stock" was that they would have to seek stockholder approval for the stock grants. Could stockholder approval be the real problem? Our resolution received a favorable 27% vote, even though Sprint claimed to have eliminated their pension plan.

Non-employee or outside Directors should be entitled to reasonable compensation for their time and expertise. We are of the opinion that additional layers of compensation in the Director's base compensation has a detrimental effect of compromising their independence and impartiality. It is our view that such generous and unnecessary extra compensation for outside Directors of the Company is management's way of assuring their unquestioning loyalty and acquiescence to whatever policy management initiates. Accordingly, when viewed from this perspective, these types of retirement benefits become yet another device to enhance and entrench management's control over corporate policy. While at the same time being accountable only to themselves and not to the Company's owners. We believe that this additional layer of compensation to the Directors may influence their ability to exercise that degree of independence from management, which is critical to the proper functioning of the Board.

Our concern is to maximize the ability of Board of Directors to act in the shareholder's interest. We feel that the long-term best interest of the Company is not well served by this type of retirement policy. Most major corporations have eliminated Outside Director Pension Plans. It is time Sprint follows their lead. The vast majority of Directors at various corporations are undoubtedly covered by generous retirement policies at their principal place of employment, and they need not be "double-dipping" this Company or any other.

We urge you to vote FOR this Proposal.

THE COMPANY'S RESPONSE TO STOCKHOLDER PROPOSAL A

Providing outside directors with pension benefits has become a subject of much controversy. Opponents of these arrangements argue that the pensions are excessive and compromise director independence. While the Board believes Sprint's Retirement Plan for Outside Directors was neither excessive nor compromised Director independence, the Board took action in 1996 to eliminate the controversy. Specifically, Sprint's Retirement Plan for Outside Directors has been closed to new participants who were not vested in the plan at that time. For current Directors who are vested in the plan, Sprint will keep its commitment to provide the benefit.

Sprint provides a compensation package for its Directors that is described on page 6 of the Proxy Statement. The compensation package for new Directors, who will not receive a benefit under the Retirement Plan for Outside Directors, includes a grant of 2,500 share units in the Directors' Deferred Fee Plan that vest, in part, after five years of Board service. Because the share units derive their value from Sprint Common Stock (and from an economic standpoint are no different than owning Sprint common stock), that component of the new Director's compensation is directly tied to how Sprint stock fares during the Director's tenure. This is in keeping with the recommendation of the Report of the National Association of Corporate Directors Blue Ribbon Commission on Director Compensation to increase the use of equity-based compensation for non-employee directors.

The Board believes that Sprint's existing compensation package for Outside Directors, which is designed to attract and retain experienced, able and knowledgeable Directors, is in the best interests of Sprint and its Stockholders.

Accordingly, the Board of Directors recommends that the Stockholders vote AGAINST this Proposal.

B. STOCKHOLDER PROPOSAL CONCERNING STOCK OPTIONS

(Item 5 on Proxy Card)

The Teamsters Affiliates Pension Plan, 25 Louisiana Avenue, N.W., Washington, D.C, 20001, beneficial holders of 16,400 shares of Sprint Common Stock, has given notice of its intention to introduce the following resolution at the Annual Meeting:

PROPOSAL: That shareholders urge that no future option plans be adopted, or existing option plans be amended, to allow options to be issued for exercise prices below those of any options that were outstanding at any time during the year immediately preceding the grants of the new options.

STOCKHOLDER'S STATEMENT IN SUPPORT OF STOCKHOLDER PROPOSAL B

Sprint's proxy notes that the Compensation Committee "believes stock options more closely align stockholder and employee interests by focusing executives on long-term growth and profitability of Sprint and its common stock."

But, many shareholders believe that this is only the case when there is no possibility of option repricing.

Repricing is the practice of allowing "under water" options to be traded back in for better options. Stock options are granted to tie executive compensation with company performance and align shareholder interests with those of senior management. However, if there are no consequences for poor performance, the options do not serve this purpose. If Sprint has a bad year, will directors untie that connection between performance and pay? Shareholders deserve a guarantee that they will not.

Sprint executives are already well paid. In April 1997, Business Week compiled an Executive Compensation Scorecard, comparing compensation of top executives to both shareholder return and corporate profit with other

industry peers. In both categories Sprint scored a 4 (with 1 as the best possible score and 5 as the worst.) Sprint's top executives were in the bottom third of their peers in terms of what they gave shareholders for their money.

Executives need to be held accountable for poor performance, and certainly not rewarded for it.

For the above reasons we urge you to vote for this proposal.

THE COMPANY'S RESPONSE TO STOCKHOLDER PROPOSAL B

The Board believes the interests of Sprint and its Stockholders are best served by Sprint's existing stock option plans. Options are designed to align the interests of employees with the interests of Stockholders. The ability to grant options at market price is a key component in attracting and retaining officers and other key employees. The proposal would significantly reduce Sprint's ability to use this form of compensation.

Options usually have a term of 10 years and often remain outstanding until near the end of their term. Consequently, if the proposal were adopted, no option could be granted with an exercise price lower than the highest market price of Sprint stock on the date any option was granted during the previous ten-year period. Such a limitation could severely limit Sprint's ability to attract and retain key employees.

The proponent states incorrectly that there are no consequences to an option holder for poor performance. Under the 1997 Long-term Stock Incentive Program approved by the Stockholders last year, options cannot be granted at prices less than fair market value. Therefore, Sprint employees realize no gain on options without an increase in the price of Sprint Common Stock that will benefit all Stockholders.

The proponent's statement in support focuses on a different issue, namely repricing of existing options. Sprint does not reprice outstanding options. Also, because repricing is a concern to investors, the Securities and Exchange Commission requires specific disclosures in a company's proxy statement when a company reprices outstanding options for a named executive officer. The disclosures not only require tabular information on repricing over the last ten years, but also require a discussion of the reasons for repricing the options. Because Sprint does not reprice options, no such disclosures have been required in Sprint's Proxy Statements.

With respect to the proponent's comments relating to the performance of Sprint executives in creating Stockholder value, reference is made to the performance graph contained on page 16 of this Proxy Statement. The graph shows the total cumulative return for Sprint Stockholders exceeding that of both industry and broad market indexes.

Accordingly, the Board of Directors recommends that the Stockholders vote AGAINST this Proposal.

C. STOCKHOLDER PROPOSAL CONCERNING COMPENSATION AGREEMENTS CONTINGENT UPON A CHANGE IN CONTROL OF SPRINT

(Item 6 on Proxy Card)

George Speight, 3959 Cordiality Church Road, Nashville, North Carolina 27856, beneficial owner of more than 671 shares of Sprint Common Stock, has given notice of his intention to introduce the following resolution at the Annual Meeting:

Resolved, that Sprint Corporation Board of Directors should adopt a policy against making any future compensation awards to the officers and directors of this Corporation, which are contingent on a change of control of the corporation, unless such compensation awards are submitted to a vote of the shareholders and approved by a majority of the votes cast.

STOCKHOLDER'S STATEMENT IN SUPPORT OF STOCKHOLDER PROPOSAL C

Golden parachutes are lucrative compensation awards, which are provided to senior executives. Sprint has golden parachutes that are contingent on a change of control, which by definition occurs if someone acquires 20% or more of the outstanding stock voting stock, or if there is a change of majority of the directors within a two-year period.

Golden parachutes have been provided for Messrs. Esrey, Forsee, Krause and LeMay, but none of these golden parachutes have the approval of the shareholders. The amounts to be paid out would be calculated by computing an amount equal to approximately three times the sum of the annual salary, short- term incentive compensation, and long-term incentive compensation including the value of stock option awards.

We believe that these golden parachutes are excessive, particularly in view of the fact that they include a multiplier for stock option awards. For example, Sprint's 1997 proxy statement reflects that CEO William Esrey received $987,500 in salary and $597,948 through the long term incentive plan, which implies a base golden parachute payment of $4.67 million if the payment were made in 1997, and the potential for larger amounts in later years.

When the multiplier for stock options is included, there is the potential for truly astronomical payouts. For example, if we consider the options that Mr. Esrey was awarded during 1996, assume a 10% annual price appreciation over the term of the option as the Sprint proxy statement does, the additional payout to Mr. Esrey could amount to as much as three times $19.7 million, or nearly $60 million more. Total payments to all four executives could amount to $125 million. The actual payments could be more, or less, depending on the way the stock options are valued.

In our view, a conflict of interest is created when executives are awarded special compensation that is to be paid only in the event of a future merger or acquisition. Such awards provide management with a personal financial incentive to perform their duties in a way that might be detrimental to shareholder interests.

Management's first priority should be to maximize shareholder value. However, actions that might temporarily diminish or restrain the growth of shareholder value may make the company look more attractive as the potential target of a merger or acquisition. Management may also be tempted to support a merger or acquisition proposal without seeking a better deal for shareholders. In the alternative, excessive golden parachutes may also deter a takeover attempt. Sprint's 1997 proxy statement notes that "the agreements are not intended as an anti-takeover provision but could discourage an attempt to acquire control of Sprint by increasing its cost."

THE COMPANY'S RESPONSE TO STOCKHOLDER PROPOSAL C

The Board of Directors believes that arrangements for executive management that provide reasonable contingent benefits upon a change in control serve the best interests of Sprint and its Stockholders.

During a takeover bid for the Company, the Board believes that these agreements provide financial security against possible job loss, allowing executive management to assess a takeover bid objectively and to advise the Board whether the bid is in the best interests of Sprint and its Stockholders. As a lengthy period may elapse from the time a change in control is proposed until it is completed, such arrangements also discourage an exodus of talent and leadership at such a critical period of time, thereby protecting Stockholder value.

The proponent suggests that these agreements may create a conflict of interest whereby executives will support a merger or acquisition proposal presumably to gain severance benefits. However, Sprint's agreements allow an executive to claim a payment only under limited circumstances. Even though a change in control may occur, payments will be made only to executives who are terminated without cause or who resign due to a substantial diminution in responsibilities, authority or compensation. Because the executives do not control the

conditions that give rise to a severance payment under the agreements, they are not encouraged to support a takeover of Sprint solely to obtain severance benefits.

In the proponent's statement in support of his proposal, the proponent expresses concern with respect to the valuation of stock option awards upon a change of control. The proponent's statement incorrectly describes the use of a "multiplier" in calculating the value of stock options upon a change in control. The proponent indicates that the use of the multiplier for stock options results in what the proponent describes as "truly astronomical payouts". These statements are inaccurate and misleading. In fact, these agreements do not provide for any benefits based on the value of stock options. Consequently, the potential payout amounts described in the proponent's statement are grossly overstated.

Accordingly, the Board of Directors recommends that the Stockholders vote AGAINST the proposal.

V. OTHER MATTERS TO COME BEFORE THE MEETING

No other matters are intended to be brought before the meeting by Sprint nor does Sprint know of any matters to be brought before the meeting by others. If, however, any other matters properly come before the meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

By order of the Board of Directors Don A. Jensen Vice President and Secretary

March 10, 1998

A COPY OF SPRINT'S ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 1997, WILL BE SENT TO STOCKHOLDERS UPON REQUEST WITHOUT CHARGE. REQUESTS SHOULD BE SENT TO INVESTOR RELATIONS DEPARTMENT, P.O. BOX 11315, KANSAS CITY, MISSOURI 64112.

EXHIBIT A

EMPLOYEES STOCK PURCHASE PLAN AMENDED AND RESTATED FOR 1998 AND SUBSEQUENT OFFERINGS

1. PURPOSE

The purpose of this Employees Stock Purchase Plan is to encourage and enable eligible employees of Sprint and its Subsidiaries to acquire proprietary interests in Sprint through the ownership of Common Stock in order to establish a closer identification of their interests with those of Sprint by providing them with another and more direct means of participating in its growth and earnings which, in turn, will provide motivation for participating employees to remain in the employ of and to give greater effort on behalf of Sprint. It is the intention of Sprint to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that Section of the Code.

2. DEFINITIONS

The following words or terms, when used herein, shall have the following respective meanings:

(a) "Account" shall mean the funds accumulated with respect to an individual Employee as a result of deductions from his paycheck for the purpose of purchasing Common Stock under this Plan. The funds allocated to an Employee's Account shall remain the property of the respective Employee at all times but may be commingled with the general funds of Sprint.

(b) "Average Market Price" shall mean the average of the high and low prices of the Common Stock for composite transactions as published by major newspapers for the date in question or, if no trade of the Common Stock so published shall have been made on that date, the next preceding date on which there was a trade of Common Stock so published.

(c) "Board" shall mean the Board of Directors of Sprint.

(d) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(e) "Committee" shall mean the Organization, Compensation and Nominating Committee of the Board unless the Board designates another committee consisting of three or more members of the Board who are not eligible to participate in this Plan.

(f) "Compensation" shall mean compensation, as such term is defined from time to time in the Sprint Retirement Savings Plan for purposes of Pre-Tax Contributions (as defined in such plan) without regard to any limitations imposed by such plan under Section 401(a)(17) of the Code.

(g) "Date of Grant" shall mean, with respect to each offering under the Plan, the 15th day of May (or the business day immediately preceding such date if May 15 falls on a Saturday, Sunday or a legal holiday) immediately before the beginning of the Subscription Period for the offering. A different date may be set by resolution of the Board.

(h) "Date of Exercise" shall mean the date on which Options shall be deemed exercised, which shall be the last business day of each calendar quarter in a Purchase Period. Different dates may be set by resolution of the Board.

(i) "Eligible Employee" or "Employee" shall mean all persons employed by Sprint or a participating Subsidiary on the Date of Grant; provided, however, persons whose customary employment is for less than twenty hours per week or for not more than five months in any calendar year shall not be an "Employee" or an "Eligible Employee" as those terms are used herein; and provided further that the Committee may determine, as to any offering under this Plan, that the offer will not be extended to highly compensated employees (within the meaning of Section 414(q) of the Code or any successor Code section). An individual who is on sick leave or other company approved leave on the Date of Grant and who otherwise is an Eligible Employee may enroll in an offering under the Plan; provided, however, if on the Date of Grant such leave has exceeded a period of 90 days and the individual's right to reemployment is not guaranteed either by statute or by contract, the individual shall not be permitted to enroll.

(j) "ESPP Broker" shall have the meaning assigned in Section 14(a).

(k) "Local Plan Administrator" shall mean the person designated by the employer company to assist that company's Employees in Plan matters.

(l) "Option" or "Options" shall mean the right or rights granted to Eligible Employees to purchase Common Stock under an offering made under this Plan.

(m) "Plan" shall mean this Employees Stock Purchase Plan, as amended.

(n) "Plan Administrator" shall mean the individual or individuals appointed under Section 4 to carry out certain administrative duties with respect to the Plan.

(o) "Purchase Period" shall mean, with respect to each offering under the Plan, the period from and including the first business day in July of each year through the last business day of June of the following year. A different Purchase Period may be set by resolution of the Board. The Purchase Period relates to the period during which payroll deductions for payment for stock purchased under an offering under this Plan are made.

(p) "Shares," "Stock" or "Common Stock" shall mean shares of $2.50 par value common stock of Sprint.

(q) "Subscription Period" shall mean, with respect to each offering under the Plan, the period of time from the first business day of June through the last day of June immediately preceding the Purchase Period for the offering. A different Subscription Period may be set by resolution of the Board.

(r) "Sprint" shall mean Sprint Corporation, a Kansas corporation, or its successor.

(s) "Subsidiary" shall mean a corporation, domestic or foreign, of which not less than 50% of the voting securities are held by Sprint or by Sprint together with one or more of its Subsidiaries whether or not such corporation now exists or is hereafter organized or acquired by Sprint or a Subsidiary.

3. NUMBER OF SHARES UNDER THE PLAN

A total of 20 million shares of Common Stock may be sold to Eligible Employees under this Plan. These may be newly issued Shares or may be Shares purchased for the Plan on the open market or from private sources, at the option of Sprint. Such Shares may be sold pursuant to one or more offerings under the Plan. With respect to each offering, the Board of Directors will specify the Subsidiaries participating in the offering and such other terms and conditions not inconsistent with this Plan as may be necessary or appropriate.

In the event of reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, offerings of rights, or any other change in the structure of Common Stock, the Board may make such adjustment, if any, as it may deem appropriate in the number, kind, and the Option price of Shares available for purchase under the Plan, and in the number of Shares which an Employee is entitled to purchase.

4. ADMINISTRATION OF THE PLAN

This Plan shall be administered by the Committee. The Committee is vested with full authority to make, administer and interpret such equitable rules and regulations regarding this Plan as it may deem advisable. Its determinations as to the interpretation and operation of this Plan shall be final and conclusive.

To aid in administering the Plan, the Board or the Committee shall appoint a Plan Administrator and the Committee shall allocate to the Plan Administrator certain limited responsibilities to carry out the directives of the Committee in all phases of the administration of the Plan.

Sprint will pay all expenses incident to establishing and administering the Plan and purchasing or issuing Shares.

5. PARTICIPATION; PAYROLL DEDUCTIONS

(a) An Eligible Employee may become a participant by enrolling during the Subscription Period in the manner prescribed by the Plan Administrator.

(b) Payroll deductions for a participant shall commence with the first payday in the Purchase Period for an offering and shall end with the last payday during the Purchase Period for such offering or until the Employee terminates employment or terminates his participation in the offering as provided in Section 9.

(c) As part of his enrollment, the participant shall elect to have deductions made from his pay on each payday during the time he is a participant in an offering at a percentage (in whole numbers) of his Compensation, up to a maximum of 75% of Compensation. Payroll withholding in excess of the percentage designated by a participant is permitted in order to adjust for delays or mistakes in the processing of enrollments. If a participant's pay on any payday is insufficient, after all other payroll deductions, to withhold the percentage of Compensation elected by such participant, the deduction for this Plan shall be the amount remaining after such other payroll deductions are taken.

(d) All payroll deductions made for a participant shall be credited to his Account under the Plan. A participant may not make any separate cash payment into such Account nor may payment for Shares be made other than by payroll deduction.

(e) A participant may discontinue his participation in an offering as provided in Section 9, but may not otherwise alter the rate of his payroll deductions for that offering.

6. GRANTING OF OPTION

On the Date of Grant for an offering, this Plan shall be deemed to have granted to each participating Employee an Option for as many full Shares as he will be able to purchase with the payroll deductions credited to his Account during the Purchase Period for that offering. Notwithstanding the foregoing, no Employee may purchase more than 1,000 shares of Common Stock during any single offering; provided, further, that no Employee shall be granted an Option to purchase Shares under this Plan if such Employee, immediately after such Option is granted, owns stock (applying the rules of Section 424(d) of the Code) or holds Options to purchase stock possessing five percent or more of the total combined voting power or value of all classes of stock of Sprint or of any of its Subsidiaries; provided, further, that no Employee may be granted an Option to purchase Shares which permits his rights to purchase stock under all employee stock purchase plans of Sprint to accrue at a rate which exceeds in any one calendar year $25,000 of the fair market value of the stock determined as of the date the Option to purchase is granted.

If the total number of Shares for which Options are to be granted on any Date of Grant exceeds the number of Shares then available under the Plan (after deduction of all Shares for which Options have been exercised or are then outstanding), Sprint shall make a pro rata allocation of the Shares remaining available in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable. In such event, the payroll deductions to be made pursuant to the authorizations therefor shall be reduced accordingly and each Employee affected thereby shall be given written notice of such reduction.

All Shares included in any offering under this Plan in excess of the total number of Shares purchased in such offering shall be available for inclusion in any subsequent offering under this Plan.

7. PURCHASE PRICE

The Option price per Share shall be the lower of:

(a) 85% of the Average Market Price for a Share of Common Stock on the Date of Grant; or

(b) 85% of the Average Market Price for a Share of Common Stock on the Date of Exercise.

8. EXERCISE OF OPTION

Each Employee who has sufficient funds in his Account on a Date of Exercise to purchase at least one full share of Common Stock shall be deemed to have exercised his Option on such date and shall be deemed to have purchased from Sprint such number of full shares of Common Stock reserved for the purpose of the Plan as the balance in his Account on the Date of Exercise will pay for at the Option price. Unless the Employee has terminated employment or participation in the offering, the balance in his Account not used to purchase Common Stock shall be used for Option exercises on the next Date of Exercise in the Purchase Period.

9. TERMINATION OF PARTICIPATION

An Employee may terminate participation in an offering, in whole but not in part, at any time prior to the end of the Purchase Period for such offering. To terminate participation, an Employee must deliver a notice to his Local Plan Administrator in the manner prescribed by the Plan Administrator. As soon as practicable after receipt of such notice, the Local Plan Administrator shall stop the Employee's payroll deductions provided for in Section 5. The balance in the Employee's Account shall be used for Option exercises on the next Date of Exercise. Any funds remaining in the Employee's Account after such Option exercises will be paid to the Employee as soon as practicable after the Date of Exercise.

10. TERMINATION OF EMPLOYMENT

Upon termination of employment for any reason whatsoever, including but not limited to death or retirement, the balance in the Account of a participating Employee shall be used for Option exercises on the next Date of Exercise. Any funds remaining in the participant's Account after such Option exercises will be paid to the Employee as soon as practicable after the Date of Exercise.

11. AUTOMATIC RE-ENROLLMENT

For each offering subsequent to the 1998 offering, each participant in an offering who is still an Eligible Employee shall automatically be re-enrolled in the next offering at the same percentage of Compensation in effect at the last day of the Purchase Period immediately preceding such next offering (if such an offering is authorized by the Board). If the Employee wants to change his payroll deductions in the new offering, he must re-enroll in the new offering during the Subscription Period for the new offering. If an Employee does not want to participate in the new offering, he must affirmatively elect not to participate in the new offering during the Subscription Period for the new offering.

The balance in the Employee's Account at the end of an offering not used to purchase Common Stock shall be refunded to him. Upon termination of the Plan the balance in each Employee's Account not used to purchase Common Stock shall be refunded to him.

12. INTEREST

No interest will be paid or allowed on any money in the Accounts of participating Employees.

13. RIGHTS TO PURCHASE SHARES NOT TRANSFERABLE

No Employee shall be permitted to sell, assign, transfer, pledge, or otherwise dispose of or encumber either the payroll deductions credited to his Account or any rights with regard to the exercise of an Option or to receive Shares under the Plan other than by will or the laws of descent and distribution, and such right and interest shall not be liable for, or subject to, the debts, contracts, or liabilities of the Employee. Any such action taken by the Employee shall be null and void.

14. RIGHTS AS STOCKHOLDER AND EVIDENCE OF STOCK OWNERSHIP

(a) An Employee will not become a stockholder, and will have no rights as a stockholder, with respect to Shares being purchased under this Plan until after his Option is exercised and the Shares have been issued by Sprint. Promptly following each Date of Exercise, the number of shares of Common Stock purchased by each participant shall be deposited into an account established in the participant's name at a stock brokerage or other financial services firm designated by Sprint (the "ESPP Broker").

(b) A participant shall be free to undertake a disposition (as that term is defined in Section 424 of the Code) of the Shares in his ESPP Broker account at any time, whether by sale, exchange, gift, or other transfer of legal title, but in the absence of such a disposition of the Shares, the Shares must remain in the participant's account at the ESPP Broker until the holding period set forth in Section 423(a) of the Code has been satisfied. With respect to Shares for which the Section 423(a) holding period has been satisfied, the participant may move those Shares to another brokerage account of participant's choosing or request that a stock certificate be issued and delivered to him.

(c) A participant who is not subject to payment of U.S. income taxes may move his Shares to another brokerage account of his choosing or request that a stock certificate be issued and delivered to him at any time, without regard to the satisfaction of the Section 423(a) holding period.

15. APPLICATION OF FUNDS

All funds received by Sprint in payment for Shares purchased under this Plan may be used for any valid corporate purpose.

16. COMMENCEMENT OF PLAN

This Plan commenced on the first day of June, 1988. This Plan as amended and restated is effective for the 1998 and subsequent offerings.

17. GOVERNMENTAL APPROVALS OR CONSENTS; AMENDMENTS OR TERMINATION

This Plan and any offering and sales to Employees under it are subject to any governmental approvals or consents that may be or become applicable in connection therewith.

The Plan shall terminate on the effective date of a merger or consolidation in which Sprint is not the surviving corporation, if such merger or consolidation is not between or among corporations related to Sprint. If such event occurs during a Purchase Period for an offering, the last Date of Exercise shall be the last such date occurring prior to the date of termination of the Plan. Any payroll deductions placed in an Employee's Account after such last Date of Exercise will be refunded to the Employee.

The Board may terminate the Plan or make such changes in the Plan and include such terms in any offering under this Plan as may be necessary or desirable, in the opinion of Counsel for Sprint, to comply with the rules or regulations of any governmental authority, or to be eligible for tax benefits under the Code or the laws of any state; or for any other reason provided that no termination or amendment may adversely affect the rights of any participant in any offering already commenced, nor may any amendment require the sale of more Shares than are authorized without prior approval of Sprint's stockholders.

18. NOTICES

All notices or other communications by a participant to Sprint under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by Sprint at the location, or by the person, designated for the receipt thereof.

SPRINT CORPORATION

P.O. BOX 11315, KANSAS CITY, MISSOURI 64112

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR ANNUAL MEETING ON APRIL 21, 1998

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1, 2 AND 3 AND AGAINST ITEMS 4, 5 AND 6.

The undersigned hereby appoints W.T. Esrey, J.R. Devlin and A.B. Krause, and each of them, with full power of substitution as proxies, to vote all the shares of Common and Preferred Stock of Sprint Corporation (Sprint) which the undersigned is entitled to vote at the 1998 Annual Meeting of Stockholders to be held April 21, 1998, and any adjournment thereof, upon the matters set forth on the reverse side, AND IN THEIR DISCRETION UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

THIS PROXY, IF SIGNED AND RETURNED, WILL BE VOTED AS SPECIFIED ON THE REVERSE SIDE. IF THIS CARD IS SIGNED AND RETURNED WITHOUT SPECIFICATIONS, YOUR SHARES WILL BE VOTED FOR ITEMS 1, 2 AND 3 AND AGAINST ITEMS 4, 5 AND 6. A majority of said proxies, or any substitute or substitutes, who shall be present and act at the meeting (or if only one shall be present and act, then that one) shall have all the powers of said proxies hereunder.

1. To elect the nominees listed below, and each of them, as Directors of Class III; and while Sprint has no reason to believe that any of the nominees will decline or be unable to serve, if any do, to vote with discretionary authority.
WILLIAM T. ESREY, LINDA KOCH LORIMER, STEWART TURLEY

NOTE: If you do not wish your shares voted "FOR" a particular nominee, mark the "FOR ALL EXCEPT" box and strike a line through the name(s) of the nominee(s). Your shares will be voted for the remaining nominee(s).
[_] FOR ALL NOMINEES [_] WITHHOLD [_] FOR ALL EXCEPT

2. To approve amendments to the 1988 Employees Stock Purchase Plan.
[_] FOR [_] AGAINST [_] ABSTAIN

3. To approve the appointment of Ernst & Young LLP as independent auditors of Sprint for 1998.
[_] FOR [_] AGAINST [_] ABSTAIN

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

4. Stockholder proposal concerning retirement plan for outside Directors.
[_] FOR [_] AGAINST [_] ABSTAIN

5. Stockholder proposal concerning stock options.
[_] FOR [_] AGAINST [_] ABSTAIN

6. Stockholder proposal concerning compensation agreements contingent upon a change in control of Sprint.

[_] FOR [_] AGAINST [_] ABSTAIN

SIGNATURE(S) DATE

Please sign exactly as name appears. If shares are held jointly, any one of the joint owners may sign. Attorneys-in-fact, executors, administrators, trustees, guardians or corporation officers should indicate the capacity in which they are signing. PLEASE **SIGN, DATE, AND MAIL THIS** PROXY PROMPTLY whether or not you expect to attend the meeting. You may nevertheless vote in person if you do attend.

You are entitled to direct the voting of the total number of shares of Common Stock of Sprint allocated to your accounts through

February 23, 1998, the record date for voting at the April 21, 1998, Stockholders Meeting. Your accounts are held within one or more of the following plans: (a) the Sprint Retirement Savings Plan (including TRASOP), (b) the Sprint Retirement Savings Plan for Bargaining Unit Employees, (c) the Centel Retirement Savings Plan for Bargaining Unit Employees, (d) the Centel Employees' Stock Ownership Plan, (e) the 360(degrees) Communications Company Retirement Savings Plan, and (f) the Global One Retirement Savings Plan. The Centel Employees' Stock Ownership Plan, the Centel Retirement Savings Plan for Bargaining Unit Employees, and the 360(degrees) Communications Company Retirement Savings Plan each provide for the trustees to vote all Sprint shares held in the trusts for which they do not receive voting instructions in the same proportions as they vote the Sprint stock for which they do receive instructions. The trustee will vote all unallocated shares held in the Sprint Retirement Savings Plan (including the TRASOP), the Sprint Retirement Savings Plan for Bargaining Unit Employees and the Global One Retirement Savings Plan in the same proportions as instructions received for shares voted, and any shares allocated to participant accounts in these plans for which the trustees do not receive voting instructions will not be voted.

Statements of your accounts will be provided separately.

--------Please fold and detach card at perforation before mailing--------

Please vote by filling in the appropriate boxes below. If you do not specify, your shares will be voted FOR items 1, 2 and 3 and AGAINST items 4, 5 and 6.

1. To elect the nominees listed below, and each of them, as Directors of Class III; and while Sprint has no reason to believe that any of the nominees will decline or be unable to serve, if any do, to authorize named individuals as proxies to vote with discretionary authority.

[_] FOR all nominees listed below (except as marked to the contrary at left)

[_] WITHHOLD AUTHORITY to vote for all nominees listed at left

(To withhold authority to vote for any individual nominee write the nominee's name on the line below.)

William T. Esrey   Linda Koch Lorimer   Stewart Turley

	FOR	AGAINST	ABSTAIN
2. To approve amendments to the 1988 Employees Stock Purchase Plan.	[_]	[_]	[_]
3. To approve the appointment of Ernst & Young LLP as independent auditors of Sprint for 1998.	[_]	[_]	[_]
SHAREHOLDER PROPOSALS			
4. Stockholder proposal concerning retirement plan for outside Directors.	[_]	[_]	[_]
5. Stockholder proposal concerning stock options.	[_]	[_]	[_]
6. Stockholder proposal concerning compensation agreements contingent upon a change in control of Sprint.	[_]	[_]	[_]

(Please sign on reverse side.)

FIDELITY INSTITUTIONAL RETIREMENT SERVICES CO.
P.O. BOX 9107
HINGHAM, MA 02043-9107

PRESORTED
FIRST CLASS
U.S. POSTAGE
PAID
PROXY
TABULATOR

Sprint Retirement Savings Plan
Sprint Retirement Savings Plan for Bargaining Unit Employees
Centel Retirement Savings Plan for Bargaining Unit Employees
Centel Employees' Stock Ownership Plan
360(degrees) Communications Company Retirement Savings Plan
Global One Retirement Savings Plan

----------Please fold and detach card at perforation before mailing-----------

FIDELITY MANAGEMENT TRUST COMPANY
and THE NORTHERN TRUST COMPANY, TRUSTEES
P.O. Box 9107, Hingham, Massachusetts 02043-9107
Voting Instructions for Annual Meeting of Stockholders of Sprint Corporation on April 21, 1998

I hereby direct Fidelity Management Trust Company and The Northern Trust Company, either in person or by proxy, to vote all shares of Common Stock of Sprint Corporation (Sprint) which have been allocated to my account(s) under the Sprint Retirement Savings Plan, the Sprint Retirement Savings Plan for Bargaining Unit Employees, the Centel Retirement Savings Plan for Bargaining Unit Employees, the Centel Employees' Stock Ownership Plan, the 360(degrees) Communications Company Retirement Savings Plan and the Global One Retirement Savings Plan at the Annual Meeting of Stockholders to be held April 21, 1998, and any adjournments thereof, in the manner specified on the reverse side, and to authorize named individuals as proxies to vote in their discretion upon such other matters as may properly come before the meeting:

Date__________________________, 1998

If you sign this card and it is received by Fidelity Management Trust Company by April 15, 1998, your shares will be voted as directed. In order to direct the trustees, you must check off a box for each individual proposal on the reverse side.

Signature

End of Filing

Exhibit (10)(K)

Attached to Form 10-K
for the year ended December 31, 1998
filed March 5, 1999 by

SPRINT CORPORATION

1990 Stock Option Plan

EXHIBIT (10) (K)

SPRINT CORPORATION

1990 STOCK OPTION PLAN

Adopted as a Stock Option Plan under the 1997 Sprint Corporation Long-Term Stock Incentive Program.

As Amended and Restated by the Board Effective on the Recapitalization Date
(November 24, 1998)

TABLE OF CONTENTS

Article 1 Establishment

Pursuant to the 1989 Program the Company established a stock option plan named the 1990 Stock Option Plan (the "Plan") for officers and key employees of the Company and its subsidiaries. The 1989 Program has been replaced by the 1997 Program, and this Plan is now established pursuant to the 1997 Program.

Article 2 Defined Terms

Capitalized words used throughout this Plan have the meanings assigned to them parenthetically throughout the Plan or in Article 15.

Article 3 Purpose

The purposes of the Plan are to induce officers and key employees of the Company or its Subsidiaries who are in a position to contribute materially to the Company's prosperity to remain with the Company or its Subsidiaries, to offer them incentives and rewards in recognition of their share in the Company's progress, to encourage them to continue to promote the best interests of the Company and its stockholders, and to allow the Company and its Subsidiaries to successfully compete with other enterprises in the recruitment of new officers and key employees.

Article 4 Administration

The Committee shall administer the Plan as set forth in this Section.

4.01. INTERPRETATION OF THE PLAN.

The Committee may from time to time adopt, and thereafter amend or rescind, such rules and regulations for carrying out the Plan and take such action in the administration of the Plan, not inconsistent with the provisions of the Plan and the 1997 Program, as it considers proper. The interpretation and construction of any provisions of the Plan by the Committee shall be final. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it.

The Corporate Secretary shall have the discretion and authority to establish any and all procedures, forms, and rules of a ministerial nature that the Corporate Secretary considers necessary or desirable for the orderly administration of the

Plan and shall have other administrative responsibilities as set forth elsewhere in this Plan.

The Committee may designate one or more Employees to hear and resolve disputes arising under the Plan.

4.02. ABSTENTION IN CERTAIN CASES BY COMMITTEE MEMBERS.

If any Committee member's participation in an action to approve the acquisition or disposition of an Equity Security by an Executive Officer would prevent the Executive Officer's acquisition or disposition of the Equity Security from being exempt from the liability provisions of Exchange Act Section 16, the member shall abstain from voting on the transaction if doing so would cause the acquisition or disposition to be exempt.

Article 5 Number of Shares Authorized to be Issued

The number of shares of Common Stock that may be issued upon exercise of Options granted under the Plan may not exceed 27,000,000/1//2/ shares of FON Stock or 21,600,000/2/ shares of PCS Stock, subject to adjustment as provided in Article 12 hereof. The shares issued under the Plan may be either treasury shares or authorized but unissued shares.

The number of shares of Common Stock that may be issued upon exercise of Options granted pursuant to this Plan after April 15, 1997, together with shares of Common Stock subject to other awards under the 1997 Program, may not exceed the limits set forth in Section 4(a) of the 1997 Program.

The number of shares of Common Stock that may be issued upon exercise of Incentive Stock Options granted pursuant to this Plan after April 15, 1997, may not exceed 4,000,000 shares of FON Stock or 2,000,000 shares of PCS Stock.

The shares of Common Stock allocable to the unexercised portion of any Option that for any reason expires or is forfeited may again be subject to an Option under the Plan.

Article 6 Grant of Options

6.01. ELIGIBILITY FOR GRANTS.

The Committee or an Authorized Officer may grant Options under this Plan to any Grantee who is a Director or Employee of the Company or a Subsidiary of the Company on the Grant Date of the Option and to whom the granting of Options and the exercise thereof would not be in violation of the laws of

/1/ Increased from 20,441,564 shares on February 10, 1998.
/2/ Includes shares issued upon exercise of Options prior to the November 23, 1998 recapitalization of common stock into FON Stock and PCS Stock.

the jurisdiction, foreign or domestic, having legal authority over the issuance of Options to, or the exercise thereof by, Directors or Employees working or residing in such jurisdiction.

No Incentive Stock Option may be granted to any Grantee who owns directly or indirectly shares of Common Stock or options to purchase shares of Common Stock, together possessing more than 10% of the total combined voting power or value of all classes of stock of the Company or any of its Subsidiaries.

6.02. COMMITTEE GRANTS.

The Committee shall determine which Directors or Employees among those eligible shall be granted Options and, with respect to each Option, shall specify the Option Class and number of shares of Common Stock subject to the Option. The Committee may designate Grantees, the Option Class, and the number of shares subject to each Option by any objectively determinable description. The Committee may also specify the Grant Date of the Option, the Strike Price, the Expiration Date of the Option, the rate at which the Option may be exercised, and such other terms of the Option as the Committee may consider appropriate. In making its determinations, the Committee shall take into consideration the value of the services rendered by the Grantees, their present and potential contribution to the success of the Company and its Subsidiaries, and such other factors the Committee may consider relevant in accomplishing the purposes of the Plan.

6.03. INTERIM GRANTS.

Between meetings of the Committee, any of the Authorized Officers may grant an Option to any eligible Employee other than a Director or an Executive Officer. The number of shares subject to Options granted pursuant to this Section 6.03 may not exceed a total of 10,000 shares of all Classes of Common Stock for any single Grantee between any two meetings of the Committee.

In making such grants, the Authorized Officer shall specify in a writing, executed by the Authorized Officer and setting forth the actual date of execution, which Employees among those eligible shall be granted Options and, with respect to each Option, shall specify the Option Class and number of shares of Common Stock subject to the Option. The Authorized Officer may designate Grantees, the Option Class, and the number of shares subject to each Option by any objectively determinable description. The Authorized Officer may also specify the Grant Date of the Option, the Strike Price, the Expiration Date of the Option, the rate at which the Option may be exercised, and such other terms of the Option as the Authorized Officer may consider appropriate. In making its determinations, the Authorized Officer shall take into consideration the value of the services rendered by the Grantees, their present and potential contribution to the success of the Company and its Subsidiaries, and such other factors the Authorized Officer may consider relevant in accomplishing the purposes of the Plan.

The Authorized Officer shall report/1/ to the Committee the Grantees and terms of all Options granted pursuant to this Section 6.03 at the next meeting of the Committee following such grants.

6.04. LIMITATION ON DISCRETION OF COMMITTEE AND AUTHORIZED OFFICERS.

Neither the Committee nor the Authorized Officer may

(i) set the Grant Date of any Option to any date earlier than the date of the action granting the Option;

(ii) establish the Strike Price of any Option at a price lower than the greater of (a) the Fair Market Value of one share of the Option Class of Common Stock on the Grant Date of the Option or (b) the par value on the Grant Date of the Option Class of the Common Stock; or

(iii) subject more than 3,000,000 shares to Options in the FON Stock Option Class nor more than 1,500,000 shares to Options in the PCS Stock Option Class granted to any single Director or Employee in any calendar year.

Article 7 Terms of Options

7.01. STANDARD TERMS OF OPTIONS.

Unless the Committee or Authorized Officer specifies otherwise, the terms set forth in this Section 7.01 shall apply to all Options granted under this Plan. Any Stock Option Agreement that incorporates the terms of the Plan by reference shall be deemed to have incorporated the terms set forth in this Section 7.01 to the extent that these terms are not in conflict with those explicitly set forth in the Stock Option Agreement.

(a) Non-Qualified Options. Each Option shall be a Non-Qualified Option.

(b) Grant Date. The Grant Date of each Option shall be the date of the Committee's or Authorized Officer's action granting the Option.

(c) Strike Price. The Strike Price of each Option shall be the Fair Market Value of one share of the Option Class of Common Stock on the Grant Date.

(d) Expiration Date. The Expiration Date of each Option shall be the close of business on the tenth anniversary of the Option's Grant Date. The Option shall not be exercisable after its Expiration Date.

(e) Rate of Exercisability. Each Option shall become exercisable with respect to 25% of the number of shares of the Option Class of Common Stock subject to the Option on each of the first four anniversaries of the Grant

/1/ Does Kansas law require the Committee to have the ultimate power to reject grants of options? John Granda?

Date if, on such anniversary date, the Grantee shall have been continuously employed by or served as a Director of the Company, a Subsidiary of the Company, or an Affiliate from the Grant Date.

(f) Reload Rights. Each Non-Qualified Option, other than Options granted pursuant to Reload Rights, shall be granted with Reload Rights.

(g) Limitations on Transfer. No Option may, during the lifetime of the Grantee, be transferred, levied, garnished, executed upon, subjected to a security interest, or assigned to any person other than the Grantee, except that a Grantee may transfer an Option to a Qualified Transferee if the transfer is made without payment of consideration being paid to the Grantee. Documents evidencing the transfer of any Option and the identity of the Qualified Transferee shall be in such form as may be required by the Corporate Secretary. No such Qualified Transferee may dispose of shares issued upon exercise of an Option, other than to the Company, until such shares are validly registered or, in the opinion of the Corporate Secretary, exempt from registration under the Securities Act.

(h) Post-Employment Exercise of Options. Each Option may be exercised after the Grantee's Termination Date only with respect to the number of shares of Common Stock that were exercisable on the Grantee's Termination Date. An Optionee may exercise an Option before its Expiration Date with respect to those shares during a limited period beginning on the Grantee's Termination Date and ending.

(i) on the fifth anniversary of the Grantee's Termination Date, if the Grantee's service as Director or employment terminated by reason of his Retirement or Total Disability;

(ii) on the first anniversary of the Grantee's Termination Date if the Grantee's employment or service as Director terminated by reason of his death;

(iii) on the day three months following the Grantee's Termination Date if the Grantee terminated his employment or service as Director voluntarily, for a reason other than Retirement, or involuntarily for a reason not constituting Termination for Cause.

If a Grantee's employment has been Terminated for Cause, the Optionee shall forfeit all outstanding Options immediately on the Grantee's Termination Date.

(i) Acceleration on Termination of Employment for Certain Reasons.

(1) Death or Total Disability. Each Option shall become exercisable immediately on the Grantee's Termination Date if the reason for termination was the Grantee's death or Total Disability.

(2) Normal Retirement. Each Option shall become exercisable immediately on the Grantee's Termination Date if (i) the reason for termina-

tion was the Grantee's Normal Retirement and (ii) the Option's Grant Date was at least one year before the Grantee's Termination Date.

(j) Acceleration on Change in Control.

(1) Acceleration. Each Option shall become immediately exercisable in full upon a Change in Control if

(i) the Change in Control occurs at least one year after the Option's Grant Date and

(ii) the Grantee of the Option has been a Director, Employee, or an employee of an Affiliate continuously from the Option's Grant Date to the date of the Change in Control.

(2) Limitation on Acceleration. If the acceleration of exercisability under Section 7.01(j)(1), together with all other payments or benefits contingent on the Change in Control with the meaning of Code Section 280G, results in any portion of such payments or benefits not being deductible by the Company as a result of the application of Code
Section 280G, the benefits shall be reduced until the entire amount of the benefits is deductible. The reduction shall be effected by the exclusion of grants of options or portions thereof in reverse chronological order of their respective Grant Dates from the application of Section 7.01(j)(1) until no portion of such benefits is rendered non-deductible by application of Code Section 280G.

(k) Exercise After Death of Optionee. Upon the death of an Optionee, all Options held by the Optionee on the Optionee's date of death, to the extent exercisable under their terms, may be exercised by

(i) the executor or administrator of the Optionee's estate,

(ii) the Person or Persons to whom the Optionee's rights under the Options pass by the Optionee's will or the laws of descent and distribution, or

(iii) the beneficiary or beneficiaries designated by the Optionee in accordance with Section 7.01(l).

(l) Designation of Beneficiaries. An Optionee may designate a beneficiary or beneficiaries to exercise unexpired Options and to own shares issued upon any such exercise after the Optionee's death without order of any probate court or otherwise. A beneficiary so designated may exercise an Option upon presentation to the Company of evidence satisfactory to the Corporate Secretary of the beneficiary's identity and the death of the Optionee. An Optionee may change any beneficiary designation at any time before his death but may not do so by testamentary designation in his will or otherwise. Beneficiary designations must be made in writing on a form provided by the Corporate Secretary. Beneficiary designations shall become effective on the date that the form, properly completed, signed, and notarized, is

received by the Corporate Secretary. Any designation of a beneficiary by an Optionee with respect to any Option shall be canceled upon the transfer of such Option by the Optionee in accordance with the terms of the Plan.

(m) Agreement to Remain Employed. Each Grantee other than Directors shall, as consideration for the grant of each Option, agree in the Stock Option Agreement to remain in the employ of the Company, its Subsidiaries, or an Affiliate at the pleasure of the Company, such Subsidiary, or Affiliate for at least one year from the Option's Grant Date or the earlier termination of the Grantee's employment effected or approved by the Company, the Subsidiary, or Affiliate. If the Grantee violates the agreement, the Optionee shall forfeit the Option.

Nothing contained in the Plan or in any Option granted pursuant to the Plan shall confer upon any Grantee any right to continue employment with the Company, its Subsidiaries, or Affiliates nor interfere in any way with the right of the Company, its Subsidiaries, or Affiliates to terminate the Grantee's employment or change the Grantee's compensation at any time.

(n) Forfeiture Upon Conflict of Interest. If any Grantee, without the consent of the Committee, becomes associated with, employed by, renders services to, or owns any significant interest in any business that is in competition with the Company, its Subsidiaries, or Affiliates, any outstanding Option granted to such Grantee shall be forfeited.

7.02. MANDATORY TERMS OF INCENTIVE STOCK OPTIONS.

If the Committee or Authorized Officer specifies that an Option is an Incentive Stock Option, the terms set forth in this Section 7.02 shall be incorporated into the terms of the Option in preference to any conflicting terms set forth in
Section 7.01. If the Stock Option Agreement setting forth the terms of any Option contradict the terms set forth in this Section 7.02, such Option shall be treated as a Non-Qualified Stock Option, notwithstanding its designation as an Incentive Stock Option.

(a) Grant Date within 10 Years of Program Adoption. No Incentive Stock Option may be granted under the Plan after the tenth anniversary of the Program Adoption Date.

(b) Limitation on Option Term. No Incentive Stock Option may be exercised after the tenth anniversary of its Grant Date.

(c) Strike Price. No Incentive Stock Option may have a Strike Price less than the Fair Market Value of one share of the Option Class of Common Stock on the Grant Date of the Incentive Stock Option.

(d) Non-Transferability. No Incentive Stock Option may be transferred by the Grantee except by the Grantee's will or the laws of descent and distribution. An Incentive Stock Option may be exercised during the Grantee's lifetime only by the Grantee, and after the Grantee's death only by a beneficiary designated by the Grantee pursuant to the terms of the Plan, or otherwise

by the executor or administrator of the Grantee's estate or the Person succeeding to the Grantee's interest in the Incentive Stock Option under the Grantee's will or the applicable laws of intestacy.

7.03. STANDARD TERMS OF INCENTIVE STOCK OPTIONS.

Unless the Committee or Authorized Officer specifies otherwise in the action granting the Option, the following terms shall apply to all Incentive Stock Options granted under the Plan. To the extent the terms set forth in this
Section 7.03 conflict with the standard terms applicable to Options generally set forth in Section 7.01, the terms of this section shall control the terms of any Options designated as Incentive Stock Options at the time of grant.

(a) Maximum Rate of Exercisability. The Fair Market Value on the Grant Date of the shares of Common Stock subject to any Incentive Stock Option with respect to which the Incentive Stock Option becomes exercisable for the first time during any calendar year, together with the Fair Market Value of shares of Common Stock subject to other Incentive Stock Options on their respective Grant Dates owned by the Optionee under all plans of the Company and its Subsidiaries and first becoming exercisable in the same calendar year, shall not exceed $100,000 or, if different, the maximum limitation in effect under Code Section 422 for Incentive Stock Options on the Grant Date of such Incentive Stock Option. To the extent the terms of the Option permit the exercise of an Option for more shares than permitted by this
Section 7.03(a), each Option or portion of an Option, in reverse chronological order of their Grant Dates, shall be treated as Non-Qualified Options until the remaining Options or portions of Options meet the limitations set forth in this Section 7.03(a).

(b) Post-Termination Exercise. Any Incentive Stock Option exercised after the end of the 12-month period beginning on the Grantee's

Termination Date shall, to that extent, be treated as a Non-Qualified Option.

7.04. STOCK OPTION AGREEMENT.

The terms of each Option shall be set forth in a Stock Option Agreement executed by the Company and the Grantee. The Stock Option Agreement must set forth those terms that are not made standard terms of the Option pursuant to this Plan.

Article 8 Exercise of Options

8.01. NOTICE OF EXERCISE.

An Optionee may exercise his Option to purchase shares of Common Stock by written notice to the Corporate Secretary

(i) unambiguously identifying the Option that he is exercising;

(ii) stating the number of shares with respect to which he is exercising the Option;

(iii) accompanied by payment of the Exercise Price in cash or any other form permitted by Section 8.02;

(iv) if the Optionee wants to have the shares issued to be registered jointly with the Optionee's spouse, a statement to that effect;

(v) if the Optionee is electing to have any Payroll Tax withholding obligation discharged by delivery of Seasoned Shares or withholding of shares from shares issuable upon the exercise pursuant to Section 9.04, a statement to that effect, and, if the Optionee elects to have more than the required minimum percentage of Payroll Taxes withheld, a statement of the percentage to be withheld, not exceeding, if the Grantee is an Executive Officer, the applicable marginal tax rate;

(vi) if the Optionee is electing to receive Restricted Shares pursuant to Section 10.02, a statement of the Vesting Period the Optionee is electing;

(vii) if the Optionee is delivering or attesting to ownership of Restricted Shares in payment of the Exercise Price and desires to elect a more extended Vesting Period pursuant to Section 10.03, a statement of the extended Vesting Period the Optionee is electing.

The Corporate Secretary may dispense with a written Notice of Exercise in the case of certain exercises in which he considers a written Notice of Exercise unnecessary.

The Exercise Date shall be the date on which the Notice of Exercise, together with the payment of the Exercise Price, is received by the Corporate Secretary or his designee. The Optionee may not, after the Exercise Date, change the form of payment of the Exercise Price, the election regarding stock withholding, or other aspects of the exercise dependent on the Fair Market Value of the Common Stock.

The Corporate Secretary may condition the exercise of an Option on the Optionee's filing with the Company a representation in writing that at the time of such exercise it is the Optionee's then present intent to hold the shares being purchased for investment and not for resale, or on the completion of any registration or other qualification of shares under any state or federal laws or rulings or regulations of any government regulatory body that the Corporate Secretary may determine to be necessary or advisable.

8.02. FORM OF PAYMENT OF EXERCISE PRICE.

(a) Payment in Cash. Unless the Optionee elects in the Notice of Exercise to make payment in another form authorized by the Plan, payment of the Exercise Price shall be in United States dollars, payable in cash or by check. The Corporate Secretary may establish procedures to delay the processing of any Option exercise until any check delivered in payment of the Exercise Price has cleared, and, if a check fails to clear, cancel the exercise.

(b) Payment in Shares of Common Stock. On exercise of any Option, the Optionee may elect in the Notice of Exercise to pay the Exercise Price by surrender of stock certificates in transferable form representing Seasoned Shares of the Option Class having an aggregate Fair Market Value, determined as of the Exercise Date, at least equal to the Exercise Price.

(c) Payment by Attestation. In lieu of the delivery of physical certificates, an Optionee may deliver shares in payment of the Exercise Price by attesting, on a form established by the Corporate Secretary, to the ownership, either outright or through ownership of a broker account, of a sufficient number of Seasoned Shares of the Option Class to pay the Exercise Price. The attestation must be notarized and signed by the Optionee and any co-owners with the Optionee of the shares with respect to which the attestation is being made. The form of attestation must be accompanied by any other documentation the Corporate Secretary considers necessary to evidence actual ownership of such shares or otherwise preserve the integrity of the Plan. Shares, the ownership of which is so attested to by the Optionee, shall be deemed to have been re-issued to the Optionee on the Exercise Date in partial satisfaction of the Company's obligation to issue shares of the Option Class of Common Stock pursuant to the Option exercise to which it relates.

(d) Fractional Shares. If an Optionee pays the Exercise Price of an Option by delivery or attestation of Seasoned Shares, the Company shall apply to payment of the Exercise Price from the shares delivered or attested the highest number of whole shares having a Fair Market Value on the Exercise Date less than or equal to the Exercise Price, and the Optionee shall be required to pay in cash the Fair Market Value of the fractional share resulting from truncating the number of shares to a whole number of shares.

Article 9 Withholding of Payroll Taxes on Exercise

9.01. OBLIGATION TO PAY PAYROLL TAXES.

Any Optionee, Grantee, or other Person (the "Payroll Taxpayer") with respect to whom the Company or a Subsidiary of the Company has an obligation under any Payroll Tax law to withhold amounts with respect to income arising from the

exercise of any Option must pay to the Company or Subsidiary of the Company the Minimum Withholding Amount.

9.02. AMOUNT TO BE WITHHELD.

The Payroll Taxpayer may elect in the Notice of Exercise or on another form specified by the Corporate Secretary for such purpose an amount to be withheld (the "Withholding Amount") with respect to the exercise of any Option. The Withholding Amount must be greater than or equal to the Minimum Withholding Amount and, if the Payroll Taxpayer is an Executive Officer, less than or equal to the Payroll Taxpayer's combined marginal tax rate for all Payroll Taxes. In the absence of such an election, the Withholding Amount shall be the Minimum Withholding Amount.

If all amounts withheld in payment of Payroll taxes are reported to the appropriate taxing jurisdiction as amounts withheld from the Payroll Taxpayer, the Company or Subsidiary may, in cases where the Corporate Secretary considers it necessary, set the Withholding Amount to an amount in excess of the Minimum Withholding Amount based on assumptions about the amount required by law to be withheld.

9.03. ELIGIBILITY TO ELECT STOCK WITHHOLDING.

A Payroll Taxpayer may elect to pay all or part of the Withholding Amount in shares of the Option Class of Common Stock if the Optionee pays the Exercise Price by delivering or attesting to ownership of shares of the Option Class of Common Stock pursuant to Sections 8.02(b) or 8.02(c).

9.04. MANNER OF WITHHOLDING.

If the Payroll Taxpayer is eligible to satisfy his obligation to pay the Withholding Amount by payment of shares of the Option Class of the Common Stock pursuant to Section 9.03, he may pay the Withholding Amount by one or more of the following methods:

(i) delivering Seasoned Shares of the Option Class; or

(ii) directing the Company to withhold from those shares that would otherwise be received upon exercise of the Option or upon the vesting of Restricted Shares, shares of the Option Class of the Common Stock having a Fair Market Value on the Tax Date of no more than the Minimum Withholding Amount; or

(iii) paying cash to the Company.

If the Payroll Taxpayer is not eligible to elect stock withholding, the Withholding Amount must be paid entirely in cash. Any portion of the Withholding Amount that would require withholding or delivery of a fractional share and any portion of the Withholding Amount not paid by the withholding or surrender of Common Stock must be paid in cash.

(a) Limit on Use of Unvested Restricted Shares. If the Option exercise resulted in the issuance of Restricted Shares and the Vesting Period with

respect to the Restricted Shares has not ended on or before the Tax Date, method (ii) described in Section 9.04 shall not be available as a means of stock withholding.

(b) Limit with Respect to Transferred Options. If an Option was transferred by the Grantee or the tax liability resulting from the exercise of the Option is otherwise not imposed on the Optionee, method (ii) described in Section 9.04 shall not be available as a means of stock withholding.

Article 10 Issuance of Shares on Exercise

10.01. GENERALLY.

No Optionee will be considered a holder of any shares of Common Stock subject to an Option until a stock certificate or certificates for such shares are issued to the Optionee after an exercise of the Option under the terms of the Plan. No Optionee shall be entitled to dividends (ordinary or extraordinary, whether in cash, securities or other property), distributions, or other rights with respect to the shares subject to purchase under the Option unless the record date for any such dividend, distribution, or other right falls on or after the date the Optionee becomes a record holder of such shares.

All shares of Common Stock issued pursuant to an exercise of an Option shall be issued in the name of the Optionee, or in the name of the Optionee and the Optionee's spouse, and shall, except as otherwise provided in Article 8, be freely transferable by the registered owners upon issuance.

10.02. ELECTIVE ISSUANCE OF RESTRICTED SHARES.

Certain Optionees, as determined by the Committee, may elect to receive Restricted Shares upon the exercise of an Option if the Optionee so states in the Notice of Exercise and has paid the Exercise Price of the Option by attesting to or by delivering shares of unrestricted Common Stock pursuant to Sections 8.02(b) or 8.02(c).

If an Optionee elects on exercise of any Option to receive Restricted Shares, the Company shall issue to the Optionee

(i) a number of unrestricted shares of the Option Class of Common Stock equal to the number of unrestricted shares the Optionee used to pay the Exercise Price plus

(ii) all other shares issuable pursuant to the exercise of the Option as Restricted Shares, having the Vesting Period specified by the Optionee in the Notice of Exercise and otherwise subject to the restrictions on transfer and other terms set forth in Section 10.05.

10.03. MANDATORY ISSUANCE OF RESTRICTED SHARES.

Certain Optionees, as determined by the Committee, may in the exercise of an Option deliver or attest to ownership of Restricted Shares of the Option Class of

Common Stock in payment of the Exercise Price, notwithstanding restrictions on transferability to which such shares are subject. If an Optionee elects to so pay the Exercise Price of an Option, the Company shall issue to the Optionee

(i) a number of shares of the Option Class equal to the number of Restricted Shares used to pay the Exercise Price as Restricted Shares having a Vesting Period identical to the Vesting Period of the shares so used in payment of the Exercise Price and

(ii) all other shares of the Option Class issuable pursuant to the exercise of the Options as Restricted Shares having a Vesting Period identical to the Vesting Period of the shares so used to pay the Exercise Price, or if the Optionee elects in the Notice of Exercise, a Vesting Period extending beyond the end of the Vesting Period of the shares so used.

10.04. ISSUANCE OF RESTRICTED SHARES NOT AVAILABLE TO TRANSFERRED OPTIONS.

Neither the Optionee nor the Grantee of an Option transferred by the Grantee pursuant to the provisions of this Plan may use Restricted Shares in payment of the Exercise Price nor elect to receive Restricted Shares on exercise of the Option.

10.05. TERMS OF RESTRICTED SHARES ISSUED ON EXERCISE.

Subject to the right of the Optionee to elect the length of the Vesting Period applicable to Restricted Shares issued pursuant to an Option exercise under the Plan, all Restricted Shares issued pursuant to the Plan shall be subject to the terms and conditions set forth in this Section 10.05.

(a) Restriction on Transfer. An Optionee who receives Restricted Shares may not sell, transfer, assign, pledge or otherwise encumber or dispose of the Restricted Shares until the end of the Vesting Period for such shares, except:

(i) to the Company in payment of the exercise price of a stock option issued by the Company under any director or employee stock option plan adopted by the Company that provides for payment of the exercise price in the form of restricted stock or

(ii) to a trust that is a Qualified Trust upon the following terms:

(A) the Company receives, before the transfer, a true copy of the trust agreement of the Qualified Trust and an opinion from Optionee's counsel that (1) the trust will be treated as a grantor trust owned by the Optionee under Subchapter J of the Code at all times until the restrictions on such stock lapse or the stock is forfeited under the terms of their grant, (2) the terms of the trust provide that upon the forfeiture of the Restricted Shares under the terms of its grant or the earlier termination of the trust for whatever reason, ownership of the Restricted Shares shall revert to the Optionee or to the Company,
(3) the trustee of such trust

may not, prior to the lapsing of restrictions on such stock, sell, transfer, assign, pledge, or otherwise encumber or dispose of the Restricted Shares except to the Company or to the Optionee, subject to the restrictions provided for in this Plan, and (4) until the restrictions lapse, the trustee is not authorized to incur liabilities on behalf of the trust, other than to the beneficiaries of the trust; and

(B) the Corporate Secretary, in his discretion, may require the Optionee and the trustee to execute other documents as a pre- condition to such transfer to insure enforcement of the terms of the Restricted Shares or otherwise.

(b) Enforcement of Transfer Restrictions. Unless the Corporate Secretary establishes alternative procedures, certificates representing Restricted Shares shall be registered in the name of the Optionee (or the Qualified Transferee trust in the case of shares transferred to such a trust pursuant to Section 10.05(a)) and shall be held by the Company in escrow, together with a stock power assigning the Restricted Shares back to the Company, to be used only in the event of the forfeiture of any of the Restricted Shares.

(c) Vesting Period. When an Optionee elects a Vesting Period to apply to Restricted Shares issued under the Plan, the Optionee shall elect a Vesting Period ending at least six months and no more than ten years after the Exercise Date of the Option with respect to which the Restricted Shares were issued, but in no event may the Optionee elect a Vesting Period ending before the end of the Vesting Period of any Restricted Shares used to pay the Exercise Price of the Option pursuant to Section 10.03.

The Corporate Secretary may establish restrictions on the dates during the year on which Vesting Periods electable pursuant to this Article 10 may end for the convenient administration of Restricted Shares issued under the Plan.

At any time on or before the last day of the 13th calendar month that ends on or before the last day of the Vesting Period for any Restricted Shares, the Optionee may elect to extend the Vesting Period on all but not a portion of the Restricted Shares by any multiple of six months.

(d) Forfeiture and Vesting of Restricted Shares.

(1) Vesting at End of Vesting Period. Any Restricted Shares not forfeited by the end of the Vesting Period shall vest, and the Company shall issue a certificate evidencing the shares to the registered owner thereof promptly after the end of the Vesting Period.

(2) Restricted Shares Issued Mandatorily. Unless the Committee determines otherwise, Restricted Shares issued mandatorily pursuant to the exercise of an Option under Section 10.03 shall inherit the vesting conditions of the Restricted Shares used to pay the Exercise Price. If the

Restricted Shares used to pay the Exercise Price would be forfeited upon the Grantee's termination of service or employment before the end of the Vesting Period, the Restricted Shares issued pursuant to such exercise shall be forfeited; if the Restricted Shares used to pay the Exercise Price would be vested upon the Grantee's termination of service or employment before the end of the Vesting Period, the Restricted Shares issued pursuant to such exercise shall vest and the Company shall issue a certificate representing the shares to the registered owner thereof. Likewise, Restricted Shares issued under the Plan shall be forfeited or shall vest upon the occurrence of any other event that would cause the forfeiture or vesting of the Restricted Shares used to pay the Exercise Price under Section 10.03.

(3) Restricted Shares Issued Electively. Unless the Committee determines otherwise, restrictions on Restricted Shares issued at the election of the Optionee under Section 10.02 shall lapse if the Grantee terminates his service or employment at any time before the end of the Vesting Period for the Restricted Shares if

(i) the Grantee terminated service or employment by reason of the Grantee's Death or Total Disability,

(ii) the Grantee terminated service or employment by reason of the Grantee's Normal Retirement, or

(iii) the Grantee's employment was terminated involuntarily other than as a Termination for Cause,

in which cases, the Company shall issue a certificate representing the shares to the registered owner thereof; otherwise the Restricted Shares shall be forfeited.

(e) Acceleration on Change in Control. Unless the Committee determines otherwise, Restricted Shares issued at the election of the Optionee under
Section 10.02 shall vest on a Change in Control if the Change in Control occurs at least one year after the Exercise Date on which the Restricted Shares were issued.

(f) Rights of Grantee in Restricted Stock. The registered owner of Restricted Shares shall have the right to vote the shares of stock and to receive dividends or other distributions with respect to the shares.

Article 11 Reload Rights

11.01. GRANT OF RELOAD RIGHTS ON OUTSTANDING NON-QUALIFIED OPTIONS.

The Committee may grant Reload Rights with respect to any outstanding NonQualified Options issued under any stock option plan of the Company, whether originally granted with Reload Rights or not.

15

11.02. TERMS OF RELOAD OPTIONS.

Any Underlying Option granted Reload Rights shall, unless the Committee specifies other terms at the time the Reload Rights are granted, entitle the Grantee to receive a new Option (a "Reload Option") to purchase shares of the same Option Class as the Underlying Option upon the Optionee's exercise of the Underlying Option by delivery or attestation of shares of Common Stock in payment of the Exercise Price on the terms set forth in this Article 11.

(a) Conditions to the Grant of Reload Options. No Reload Option shall be granted on the exercise of the Underlying Option unless

(i) a sufficient number of shares remain authorized and not issued or subject to purchase under outstanding Options granted under the Plan;

(ii) the Grantee of the Option is an Director or Employee on the Exercise Date of the Underlying Option;

(iii) the exercise of the Underlying Option is for the purchase of a number of shares of Common Stock at least equal to the lesser of (a) 25% of the total number of shares subject to purchase under the Underlying Option or (b) 100% of the shares with respect to which the Underlying Option is then exercisable;

(iv) the Grant Date of the Reload Option would be at least one year before the Expiration Date of the Underlying Option; and

(v) the Fair Market Value of one share of the Underlying Option's Option Class on the Exercise Date is greater than or equal to the Strike Price of the Underlying Option.

(b) Number of Shares Subject to Purchase; Grant Date. Each Reload Option shall entitle the Optionee to purchase a number of shares equal to the sum of

(i) the number of shares of the Option Class used to pay the Exercise Price of the Underlying Option pursuant to Sections 8.02(b) or 8.02(c) on the Exercise Date and

(ii) the number of shares of the Option Class delivered or withheld in payment of the Withholding Amount pursuant to Section 9.04.

If the Exercise Date and the Tax Date do not coincide, the Reload Option shall be issued as two separate Options to purchase the number of shares set forth in (i) and (ii) above and having Grant Dates on the Exercise Date and the Tax Date, respectively.

(c) Strike Price. Each Reload Option shall have a Strike Price equal to the Fair Market Value of one share of the Option Class of the Common Stock on the Grant Date of the Reload Option.

(d) Expiration Date. Each Reload Option shall have the same Expiration Date as the Underlying Option.

(e) No Reload Rights. No Reload Option shall have Reload Rights.

(f) Rate of Exercisability. Each Reload Option shall become exercisable in full on the first anniversary of the Grant Date of the Reload Option.

(g) Forfeiture on Disposition of Shares Acquired in Exercise of Underlying Option. Each Reload Option shall be forfeited if the Optionee disposes of any of the shares issued on exercise of the Underlying Option before the date six months after the Exercise Date to any Person other than the Company in the payment of Payroll Taxes on exercise of the Underlying Option.

(h) Other Terms and Conditions. Except to the extent in conflict with the terms set forth in this Article 11, the terms for Options granted under the Plan as set forth in Section 7.01 shall apply to each Reload Option.

11.03. VARIANT RELOAD RIGHTS.

Any terms of Reload Rights or Reload Options different from those set forth in this Article 11 must be set forth in the Stock Option Agreement for the Underlying Option.

Article 12 Change in Stock, Adjustments, Etc

If the outstanding Common Stock of the Company is increased or decreased or changed into or exchanged for a different number of shares or kind of shares or other securities of the Company or of another Person by reason of a reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, combination of shares, or a dividend payable in capital stock (including a spin-off), or otherwise, the Committee shall make an appropriate adjustment to the number and kind of shares for the purchase of which Options may be granted under the Plan including the maximum number that may be granted to any one person.

In addition, the Committee shall make appropriate adjustment to the number and kind of shares as to which outstanding Options, or portions thereof then unexercised, shall be exercisable and to the Strike Price of the Options. Each such adjustment to outstanding Incentive Stock Options shall be made in such a manner as not to constitute a modification as defined in Code Section 424. If any outstanding Options are subject to any conditions affected by the event, the Committee shall also make appropriate adjustments to such conditions. Any such adjustments made by the Committee shall be conclusive.

The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate, or to sell or transfer all or any part of its business or assets.

Article 13 Amendment and Termination

The Board may at any time amend or terminate the Plan as it considers advisable and in the best interests of the Company, but no such termination or amendment may

(i) without the consent of the Optionee, adversely affect or impair the rights of the Optionee under any outstanding Option; or

(ii) be inconsistent with the provisions of the 1997 Program.

Article 14 Effective Date and Duration of the Plan

This Plan was initially effective as of February 17, 1990, and was continued as a plan under the 1997 Program on the Program Adoption Date. No Option shall be granted under the Plan after the last permissible date for the granting of Options under the 1997 Program, but Options granted before that date may have Expiration Dates that extend beyond such date.

Article 15 Definitions

15.01. 1989 PROGRAM.

"1989 Program" means the Company's Long-Term Stock Incentive Program, approved by the Company's shareholders on April 18, 1989.

15.02. 1997 PROGRAM.

"1997 Program" means the Company's 1997 Long-Term Stock Incentive Program, approved by the Company's shareholders on April 15, 1997, as amended from time to time.

15.03. AFFILIATE.

"Affiliate" means those Persons, other than Subsidiaries of the Company, designated from time to time by the Committee as such./1/

15.04. AUTHORIZED OFFICER.

"Authorized Officer" means the Chief Executive Officer of the Company.

15.05. BOARD.

"Board" means the board of directors of the Company.

15.06. CHANGE IN CONTROL.

"Change in Control" means the occurrence of any of the following events

/1/ Currently, Global One only, together with its Subsidiaries.

(i) the acquisition of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities by any "person" or "group" as such terms are defined in Sections 13(d) and 14(d) of the Exchange Act, other than

(A) a trustee or other fiduciary holding securities under an employee benefit plan of the Company;

(B) the Company or a Person (or one of its Subsidiaries) owned by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company; or

(C) Deutsche Telekom AG or France Telecom, individually or collectively;

(ii) at the end of any two-year period, less than a majority of the directors of the Company are directors

(A) who were directors of the Company at the beginning of the two-year period or

(B) whose election as director was approved by a vote of two-thirds of the then directors described in the preceding clause (A) or this clause (B) by prior election;

(iii) the Company's shareholders approve a merger or consolidation in which the Company is not the surviving entity, or a liquidation or dissolution of the Company, or a sale of all or substantially all of the Company's assets; or

(iv) the acquisition by Deutsche Telekom AG or France Telecom, individually or collectively, of additional securities of the Company that would result in their possessing in the aggregate 35% or more of the combined voting power of the Company's then outstanding securities.

15.07. CODE.

"Code" means the Internal Revenue Code of 1986, as amended, or any successor statute.

15.08. CODE SECTION.

"Code Section" is a reference to a particular section of the Code, and includes any successor provision or the same or a successor provision as renumbered at any time.

15.09. COMMITTEE.

"Committee" means the Organization, Compensation, and Nominating Committee of the Board.

15.10. COMMON STOCK.

"Common Stock" means any class of the Company's publicly-traded common stock as the Committee may determine to issue under the Plan, including the FON Stock and the PCS Stock.

15.11. COMPANY.

"Company" means Sprint Corporation, a Kansas corporation, or its successor.

15.12. CORPORATE SECRETARY.

"Corporate Secretary" means the secretary of the Company.

15.13. DIRECTOR.

"Director" means a member of the Board or a member of the board of directors of a Subsidiary of the Company.

15.14. EMPLOYEE.

"Employee" means an employee of the Company or a Subsidiary of the Company.

15.15. EQUITY SECURITY.

"Equity Security" means an equity security as defined by the Exchange Act for purposes of Exchange Act Section 16.

15.16. EXCHANGE ACT.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time and as interpreted and implemented by the rules and regulations issued thereunder.

15.17. EXCHANGE ACT SECTION 16.

"Exchange Act Section 16" means section 16 of the Exchange Act.

15.18. EXECUTIVE OFFICER.

"Executive Officer" means an officer of the Company that is subject to the liability provisions of Exchange Act Section 16.

15.19. EXERCISE DATE.

"Exercise Date" has the meaning indicated in Section 8.01.

15.20. EXERCISE PRICE.

"Exercise Price" means, with respect to the exercise of an Option, the Strike Price of the Option multiplied by the number of shares with respect to which the Option is being exercised.

15.21. EXPIRATION DATE.

"Expiration Date" means, with respect to any Option, the last date on which the Option may be exercised in the absence of an earlier forfeiture of the Option.

15.22. FAIR MARKET VALUE.

"Fair Market Value" means, with respect to any class of the Common Stock on any date, the average of the high and low prices per share of that class of Common Stock for composite transactions on that date, unless there was no trading in that class of Common Stock on that date, in which case, on the most

recent day before that date on which that class of Common Stock was traded. The Fair Market Value of shares of Restricted Stock shall be determined without taking into account any restrictions.

"Fair Market Value" means, with respect to other property, the value of the property as determined by the Committee.

15.23. FON STOCK.

"FON Stock" means the Series 1 FON Stock as described in the Company's articles of incorporation.

15.24. GRANT DATE.

"Grant Date" means, with respect to any Option, the date on which the term of the Option begins, as determined in Article 7 and Article 11.

15.25. GRANTEE.

"Grantee" means, with respect to any Option, the Director or Employee to whom the Option was originally granted, notwithstanding any subsequent transfer of the Option under the terms of the Plan.

15.26. INCENTIVE STOCK OPTION.

"Incentive Stock Option" means an Option designated as such in the action granting the Option. This Plan's intent is that Incentive Stock Options meet the requirements of Code Section 422.

15.27. MINIMUM WITHHOLDING AMOUNT.

"Minimum Withholding Amount" means, with respect to any Option exercise, the amount the employer is required to withhold from the income of the Payroll Taxpayer under the Payroll Tax laws.

15.28. NON-QUALIFIED OPTION.

"Non-Qualified Option" means any Option that is not an Incentive Stock Option.

15.29. NORMAL RETIREMENT.

"Normal Retirement" means, with respect to any Employee, Retirement at or later than an age qualifying as "normal retirement" under the Company's defined benefit pension plan, whether or not the person is a participant in the plan and, with respect to any Director, termination of service as a Director at the mandatory retirement age for members of the Board under its policies, as amended from time to time, even if the Director serves on the board of a Subsidiary or Affiliate.

15.30. NOTICE OF EXERCISE.

"Notice of Exercise" means the notice by an Optionee of the exercise of an Option as set forth in Section 8.01.

15.31. OPTION.

"Option" means the right, set forth in a written agreement between the Company and an Optionee, authorized by this Plan to acquire a determinable number of shares of the Option Class of Common Stock at a determinable price for a determinable period of time and having such other terms as may be determined by the Committee or Authorized Officer or as set forth in this Plan.

15.32. OPTION CLASS.

"Option Class" means, with respect to any Option, the class of Common Stock subject to purchase pursuant to the terms of the Option.

15.33. OPTIONEE.

"Optionee" means, with respect to any Option at any particular time, the holder of the Option at that time.

15.34. PAYROLL TAX.

"Payroll Tax" means any tax required by an employer to be withheld from wages paid to its employees, including but not limited to federal income tax withholding, Social Security and Medicare withholding taxes, and state and local income tax withholding.

15.35. PAYROLL TAXPAYER.

"Payroll Taxpayer" has the meaning specified in Section 9.01.

15.36. PCS STOCK.

"PCS Stock" means the Series 1 PCS Stock as defined in the Company's articles of incorporation.

15.37. PERSON.

"Person" means any individual, corporation, partnership, limited liability company, business trust, or other entity.

15.38. PROGRAM ADOPTION DATE.

"Program Adoption Date" means April 15, 1997.

15.39. PLAN.

"Plan" means the 1990 Stock Option Plan, the terms of which are set forth in this document.

15.40. QUALIFIED TRANSFEREE.

"Qualified Transferee" means a Qualified Trust.

15.41. QUALIFIED TRUST.

"Qualified Trust" means a trust

(i) that is a grantor trust treated as owned by the Grantee under Subchapter J of the Code;

(ii) of which the Grantee, the Grantee's spouse, or the Grantee's descendants by blood, adoption, or marriage, are the sole beneficiaries; and

(iii) that, by its terms, may not be amended to violate the foregoing restrictions so long as the trust is an Optionee under this Plan.

15.42. RELOAD OPTION.

"Reload Option" means an Option granted upon exercise of an Option having Reload Rights under the terms and conditions set forth in Article 11

15.43. RESTRICTED SHARES.

"Restricted Shares" means shares of Common Stock subject to restrictions on transfer and the possibility of forfeiture for any period of time.

15.44. RETIREMENT.

"Retirement" means, in the case of an Employee, termination of employment by an employee who is entitled to receive payment of pension benefits in accordance with the Sprint Retirement Pension Plan or his employer's defined benefit pension plan, if any, immediately after the employee's Termination Date and, in the case of a Director, termination of service as a Director after five years of service as a Director.

15.45. SEASONED SHARES.

"Seasoned Shares" means, with respect to any Person, shares of Common Stock

(i) acquired by such Person from the Company and owned by such Person for a period of at least six months; or

(ii) acquired by such Person other than from the Company.

15.46. SECURITIES ACT.

"Securities Act" means the Securities Act of 1933, as amended from time to time and as interpreted and implemented by the rules and regulations issued thereunder.

15.47. STRIKE PRICE.

"Strike Price" means, with respect to any Option, the price per share at which the Optionee is entitled to purchase shares of Common Stock.

15.48. SUBSIDIARY.

"Subsidiary" means, with respect to any Person (the "Controlling Person"),

(i) all Persons (the "Controlled Persons") in whom the Controlling Person, together with its Subsidiaries, directly owns more than 50% of the voting rights, and

(ii) all Subsidiaries of the Controlled Persons.

15.49. TAX DATE.

"Tax Date" means, with respect to any Option exercise, the date on which the shares issued pursuant to the Option exercise become subject to federal income taxation.

15.50. TERMINATION DATE.

"Termination Date" means,

(i) with respect to any Employee, the date on which the Employee ceases to be employed by the Company, any of its Subsidiaries, or any Affiliate, and ceases to receive severance benefits under any applicable plans for the payment of severance benefits by the employing entity, or

(ii) with respect to any Director, the date on which the Director's service as a director ends.

15.51. TERMINATION FOR CAUSE.

In the case of an Employee, "Termination for Cause" means an involuntary termination of employment because

(i) the employee has materially breached the Company's Code of Ethics, or the code of ethics of the employer;

(ii) the employee has materially breached the Sprint Employee Agreement Regarding Property Rights and Business Practices;

(iii) the employee has engaged in acts or omissions constituting dishonesty, intentional breach of a fiduciary obligation, or intentional acts of wrongdoing or misfeasance; or

(iv) the employee has acted intentionally and in bad faith in a manner that results in a material detriment to the assets, business, or prospects of the employer.

In determining whether any particular employee was Terminated for Cause, the characterization of the reason for termination used for purposes of other employee benefit plans of the Company or other employer shall apply to this Plan.

In the case of a Director, "Termination for Cause" means removal for cause from service as a director.

15.52. TOTAL DISABILITY.

"Total Disability" means, in the case of employees, termination of employment under circumstances that would make the employee eligible to receive benefits under the employer's long-term disability plan and, in the case of Directors, termination of service as a Director under circumstances that would make the Director eligible to receive Social Security disability benefits.

15.53. UNDERLYING OPTION.

"Underlying Option" means, with respect to any Reload Option, the Option to which the Reload Rights were attached and the exercise of which resulted in the grant of the Reload Option.

15.54. VESTING PERIOD.

"Vesting Period" means, with respect to any Restricted Shares, the period of time during which the Restricted Shares (i) are subject to limitations on transfer and (ii) may be divested from the owner upon failure to meet any applicable conditions to vesting.

15.55. WITHHOLDING AMOUNT.

"Withholding Amount" has the meaning specified in Section 9.02.

Sprint

Claudia S. Toussaint
Assistant Vice President -
Law, Corporate Governance

KSOPHF0302-3B679 Eisenhower A
6200 Sprint Parkway
Overland Park, KS 66251
Voice 913 794 1513
Fax 913 523 9825
claudia.toussaint@mail.sprint.com

January 17, 2003

VIA FACSIMILE (202-942-9524) and FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8(i)(1)
(i)(3)
(i)(7)

Ladies and Gentlemen:

We are responding to the January 6, 2003 letter from Roque Island Gardner Homestead Corporation ("Roque Island") which argues that its shareholder proposal (the "Proposal") is not excludable under paragraphs (1), (3) or (7) of Rule 14a-8(i) of the Securities Exchange Act of 1934. The Proposal seeks to require the Board of Directors of Sprint to report to the shareholders when the "change of control" provisions in Sprint's compensation plans covering senior executives and directors were changed and the economic benefits to such persons as a result of the shareholder vote on the WorldCom merger triggering such "change of control" provisions. For the reasons set forth in our December 19, 2002 letter and the additional reasons set forth below, the Proposal is properly excludable under Rule 14a-8(i)(7), because it relates to Sprint's ordinary business operations (the conduct of litigation and litigation strategy), and Rule 14a-8(i)(3), because it violates the proxy rules in that it is false and misleading. In addition, the Proposal is excludable under Rule 14a-8(i)(1), because it is improper under state law, unless the Proposal is modified to make it precatory rather than mandatory.

The Proposal interferes with Sprint's conduct of ongoing litigation and litigation strategy and therefore is in violation of Rule 14a-8(i)(7)

Roque Island would lead you to believe that their proposal merely requests Sprint's Board of Directors to disclose simple, uncontested, historical, factual information that has "some relevance in ongoing litigation". Nothing could be further from the truth. As indicated in our prior letter, whether any change in the definition of "change of control" in Sprint's compensation plans had any impact on the accelerated vesting of stock options and whether Sprint's directors and senior executive officers received any benefit as a result of shareholder approval of the WorldCom merger, and if so, the quantification of those benefits are not matters that merely "have some relevance" to the litigation. They are key legal and factual issues in the derivative and shareholder litigation referenced in our December 19, 2002 letter and are being vigorously contested in that litigation. As discussed below, none of the information sought by Roque Island is a simple factual issue that Sprint's Board of Directors could easily report to the shareholders. Therefore, requiring the Board of Directors to attempt such a report would interfere in Sprint's conduct of the litigation and hamper Sprint's litigation strategy.

The first part of the Proposal seeks disclosure of "when" the definition of "change of control" was changed in Sprint's compensation plans. In attempting to explain why shareholders should be provided with this information, Roque Island alleges incorrectly that "the Board in fact amended the definition of 'change in control' in November 1998" and that prior to that time, "a 'change in control' required just that – a change in control of the company." The Petitions in the derivative litigation and the Consolidated Amended Complaint in the securities litigation make essentially those same allegations. Sprint has refuted those allegations with the attached Supplemental Response to Plaintiff's Interrogatory No. 2, which was served in the derivative litigation. A review of the Response demonstrates that Roque Island misunderstands the history of the change in control provisions and that, to understand the substantive effect of the evolution of those provisions, it is necessary to analyze not only multiple stock option plans, but also individual agreements with employees. Despite the detailed information which Sprint has provided in the litigation, plaintiffs continue to assert their initial theories of liability. It is therefore clear that the history of the change in control provisions in Sprint's stock option plans and whether there is a connection between the WorldCom merger and any such amendment to those provisions are key contested issues in the litigation. They should be resolved there, not addressed in the context of a shareholder proposal.

The second part of the Proposal seeks disclosure of "all economic benefits, by category, e.g., present or former cash compensation, stock option grants/benefits, etc. that flowed to each senior executive officer or director of Sprint as a result of the shareholder vote on the WorldCom merger triggering the 'change of control' provisions." Roque Island would have you believe that this is a simple factual inquiry. Again, this is not the case.

None of the senior executive officers or directors received any cash compensation as a result of the shareholder vote triggering a "change of control" under their stock option agreements. Whether any senior executive officer or director received an "economic" benefit from the acceleration of options and how any such benefit should be measured are being vigorously contested by the parties in the litigation. By way of example, Sprint would want to reserve the right to take the position, in the litigation, that the following option holders received no economic benefit from the acceleration of their options:

- option holders who have not exercised any accelerated options;
- option holders who have exercised accelerated options and have not sold the stock obtained as a result; and
- option holders who have exercised accelerated options and have sold stock at a price less than the exercise price paid by the option holders.

In addition, many option holders already owned Sprint stock at the time they exercised their options. If they subsequently sold some, but not all of their shares of Sprint stock, how should it be determined whether they sold shares previously acquired or option shares acquired as a result of the accelerated vesting upon the deemed "change of control"? Whether the shares were deemed to be sold on a FIFO, LIFO or specific identification basis would result in widely different values as to the economic benefit received from the accelerated vesting.

These are only a small sample of the types of issues that are raised in trying to determine the "economic benefits" received by the option holders. Roque Island would lead you to believe that it is merely seeking historical factual information. As previously stated, whether any "economic benefit" was received, and, if so, the appropriate methodology for making that determination is being vigorously contested in the shareholder and derivative litigation and, among other things, will be a specific issue in the claim for damages in the derivative litigation and a specific issue in determining scienter in the shareholder litigation.

Roque Island's letter cited several letters in which the Staff declined to issue a no-action letter that would have permitted the issuer to exclude a shareholder proposal due to the mere existence of litigation that was tangentially related to the shareholder proposal. As illustrated below, the effect of the shareholder proposal on the conduct of the litigation in each of the cited no-action letters was remote at best and each of those no-action letters is readily distinguishable from the issues raised by the Proposal.

First, Roque Island cites no SEC no-action letters in which the proponent of the shareholder proposal is a member of the group on whose behalf the pending litigation has been brought. Nor has it cited any no-action letters in which the information sought by the shareholder proposal was the subject of discovery in pending litigation. In the Staff's response letter in *C.I. Mortgage Group* (publicly available March 13, 1981), it clearly stated that "it is inappropriate for shareholders involved in litigation with the issuer and its management to use Rule 14a-8 as a means of furthering that litigation." Here, the applicability of that principle alone is sufficient to support the conclusion that Roque Island's request should be excluded. Distinction of the no-action letters cited by Roque Island on an individual basis further supports that conclusion.

In *Marriott International* (publicly available March 19, 2002) the issuer merely cited ongoing litigation with the proponent and stated that the litigation was "related to the proposal" without elaboration.

In *Bristol-Myers Squibb Company* (publicly available December 29, 1999), the issuer was involved in litigation relating to alleged disparities in prices charged to different classes of consumers. The shareholder proposal, however, merely requested Bristol-Myers to develop a "policy of price restraint on pharmaceutical products for individual consumers and institutional purchasers . . . to keep drug prices at reasonable levels". Although the requested report and the litigation both dealt with some aspect of Bristol-Myers' pricing policies, the information in the report (i.e., means of keeping prices reasonable) was not the central issue of the litigation (i.e., whether the issuer had engaged in discriminatory pricing).

In *R.J. Reynolds Tobacco Holdings, Inc.* (publicly available March 7, 2000), the proposal requested the company to develop policies and procedures to ensure that its tobacco products were placed outside immediate access or where they could not be stolen. The supporting statement submitted by the proponent indicated that the purpose of the proposal was to decrease easy access by teenagers to tobacco products. R.J. Reynolds had instituted a civil action seeking to enjoin the implementation of regulations that would regulate certain retail sales practices (including the use of self-service displays) and asserted that complying with the proposal would affect its litigation strategy. However, R.J. Reynolds did not provide any support for its assertions as to how complying with the proposal would affect the manner in which it conducted the litigation or how it would affect its litigation strategy.

In *Philip Morris Companies, Inc.* (publicly available February 14, 2000), the proposal requested the issuer to prepare a report to address how the company intended to address the fact that its products cause ill-health among humans. Philip Morris simply stated that it was involved in personal injury litigation in which the plaintiffs claimed that cigarette smoking caused their illness. They then merely asserted that the preparation of the requested report would affect its ability to conduct the litigation without explaining how it would affect the conduct of the litigation.

In *Philip Morris Companies, Inc.* (publicly available February 22, 1999), the proposal merely requested advertising to be submitted to independent testing to ensure that it was not targeted to teenagers. Philip Morris argued that the proposal would interfere with its obligations to undertake efforts to reduce teen smoking under an *already agreed to settlement agreement*. In no way would the proposal affect the conduct of *ongoing litigation*. Moreover, Philip Morris did not provide any arguments as to how the implementation of the proposal would cause Philip Morris to breach its settlement obligations. At most, the proposal would have eliminated the use of certain advertisements that would have been permissible under the settlement agreement.

In contrast to the above no-action letters, Roque Island does acknowledge that the Staff has long taken the position in numerous no-action letters that a shareholder proposal is excludable if it involves the conduct of litigation or litigation strategy. However,

Roque Island takes an overly narrow view of the concept of what involves the conduct of litigation or litigation strategy, arguing that the proposal must require the registrant to divulge litigation strategy or to take affirmative action to concede a claim or defense in specific litigation. Roque Island also misconstrues the one no-action letter that is most analogous to the situation presented by the Proposal.

In *CBS, Inc.* (publicly available January 21, 1983), Accuracy in Media, Inc. ("AIM") submitted a proposal that ostensibly sought only to require the disclosure of an internal report prepared by a CBS employee at the request of his superior, which undertook a retrospective analysis of some of the procedures used in the production of the documentary. Nowhere in the no-action letter correspondence did CBS or the proponent state that the internal report was prepared in connection with the litigation. CBS asserted, and the Staff agreed, that since the substance of the AIM proposal (the disclosure of the information in the report) was the subject of a pending discovery request, and hence a specific issue in the case, it could be properly excluded because it involved the conduct of litigation.

In addition, the two issues raised by the Proposal and other related matters are being reviewed by a Special Litigation Committee of the Board of Directors formed in connection with the ongoing derivative litigation. In *CBS*, the shareholder proposal sought not only to compel disclosure of the internal report mentioned above, but also sought to require the Board of Directors to prepare a second report covering the same subject matter as the internal report. CBS successfully objected to the part of the proposal requesting the preparation of the second report on the basis that since the first report was a specific element in the litigation and therefore involved the conduct of litigation, a request for a second report based on the first report should be excluded on the same basis. The *Benihana* letter cited in our original letter further indicates that a shareholder proposal interfering with the functioning of a Special Litigation Committee is excludable as relating to the conduct of ordinary operations, since it involves the conduct of litigation. Requiring the Board of Directors to prepare and disseminate a report at this time that relates to key legal and factual issues that are being considered by the Special Litigation Committee would therefore also be excludable under the *CBS* no-action letter as being related to underlying matters that are excludable under the *Benihana* letter.

Furthermore, Roque Island is seeking disclosure not of basic facts, but instead of conclusions, including conclusions of law, as to the meaning of complicated facts. A discovery request, made in the context of the litigation, for the type of information the Proposal seeks would be objectionable on those grounds. To require Sprint to make litigation related responses to inquiries that would not be the proper subject of discovery interferes with the conduct of the ongoing litigation.

Finally, the Proposal not only interferes with the conduct of ongoing litigation (which by itself is grounds for excluding the Proposal), but it also interferes in Sprint's litigation strategy by potentially limiting Sprint's alternatives in how it defends itself against these key legal and factual issues in the ongoing litigation.

The proposal violates Kansas law and therefore Rule 14a-8(i)(1)

Included with our December 19, 2002 letter was a legal opinion from Kansas counsel expressing their opinion that the Proposal violates Kansas law as improperly infringing on the Board of Directors' managerial responsibilities.

In response, Roque Island cites three prior no-action letters, none of which are applicable to the Proposal or persuasive in arguing that the Proposal would be proper under Kansas law.

In *American Standard Companies* (publicly available March 18, 2002), the issuer did not raise the argument that the proposal violated applicable state law because it was worded as a requirement to prepare a report rather than as a request that the board prepare the report. Since Staff Legal Bulletin No. 14 specifically states that the Staff will not consider any argument not advanced by the issuer, this letter is irrelevant.

In *UAL Corporation* (publicly available March 16, 1992), the Staff clearly stated in their response letter that they viewed the proposal as merely accelerating the issuer's reporting obligation under the tender offer rules. Since Sprint does not have an affirmative obligation to disclose the information requested in the Proposal, this letter is clearly distinguishable from the Proposal.

In *Jackpot Enterprises, Inc.* (publicly available November 23, 1998), the proposal merely requested disclosure of discrete, uncontested information that did not require any significant effort or decision making on the part of the board of directors (i.e., the names of bidders and amounts offered) and therefore is also clearly distinguishable from the Proposal.

In several other letters, the Staff has permitted issuers to exclude proposals that would require a board of directors to prepare a report to the shareholders, unless the proponent recast the proposal to make it a request to prepare the report. See *Eastman Kodak Company* (available February 20, 1985); *Ford Motor Company* (publicly available April 11, 1985); and *Pacific Gas and Electric Company* (publicly available February 9, 1984). Based on the legal opinion of counsel provided to the Staff and the cited no-action letters, the Proposal as originally drafted is excludable under Rule 14a-8(i)(1). We are aware that Staff Legal Bulletin No. 14 provides that the Staff typically permits revisions to proposals in the nature proposed by Roque Island in their January 6, 2003 letter.

The Proposal is false and misleading and may be excluded under Rule 14a-8(i)(3)

We strongly take issue with the statement in Roque Island's January 6, 2003 letter that everything in the proposal is true and that Sprint is not contesting any of the facts in the Proposal. The Proposal and the supporting statement are riddled with inaccuracies. We clearly indicated in our December 19, 2002 letter that Sprint is contesting in the ongoing litigation the facts set forth in the Proposal. To require Sprint to debate those inaccuracies in this letter could, in and of itself, have an impact on Sprint's conduct of the litigation. Roque Island, however, has made specific materially inaccurate statements in its letter. Therefore, we feel compelled to respond in more detail.

The third recital clause of the proposed Resolution states that the vote for the proposed merger "possibly result[ed] in millions of dollars of economic benefits" to Sprint's senior executive officers and directors. There is no factual support for this assertion in the Proposal or the supporting statement.

Clause (a) of the proposed Resolution states that "the 'change of control' provisions in Sprint's compensation plans covering senior executive officers and directors were changed so that a 'change of control' was deemed to occur upon a shareholder vote in favor of a merger." This statement is misleading in suggesting that there was a causal link between a change in the compensation plans and the accelerated vesting of stock options. It is also misleading in suggesting that the "change of control" definition was different in plans covering senior executive officers and directors and in those covering other employees.

Clause (b) of the proposed Resolution is misleading in suggesting that senior executive officers and directors of Sprint received "cash compensation" as a result of the shareholder vote on the WorldCom merger.

The supporting statement states that "prior to the vote on the merger, the definition of 'change of control' in certain of Sprint's compensation programs benefiting senior executive officers and directors was changed so that a vote for a merger was deemed a "change in control" even though the merger itself never occurred." This is misleading in suggesting that the definition of "change of control" was changed shortly before the vote on the merger. As detailed above, stock option agreements under which stock options were issued to employees contained that definition of "change in control" for fourteen years prior to the vote on the merger. The statement is also misleading in suggesting that senior executive officers and directors benefited from a different "change in control" definition than that applicable to other employees. Finally, the statement is misleading in suggesting that the accelerated vesting of stock options upon the shareholder vote to approve the merger resulted from changes to the stock option plans.

The supporting statement states that "[a]s a result of this modification of the definition of 'change of control', Sprint's senior executives and directors may have received millions of dollars of benefits for a merger that never occurred." This statement is misleading in suggesting that the accelerated vesting of options occurred as a result of a modification of the definition of "change of control" in stock option plans. It is also misleading in suggesting, without factual support, that senior executives and directors may have received millions of dollars of benefits as a result.

The supporting statement states that Sprint's shareholders have lost billions of dollars of "capitalization in the past few years." This statement is misleading in suggesting a connection between the accelerated vesting of stock options and the loss of market capitalization.

The supporting statement states that "shareholders were not told of this change" (referring to the alleged change to the "change of control" provisions). This statement is misleading. As discussed above, the shareholders of Sprint were informed of the change in the 1987 proxy statement. In addition, the proxy statement for the vote on the WorldCom merger clearly informed shareholders that a vote in favor of the WorldCom merger would result in triggering the "change of control" provisions in the stock options.

The Proposal and the supporting statement each incorrectly state in the first line that the shareholder vote on the WorldCom merger took place in 2002: it occurred in 2000.

Moreover, the entire crux of the proposal is summed up in the last sentence of the supporting statement: "We believe Sprint PCS's shareholders are entitled to know when, why, and by who this change was made, *and* how much in economic benefits flowed from Sprint PCS to its senior executive officers *as a result*." [emphasis added] The Proposal and the supporting statement inextricably link the change in the definition of "change of control" and the resulting "benefits". In addition, since Roque Island is only permitted to submit one shareholder proposal under Rule 14a-8, the two parts of the Proposal must be interconnected, otherwise it would be two proposals. As a result, any attempt to correct the Proposal and the supporting statement by requiring Roque Island to merely delete any references to the allegation that the definition of "change of control" was amended would so alter the character of the Proposal that it would no longer be the same proposal. As such, the entire Proposal should be excluded as false and misleading.

Finally, despite protestations to the contrary in Roque Island's letter, the entire tenor of the Proposal and the supporting statement is carefully crafted to give the reader the impression that the senior executive officers and directors changed the definition of "change of control" shortly before the merger in order to improperly benefit themselves at the expense of the shareholders and that Roque Island is seeking to bring this alleged improper behavior to light. If Roque Island were merely seeking additional disclosure with respect to executive compensation received as a result of the vote on the WorldCom merger, it would have written the Proposal in a significantly different manner. The only reason for linking the proposal to the purported change in the definition of "change of control" is to create the impression of improper conduct. As we indicated in our prior letter, this clearly casts aspersions on the integrity of Sprint's management without any supporting factual basis and therefore is excludable under Note (b) to Rule 14a-9.

For all of the above reasons and those cited in our prior letter, we believe that Sprint may omit the Proposal from Sprint's 2003 Proxy Statement. We, therefore, hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from Sprint's 2003 Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Sprint's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 794-1513, or our outside counsel, John A. Granda of Stinson, Morrison Hecker LLP, at (816) 691-2600.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Claudia Toussaint

Enclosures

cc: Roque Island Gardner Homestead Corporation
John P.M. Higgins, Treasurer
45 Exchange Street, Suite 400
Portland, Maine 04101
(Via Facsimile 207-775-4289 and U.S. Mail)

IN THE CIRCUIT COURT OF JACKSON COUNTY, MISSOURI
AT KANSAS CITY

THE AMALGAMATED BANK, as Trustee for THE LONGVIEW COLLECTIVE INVESTMENT FUND Derivatively on Behalf of SPRINT CORPORATION, Plaintiff,	)	Case No. 00 CV 230077
v.	)	
RONALD T. LeMAY, et al. Defendants.	)	

DEFENDANTS' SUPPLEMENTAL RESPONSE
TO PLAINTIFF'S INTERROGATORY NO. 2

Pursuant to Mo. R. Civ. P. 57.01, defendants jointly supplement their responses to plaintiff's First Interrogatories, stating as follows:

INTERROGATORY NO. 2:

State when the current definition of "Change of Control" as used in Sprint's Executive Long-Term Incentive Plan and/or Long-Term Incentive Plan was adopted.

RESPONSE TO INTERROGATORY NO. 2:

See General Objections previously set forth by defendants in response to plaintiff's first set of interrogatories. Subject to and without waiving these objections, Sprint's "Executive Long-Term Incentive Plan" is not relevant to this action because it did not contain provisions for options that vested upon a stockholders' vote to approve a merger, and defendants therefore object to this and the other interrogatories that inquire about that plan as seeking information that is irrelevant and not likely to lead to the discovery of admissible evidence. The stock option plans, as amended, that are relevant to this action are the 1990 Stock Option Plan (the "1990 Plan"), the 1997 Long-Term Stock Incentive Program (the "1997 Omnibus Program"), and the Management Incentive Stock Option Plan ("MISOP") which included stock options granted under the Long-Term Incentive Plan ("LTIP"). The documents and/or business records containing the information sought by this interrogatory with respect to the listed stock option plans has been produced. Pursuant to Mo. R. Civ. P. 57.01(d), defendants direct plaintiff to Sprint Corporation's stock option plan documents for its response to this interrogatory.

Answering further, on or about April 21, 1986, the Compensation Committee (the "Committee") of the Board of Directors of United Telecommunications, Inc. (now Sprint Corporation), approved, among other things, an amendment to all then-outstanding stock option agreements with stock option holders. The amendment provided that stock options would become exercisable immediately in the event of a "Change in Control," and stated that a Change in Control would be deemed to occur, among other things, if "Shareholders of United approve a merger, consolidation, liquidation or dissolution of United or a sale of all or substantially all of the assets of United."

The amendments enacted by the Committee on or about April 21, 1986, including the provision that a Change in Control would be deemed to occur, among other things, upon a stockholder vote approving a merger, were disclosed to the public, the United States Securities and Exchange Commission ("SEC"), and the Company's stockholders in the Company's next annual meeting proxy statement, issued on March 12, 1987, in which the Company stated:

> Generally, 25% of the total number of shares subject to an option become exercisable one year from date of grant and 25% on each of the three succeeding anniversaries; however, if there is a change of control of United, outstanding options become immediately exercisable. A change of control is deemed to occur if . . . the Stockholders approve a merger, liquidation or a sale of all the assets of United.

After the amendments adopted on or about April 21, 1986, and until on or about February 11, 1994, the provision that unvested stock options would become immediately exercisable upon a Change in Control, including stockholder approval of a merger, was set forth in the text of individual stock option agreements between the Company and its employees. These agreements generally provided:

> A "change in control" of the Corporation shall be deemed to have occurred if: . . . the shareholders approve certain business combinations: shareholders of the Corporation approve a merger, consolidation, liquidation or dissolution of the Corporation or a sale of all or substantially all of the assets of the Corporation.

From on or about February 11, 1994 until on or about February 12, 1996, this definition, along with, among other things, the provision that unvested stock options would become immediately exercisable upon a Change in Control, was set forth in "Terms and Conditions" sheets that were attached and incorporated into individual stock option agreements between the Company and its employees. From on or about February 12, 1996 until on or about August 12, 1997, individual stock option agreements between the Company and its employees attached and incorporated "Standard Terms and Conditions" sheets, which stated, among other things, that unvested options would become immediately exercisable upon a Change in Control, and defined a "Change in Control" to occur, among other things, if:

> the shareholders of the Corporation approve a merger, a consolidation, a liquidation or dissolution of the Corporation, or a sale of all or substantially all of the assets of the Corporation.

On or about August 12, 1997, the Organization, Compensation and Nominating Committee (the successor to the Compensation Committee) recommended to the Board of Directors, and the Board of Directors approved, an administrative restatement of the Company's 1990 Stock Option Plan. As one part of this administrative restatement, which among other things incorporated numerous definitions into the text of the 1990 Stock Option Plan, several of which previously had been set forth in the individual stock option agreements and Terms and Conditions sheets, the definition of Change in Control was incorporated into the text of the 1990 Stock Option Plan:

> "Change in Control" means the occurrence of any of the following events . . . the Company's shareholders approve a merger or consolidation in which the Company is not the surviving entity, or a liquidation or dissolution of the Company, or a sale of all or substantially all of the Company's assets . . . .

At the Committee meeting held on or about August 12, 1997, the Committee also recommended to the Board of Directors, and the Board of Directors approved, a resolution increasing the stock ownership threshold for Deutsche Telekom and/or France Telecom to trigger a Change in Control from 20 percent to 35 percent of the voting power of Sprint's outstanding shares. The restated 1990 Stock Option Plan was attached or incorporated into the following SEC filings, available to the public, as an exhibit:

- November 10, 1997: Third Quarter 1997 Form 10-Q quarterly report, ex. 10(b)
- February 18, 1998: Form S-8 registration statement, ex. 99
- March 5, 1998: 1997 Form 10-K annual report, ex. 10(i)
- March 9, 1999: 1998 Form 10-K annual report, ex. 10(k)
- August 16, 1999: Second Quarter 1999 Form 10-Q quarterly report, ex. 10(b)
- November 15, 1999: Third Quarter 1999 Form 10-Q quarterly report, ex. 10(e)
- March 23, 2000: 1999 Form 10-K annual report, ex. 10(g).

On or about October 13, 1998, the Committee recommended to the Board of Directors, and the Board of Directors approved, an amendment to the Management Incentive Stock Option Plan, to provide for accelerated vesting upon a Change in Control of Long-Term Incentive Plan benefits that had been issued by the Committee in the form of MISOP stock options, in lieu of other LTIP benefits. The amendment incorporated the definition of "Change in Control" set forth in the 1990 Stock Option Plan. This amendment was part of an effort to make various equity-based incentive plans offered by the Company consistent with regard to the vesting of benefits upon an employee's death, disability, normal retirement, early retirement, and change in control. The MISOP, including the amendments adopted on or about October 13, 1998, was attached or incorporated into the following SEC filings, available to the public, as an exhibit:

- March 5, 1999: 1998 Form 10-K annual report, ex. 10(n)
- August 16, 1999: Second Quarter 1999 Form 10-Q quarterly report, ex. 10(c)
- March 23, 2000: 1999 Form 10-K annual report, ex. 10(j).

In addition to the foregoing public filings, Sprint also disclosed in two separate proxy statements that a stockholder vote in favor of the WorldCom merger would constitute a change in control and cause outstanding unvested stock options to become exercisable immediately. The Proxy Statement/Prospectus for the Special Meeting to Consider the Merger of Sprint and MCI WorldCom, publicly filed by Sprint with the SEC and dated March 9, 2000, stated "[a] change in control is deemed to occur if . . . Sprint's stockholders approve a merger in which Sprint is not the surviving entity." The Merger Proxy also explained:

> [O]ptions to acquire Sprint common stock held by Sprint directors and executive officers will automatically vest at the time of the Sprint special meeting, unless otherwise agreed to by the individual directors and officers.

In addition, the Merger Proxy stated:

> Most of Sprint's stock option plans provide that options outstanding for a year at the time of the Sprint special meeting will become fully vested, if not previously vested, and exercisable upon the adoption by the Sprint stockholders of the merger agreement, although some options held by directors of Sprint would not become fully vested and exercisable until completion of the merger. As of December 31, 1999, options to purchase 10,313,124 shares of Sprint series 1 FON common stock and 5,725,158 shares of Sprint series 1 PCS common stock held by directors and executive officers would vest early upon the adoption by the Sprint stockholders of the merger agreement, unless otherwise agreed to by the individual directors and executive officers.

Sprint's proxy statement for the Company's 2000 annual meeting, which was issued to stockholders and publicly filed with the SEC on April 26, 2000, also disclosed that a Change in Control would be deemed to occur upon stockholder approval of a merger :

> [I]f an option has been outstanding for at least one year, vesting is accelerated upon a change in control . . . . A change in control is deemed to occur if . . . Sprint's Stockholders approve a merger in which Sprint is not the surviving entity, including Sprint's proposed merger with MCI WorldCom.

Individual stock option agreements entered beginning on or about January 3, 2000 between the Company and employees covering stock options issued under the 1990 Stock Option Plan and LTIP options issued under the MISOP provided:

> For purposes of these grants, a "Change in Control" shall (a) not include any transactions or events arising from the Merger Agreement as described in the Agreement and Plan of Merger dated October 4, 1999, between Sprint and MCI WorldCom, Inc. and (b) with respect to a Change in Control caused by shareholder approval of any other consolidation or merger in which Sprint is not the surviving entity or a sale of all or substantially all Sprint's assets, the Change in Control will not take place until the closing of any such transaction.

On or about February 13, 2001, the Committee recommended for approval by the Board of Directors, and the Board of Directors approved, an amendment to the 1990 Stock Option Plan to provide:

> "Change in Control" means the occurrence of any of the following events . . . a merger or consolidation in which the Company is not the surviving entity, or a liquidation or dissolution of the Company, or a sale of all or substantially all of the Company's assets . . . .

Because the Change in Control definition set forth in the 1990 Stock Option Plan is incorporated by reference into the MISOP, the amendment to that definition adopted on or about February 13, 2001 also applied to LTIP stock options granted under the terms of the MISOP.

The Change in Control definition that was adopted on or about February 13, 2001 was disclosed to the public, the SEC, and Sprint's stockholders in the Company's next annual meeting proxy, issued on March 16, 2001, which stated:

> [I]f an option has been outstanding for at least one year, vesting is accelerated upon a change in control . . . . A change in control is deemed to occur if . . . there is a merger in which Sprint is not the surviving entity.

In addition, the text of the 1990 Stock Option Plan, as amended on or about February 13, 2001, has been attached to SEC filings by Sprint, including, among others, the Company's 2000 Form 10-K annual report, as ex. 10(g), which was publicly filed with the SEC on March 13, 2001, and incorporated as ex. 10(a) to the Company's First Quarter 2001 Form 10-Q quarterly report, publicly filed with the SEC on May 15, 2001.

R. LAWRENCE WARD Mo #17343
RUSSELL S. JONES, JR. Mo #30814
SHUGHART THOMSON & KILROY, P.C.
120 W. 12th St., Suite 1700
Kansas City, MO 64105
Telephone: (816) 421-3355; Fax (816) 374-0509

ATTORNEYS FOR OFFICER DEFENDANTS

Christina M. Tchen
Eric Gorman
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 W. Wacker Drive, Suite 2100
Chicago IL 60606

Mark Thornhill
Spencer Fane Britt & Browne
1000 Walnut, Suite 1400
Kansas City MO 64106-2140

ATTORNEYS FOR DEFENDANTS AUSLEY, BATTS, ESREY, HOCKADAY, HOOK, LeMAY, LORIMER AND SMITH

J. Emmett Logan
Morrison & Hecker
2600 Grand Boulevard
Kansas City MO 64108

ATTORNEYS FOR SPRINT CORPORATION

ACKNOWLEDGMENT

The undersigned states that he is authorized to execute answers to the foregoing Interrogatories on behalf of nominal defendant Sprint Corporation, that he has read the foregoing interrogatories and answers thereto, and that the answers set forth above are true and accurate to the best of the undersigned's knowledge and belief.

SPRINT CORPORATION

by: [signature] Senior Attorney

Subscribed and sworn to before me, a Notary Public in and for the State of Kansas, this 30th day of April, 2002.

[signature]
NOTARY PUBLIC

JOHANNA DICKMAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. Feb 7, 2005

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the above and foregoing was transmitted via first class mail, postage prepaid, this 1st day of May, 2002, to:

R. Frederick Walters, Esq.
Walters, Bender, Strohbehn & Vaughn, P.C.
2500 City Center Square
1100 Main Street
Kansas City, MO 64105
(816) 421-4747
fwalters@wbsvlaw.com

Randall Baron
Milberg, Weiss, Bershad, Hynes & Lerach, LLP
600 West Broadway, Suite 1800
San Diego CA 92101
(619) 231-7423
randyb@mwbhl.com

ATTORNEYS FOR PLAINTIFF

and, via email and first class mail, to:

Forest W. Hanna
Special Master
12403 Baltimore Court
Kansas City, MO 64145
foresthanna@earthlink.com

Bonnie J. Davis

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the above and foregoing was transmitted via facsimile and electronic mail this 26th day of April, 2002, to:

R. Frederick Walters, Esq.
Walters, Bender, Strohbehn & Vaughn, P.C.
2500 City Center Square
1100 Main Street
Kansas City, MO 64105
(816) 421-4747
fwalters@wbsvlaw.com

Randall Baron
Milberg, Weiss, Bershad, Hynes & Lerach, LLP
600 West Broadway, Suite 1800
San Diego CA 92101
(619) 231-7423
randyb@mwbhl.com

ATTORNEYS FOR PLAINTIFF

and, via email and first class mail, to:

Forest W. Hanna
Special Master
12403 Baltimore Court
Kansas City, MO 64145
foresthanna@earthlink.com

Attorneys for Defendant Officers

G &E

GRANT & EISENHOFER, P.A.

SUITE 2100
1201 NORTH MARKET STREET
WILMINGTON, DELAWARE 19801-2599
(302) 622-7000 • FAX: (302) 622-7100
www.gelaw.com

JAY W. EISENHOFER
STUART M. GRANT
MEGAN D. MCINTYRE
GEOFFREY C. JARVIS

DENISE T. DIPERSIO
ABBOTT A. LEBAN
DIANE T. ZILKA **

KURT N. SCHACHT †
OF COUNSEL

MICHAEL J. BARRY ††
CHRISTINE S. BULMAN
CYNTHIA A. CALDER
RICHARD M. DONALDSON *
C. KIRBY HAPPER ***
JOHN C. KAIRIS
SIDNEY S. LIEBESMAN
JAMES P. MCEVILLY, III *
KEVIN K. O'BRIEN ****
MARLON Q. PAZ
MICHELLE N. PETERSON *
DMITRY PILIPIS
LAUREN E. WAGNER †††

* ADMITTED IN NJ & PA ONLY
** ADMITTED IN NY & PA ONLY
*** ADMITTED IN NC & NY ONLY
**** ADMITTED IN PA ONLY
† ADMITTED IN OH & WI ONLY
†† ADMITTED IN MA, NJ & PA ONLY
††† ADMITTED IN AL & GA ONLY

January 23, 2003

DIRECT DIAL: (302) 622-7050

VIA TELECOPY AND OVERNIGHT MAIL

Paula Dubberly, Esq.
Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

RECEIVED
2003 JAN 28 AM 9:06
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: **Shareholder proposal submitted by Roque Island Gardner Homestead Corporation to Sprint Corporation**

Dear Ms. Dubberly:

We are in receipt of Sprint Corporation's letter dated January 17, 2003, in further support of its intent to exclude Roque Island's proposal from its proxy materials. We intend to provide the Commission with a response to Sprint's supplemental letter by February 3, 2003, and respectfully request that the Commission not respond to Sprint's request for a no action letter until after receiving our submission.

Sincerely,

Jay W. Eisenhofer

JWE/ljh

cc: Claudia S. Toussaint (via telecopy and first class mail)
Assistant Vice President
Law, Corporate Governance
Sprint Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

G &E

GRANT & EISENHOFER, P.A.

SUITE 2100
1201 NORTH MARKET STREET
WILMINGTON, DELAWARE 19801-2599
(302) 622-7000 • FAX: (302) 622-7100
www.gelaw.com

JAY W. EISENHOFER
STUART M. GRANT
MEGAN D. MCINTYRE
GEOFFREY C. JARVIS

DENISE T. DIPERSIO
ABBOTT A. LEBAN
DIANE T. ZILKA **

KURT N. SCHACHT †
OF COUNSEL

MICHAEL J. BARRY ††
CHRISTINE S. BULMAN
CYNTHIA A. CALDER
RICHARD M. DONALDSON *
C. KIRBY HAPPER ***
JOHN C. KAIRIS
SIDNEY S. LIEBESMAN
JAMES P. MCEVILLY, III *
KEVIN K. O'BRIEN ****
MARLON Q. PAZ
MICHELLE N. PETERSON *
DMITRY PILIPIS
LAUREN E. WAGNER †††

* ADMITTED IN NJ & PA ONLY
** ADMITTED IN NY & PA ONLY
*** ADMITTED IN NC & NY ONLY
**** ADMITTED IN PA ONLY
† ADMITTED IN OH & WI ONLY
†† ADMITTED IN MA, NJ & PA ONLY
††† ADMITTED IN AL & GA ONLY

DIRECT DIAL: (302) 622-7050

February 5, 2003

VIA TELECOPY AND OVERNIGHT MAIL

Paula Dubberly, Esq.
Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Shareholder Proposal Submitted by Roque Island Gardner Homestead Corporation to Sprint Corporation

Dear Ms. Dubberly:

This will respond to the letter dated January 17, 2003, sent by Sprint Corporation ("Sprint" or the "Company") in further support of its position that the shareholder proposal submitted by Roque Island Gardner Homestead Corporation ("Roque Island") may be excluded from the Company's 2003 proxy statement pursuant to Rules 14a-8(i)(7), 14a-8(i)(1), and 14a-8(i)(3).

Sprint's letter is telling for what it ignores – the fact that Roque Island's proposal addresses a matter that the Division of Corporate Finance of the Securities and Exchange Commission (the "Division") consistently has viewed as being a proper subject matter for shareholder resolutions: executive compensation. Rather than addressing the issue of executive compensation *at all*, Sprint renews its argument that the proposal should be excluded due to the existence of pending litigation and because the proposal is somehow "false and misleading." Neither argument provides any basis for excluding Roque Island's proposal.

First, Sprint's proposal does not fall within the "ordinary business" of the corporation simply because its subject matter – *i.e.*, compensation paid pursuant to senior executives pursuant to the "change in control" provisions in the Company's compensation plans – is also the subject matter of pending litigation. As explained in detail in our letter to the Division dated January 6, 2003, the

Division consistently has taken the view that in order for a shareholder proposal to be excluded as relating to litigation, it must directly affect the Company's litigation strategy. *Philip Morris Companies, Inc.* (publicly available Feb. 14, 2000); *R.J. Reynolds Tobacco Holdings, Inc.*, (publicly available March 7, 2000); *Philip Morris Companies, Inc.* (publicly available Feb. 22, 1999). Here, despite Sprint's rhetoric, the simple disclosure of what senior executives received pursuant to the "change in control" provisions does not, and cannot, affect the litigation strategy of the Company in the pending class action.

The information sought by Roque Island's proposal is not nearly as complex as the Company would have the Division believe and does not involve the disclosure of strategic issues. Either senior executives of the Company received an economic benefit derived from the "change in control" provisions as a result of the shareholder vote in favor of the merger with WorldCom, or they did not. While Sprint is free to contest the legal claims asserted in the pending class action, its decisions in that litigation does not change the underlying facts. And if senior executives received economic benefits as a result of the shareholder vote, whether in the form of cash payments or the accelerated vesting of options, the shareholders should be entitled to know that information. However the Company chooses to address the legal claims arising from whatever payments were or were not made is irrelevant.

Sprint argues that "Roque Island cites no SEC no-action letters in which the proponent of the shareholder proposal is a member of the group on whose behalf the pending litigation has been brought." Sprint is wrong. By definition, every public shareholder typically is a "member" of any shareholder class actions brought against the registrant. Yet the mere existence of a pending class action provides no reason to exclude shareholder proposals from the registrant's proxy materials. Indeed, there has been no allegation that Roque Island is actively involved in any way with the pending class action that forms the basis of Sprint's arguments here. Further, despite Sprint's representation, the SEC has in fact *rejected* the argument that a proposal improperly related to litigation when the proponent itself was in active litigation with the registrant. In *Marriott International, Inc.* (publicly available Mar. 19, 2002) (cited in our letter of January 6 at 4), the Division rejected the registrant's argument that a proposal that urged the adoption of certain labor policies improperly related to ongoing litigation *between the proponent and the registrant* before the National Labor Relations Board. *Marriott International* demonstrates the Division's historical position that if the subject matter of a proposal is appropriate for shareholder action, the proposal should not be excluded merely because it is also the subject matter of pending litigation – even if the proponent is involved in that litigation.

Sprint argues that it cannot provide the requested disclosures without somehow compromising its litigation position. Nothing could be further from the truth. In fact, the interrogatory response attached to Sprint's January 17 letter illustrates this point. In Defendants'

Supplemental Response to Plaintiff's Interrogatory No. 2, Sprint purports to explain the evolution of the definition of "change in control" in the Company's various compensation plans. It has disclosed this information in that litigation and, accordingly, disclosing this information to the shareholders as a whole in response to Roque Island's proposal could not "compromise" any litigation tactics of the Company. Further, Sprint has admitted that, at the time of the shareholder vote in favor of the merger with WorldCom, the "change in control" provisions in various of the company's incentive option plans defined the term as including a shareholder vote in favor of a change in control. Accordingly, it cannot be said that disclosing what benefits flowed to senior executives of the Company pursuant to these provisions could somehow hinder Sprint's ability to defend itself in that litigation.

Second, Roque Island's shareholder proposal is neither false nor misleading. As explained in detail in our letter dated January 6, 2003, the Company's Proxy Statement filed on March 10, 1998, represented that Sprint's compensation plans defined a "change in control" as occurring "if someone acquires 20% or more of the outstanding stock of Sprint or if there is a change of a majority of the Directors within a two-year period." It is not disputed that this definition changed sometime before the Company filed its Form 10-K for the year ended December 31, 1998 (filed March 5, 1999), attaching Sprint Corporation's 1990 Stock Option Plan wherein the term "change in control" was defined to include a shareholder vote in favor of a change in control. Sprint's letter of January 17, 2003, does nothing to refute this point. In fact, the only way Sprint could argue that the definition of "change in control" has remained a constant would be to admit that the statements in the Company's March 1998 Proxy Statement were materially false. Sprint has not made any such concession.

Finally, Sprint also renews its argument that the proposal, as drafted, is inappropriate under Kansas law because it mandates disclosure. As discussed in our January 6 letter on the subject, Roque Island respectfully disagrees that a proposal requiring disclosure on an issue that is the proper subject for shareholder action violates Rule 14a-8(i)(1) simply because of the mandatory nature of the language. *See UAL Corporation* (publicly available March 16, 1992). Nevertheless, Sprint admits that Roque Island's proposal would not be objectionable under Rule 14a-8(i)(1) if it was rephrased as a request. Roque Island already has expressed its willingness to rephrase the proposal to address any concerns the Division may have in this regard.

At bottom, Roque Island's proposal requests the disclosure of certain compensation paid to senior executives of the Company. Sprint does not deny that such compensation was paid, and does not deny that executive compensation is a proper subject matter for shareholder resolutions. For these reasons, and for the reasons more fully set forth in our letter dated January 6, 2003, Sprint's request for a no-action letter should be denied.

Sincerely,

Jay W. Eisenhofer

cc: Claudia S. Toussaint
Assistant Vice President
Law, Corporate Governance
Sprint Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
(Via telecopy and first class mail)

Sprint

Claudia S. Toussaint
Assistant Vice President -
Law, Corporate Governance

KSOPHF0302-3B679 Eisenhower A
6200 Sprint Parkway
Overland Park, KS 66251
Voice 913 794 1513
Fax 913 523 9825
claudia.toussaint@mail.sprint.com

February 6, 2003

VIA FACSIMILE (202-942-9525) AND FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8(i)(1)
(i)(3)
(i)(7)

Ladies and Gentlemen:

We are responding to the February 5, 2003 letter from Roque Island Gardner Homestead Corporation ("Roque Island") which continues to argue that its shareholder proposal (the "Proposal") is not excludable under paragraphs (1), (3) or (7) of Rule 14a-8(i) of the Securities Exchange Act of 1934.

Their initial argument that the Proposal must be included simply because it relates to executive compensation is a red herring. As Roque Island is well aware, Rule 14a-8(i) provides 13 *distinct and independent* grounds for excluding shareholder proposals. It is irrelevant whether the Proposal might otherwise be a proper subject for a shareholder proposal if any one of the grounds for excluding the Proposal is present.

Roque Island continues to assert that it is only seeking disclosure of simple, historical, factual information. However, its complete failure to address any of the multiple points raised in our prior letter as to why the requested information is anything but simple or factual clearly indicates that there is no substantive basis for its position. Nor does Roque Island attempt to address any of the points raised by us as to the centrality of these issues to the ongoing litigation, their effect on the discovery process and the specifically identified ways that the Proposal would affect the conduct of the litigation and Sprint's strategy in that litigation.

It is important to note that in the *Marriott International* letter cited by Roque Island, Marriott did not claim that the shareholder proposal would interfere in the conduct of its litigation with an affiliate of the proponent or with its litigation strategy in that case. Marriott merely mentioned in a footnote that the existence of such litigation alone was grounds for excluding the proposal. However, Marriott did not raise the argument any where else in the no-action letter request, nor did they request the staff to exclude the proposal on that basis. In contrast, Roque Island's Proposal directly involves central legal and factual issues specifically raised in litigation prosecuted on behalf of a group that includes Roque Island (whether or not it is actively participating in the litigation) and complying with the Proposal would adversely affect Sprint's conduct of that litigation, including its strategy, as discussed in detail in our prior letters. However, even if the litigation were not being prosecuted on behalf of Roque Island, the no-action letters cited and the arguments made in our prior letters would still support excluding the Proposal under Rule 14a-8(i)(7).

The mere fact that Sprint has responded to interrogatories in the ongoing litigation with respect to the history of the change in control provision is not dispositive of whether complying with the Proposal would adversely affect Sprint's conduct of the litigation, including its litigation strategy. Roque Island seeks disclosure of "when" the definition of change in control was changed and the "economic benefits" that were received as a result of that change. Both of these requests are an integral part of the Proposal. Roque Island largely ignores the discussion in our prior letter as to the complexity of the legal and factual issues involved in valuing any "economic benefits", its centrality to the ongoing litigation and the impropriety of such a broadly worded request in discovery proceedings. With respect to the first part of the Proposal, Roque Island is not seeking a mere history of the operative language in Sprint's stock options, rather it seeks to force Sprint to report "when" the definition changed. Sprint's answers to the interrogatories supplied with our January 17, 2003 letter support its position that no substantive change in the definition of change in control has occurred since 1987 with the limited exceptions explained in the interrogatories enclosed with our prior letter. However, despite having this information the plaintiffs in the litigation, and Roque Island in its letters, continue to insist that a change in the definition did occur shortly before the vote on the WorldCom merger. This dispute will continue to be a central issue in the litigation and should be resolved in the context of the litigation and not in a debate over a shareholder proposal.

In our prior letters we identified numerous false and misleading statements that are contained in the Proposal and the supporting statement. Roque Island has not responded in any way as to why those specific statements are not false or misleading. Instead, it continues to inaccurately assert that "it is not disputed that [the definition of 'change in control'] was changed sometime before the Company filed its Form 10-K for the year ended December 31, 1998." Our January 17, 2003 letter and the attachment thereto went into extensive detail as to Sprint's disagreement with that statement.

Sprint also strongly objects to the position taken by Roque Island that "the only way to argue that the definition of change of control has remained constant would be to admit that the statement in the Company's March 1998 Proxy Statement was materially false." The referenced statement did not purport to be an exhaustive definition of the circumstances constituting a change in control. Instead, the March 1998 Proxy Statement contained a general summary of the material terms of Sprint's stock option plans. The summary in the March 1998 proxy statement did provide shareholders with the information with respect to the definition of change in control that was material to a voting decision at that time—it summarized those events that could trigger a change in control without specific shareholder approval (i.e., an acquisition of 20% of Sprint's outstanding stock or a change in a majority of the board of directors over a two year period). Since the third change in control event could only be triggered by a shareholder vote and would be disclosed to shareholders at the time they were voting on the transaction, that prong of the definition was not material to investors absent a pending merger transaction. The proxy statement for the WorldCom merger fully disclosed to the shareholders the effect that a vote in favor of the merger would have on the vesting of the stock options.

We believe that our prior letters adequately state our position with respect to Rule 14a-8(i)(1).

For all of the above reasons and those cited in our prior letters, we believe that Sprint may omit the Proposal from Sprint's 2003 Proxy Statement. We, therefore, hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from Sprint's 2003 Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of Sprint's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. If you have any questions regarding any aspect of this request, please feel free to call the undersigned, collect, at (913) 794-1513, or our outside counsel, John A. Granda of Stinson, Morrison Hecker LLP, at (816) 691-2600.

Please acknowledge receipt of this letter and its enclosures by stamping the receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Claudia Toussaint

Enclosures

cc: Roque Island Gardner Homestead Corporation
John P.M. Higgins, Treasurer
45 Exchange Street, Suite 400
Portland, Maine 04101
(Via facsimile 207-775-4289 and US Mail)

G &E

GRANT & EISENHOFER, P.A.

SUITE 2100
1201 NORTH MARKET STREET
WILMINGTON, DELAWARE 19801-2599
(302) 622-7000 • FAX: (302) 622-7100
www.gelaw.com

JAY W. EISENHOFER
STUART M. GRANT
MEGAN D. MCINTYRE
GEOFFREY C. JARVIS

DENISE T. DIPERSIO
ABBOTT A. LEBAN
DIANE T. ZILKA **

KURT N. SCHACHT †
OF COUNSEL

MICHAEL J. BARRY ††
CHRISTINE S. BULMAN
CYNTHIA A. CALDER
RICHARD M. DONALDSON *
C. KIRBY HAPPER ***
JOHN C. KAIRIS
SIDNEY S. LIEBESMAN
JAMES P. MCEVILLY, III *
KEVIN K. O'BRIEN ****
MARLON Q. PAZ
MICHELLE N. PETERSON *
DMITRY PILIPIS
LAUREN E. WAGNER †††

* ADMITTED IN NJ & PA ONLY
** ADMITTED IN NY & PA ONLY
*** ADMITTED IN NC & NY ONLY
**** ADMITTED IN PA ONLY
† ADMITTED IN OH & WI ONLY
†† ADMITTED IN MA, NJ & PA ONLY
††† ADMITTED IN AL & GA ONLY

February 10, 2003

DIRECT DIAL: (302) 622-7050

VIA TELECOPY AND OVERNIGHT MAIL

Paula Dubberly, Esq.
Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Shareholder Proposal Submitted by Roque Island Gardner Homestead Corporation to Sprint Corporation

Dear Ms. Dubberly:

This will respond to the letter dated February 6, 2003, sent by Sprint Corporation ("Sprint" or the "Company") in further support of its position that the shareholder proposal submitted by Roque Island Gardner Homestead Corporation ("Roque Island") may be excluded from the Company's 2003 proxy statement pursuant to Rules 14a-8(i)(7), 14a-8(i)(1), and 14a-8(i)(3).

Sprint's latest letter, like its original epic on the subject, attempts to make the issue far more complex than it actually is. For some reason, Sprint refuses to explain what compensation its senior executives received pursuant to the "change in control" provisions of the Company's compensation plans as a result of the shareholder vote in favor of the proposed merger with WorldCom. Despite Sprint's rhetoric, whether Sprint's senior executives received such compensation, and if so in what amount, is a straightforward question that *does not and cannot compromise* any valid "litigation strategy" of the Company.

Sprint continues its mantra that this requested information "involves central legal and factual issues." Sprint's argument in this regard completely misses the point. Regardless of whether the issue of executive compensation is a "central factual issue" in pending litigation, the shareholders are still entitled to know what compensation was paid to senior executives of the Company. If such compensation was paid, it was paid in the past, it already happened, and the disclosure of this information *cannot affect the litigation strategy* of the Company, unless the Company's litigation "strategy" is to actively conceal from the shareholders the past payment of executive compensation. Roque Island submits that if this is, in fact, the Company's objective, it is directly at odds with the directors' fiduciary duties to the shareholders and is completely contrary to the SEC rules, the central purpose of which is to encourage complete and accurate disclosure of material factual financial information of registered companies.

Further, the proposal is *not* "false and misleading," regardless of the spin Sprint attributes to it. To put Sprint's argument to bed, once and for all, the following sets forth the factual averments that actually appear in Roque Island's shareholder proposal, and challenges Sprint to demonstrate which *factual averment* is incorrect:

Shareholder Resolution

1. *[O]n April 28, 2002 in accordance with the recommendation of Sprint's Board of Directors, Sprint shareholders voted to approve the acquisition of Sprint by WorldCom via a merger.*

Sprint submits that the date is incorrect, but does not challenge the substance of this averment.

2. *[T]he proposed merger never took place, due in part to the opposition of the United States Department of Justice.*

Again, Sprint does not, and cannot challenge this averment. In truth, the shareholders voted in favor of a merger with WorldCom, the Department of Justice opposed the merger, and the merger never took place.

3. *[N]evertheless, the vote in favor of the proposed merger, as opposed to the merger itself, triggered the 'change in control' provisions in certain of Sprint's compensation plans, possibly resulting in millions of dollars of economic benefits to Sprint's senior executive officers and directors.*

This is the last factual averment in the resolution itself and, again, *Sprint does not challenge the truth of this averment.* Importantly, Sprint *admits* that the Company's compensation plans included a definition of "change in control" that defined the term as including a shareholder vote in favor of a transaction that would result in a change in control.

Further, this averment *does not allege that any senior executive or director, in fact, ever received any economic benefit* pursuant to the "change in control" provisions. Instead, the resolution says that certain senior executives or directors "possibly" received substantial economic benefits. In its previous letters to the Division, Sprint has challenged the quantification of these benefits, arguing that it would be "difficult" to calculate a dollar amount, *but Sprint has not suggested that no economic benefits in fact flowed to senior executives or directors of the Company pursuant to these "change in control" provisions.*

Accordingly, there are absolutely no "false or misleading" statements contained in the resolution itself.

Supporting Statement

1. *In the Spring of 2002, Sprint's Board recommended that Sprint's shareholders vote in favor of a proposed merger of Sprint and WorldCom. Sprint's shareholders followed this recommendation. However, the Justice Department objected to the merger and it was abandoned.*

Again, Sprint points out that the date quoted is incorrect. Other than this typographical error, however, Sprint does not challenge the truth of this averment.

2. *However, prior to the vote on the merger, the definition of 'change in control' in certain of Sprint's compensation programs benefitting senior executive officers and directors was changed so that a vote in favor of a merger was deemed a 'change in control' even though the merger itself never occurred. Sprint's shareholders were not told of this change.*

This averment appears to be the source of Sprint's complaint, but upon close inspection, it is clear that this averment is neither false nor misleading. And to the extent that the Division disagrees, this averment may be modified to address any of the Division's concerns.

First, as has become apparent in the flurry of correspondence on this subject, at the time of the shareholder vote in favor of the merger with WorldCom, Sprint's compensation plans, in fact, contained a definition of "change in control" that included a shareholder vote in favor of a transaction that would effect a change in control. Sprint does not challenge this point, but challenges *when* this change was made.

In point of fact, it does not matter *when* the "change in control" provisions were amended, or even *whether* a "change" in fact occurred. What is important is the fact that at the time of the vote in favor of the merger the "change in control" provisions may have been triggered simply by virtue of that vote.

In its latest letter to the Division, Sprint explains that the definition of "change in control" that appeared in the Company's 1998 proxy statement "did not purport to be an exhaustive definition of the circumstances constituting a change in control." This new revelation, made almost five years after the proxy statement was issued, at the very least, is an understandable source of confusion to the shareholders. The fact that Sprint's explanation comes five years later does not render Roque Island's proposal, drafted without the benefit of Sprint's purported explanation, "misleading." To the contrary, Sprint should willingly disclose this information to the rest of the Company's shareholders.

In short, there is nothing "false or misleading" about the factual averment that Sprint's compensation plans contained a definition of "change in control" that included a shareholder vote in favor of a transaction that would effect a change in control. To the extent that any statements could be considered "misleading" as a result of explanations and representations that Sprint has provided to the Division in its letters, *Sprint itself has been the source of this confusion.* Rather than excluding Roque Island's proposal, it can simply be modified to address any concerns the Division may have.

3. *As a result of this modification of the definition of 'change in control,' Sprint's senior executives and directors may have received millions of dollars of benefits for a merger that never occurred.*

Sprint *does not and cannot* challenge the truth of this averment. Roque Island has not represented that *anyone* in fact received compensation, but says that "senior executives and directors *may have*" received substantial economic benefits. Again, Sprint complains that it would be "difficult" to quantify these benefits, but it *does not represent that no director or officer received any benefit,* or, more appropriately, does not contest the factual averment that such individuals "may have" received such benefits.

There is nothing false or misleading about this averment.

4. *Several of those senior executives then left Sprint after receiving these benefits. Others that stayed returned to the same job for the same company.*

Sprint has not even suggested that it challenges this averment in any of its letters.

5. *Sprint's shareholders have lost billions of dollars of market capitalization in the past few years.*

Again, this is true too. Sprint does not deny that its stock price has plummeted in the past few years.

6. *Sprint's shareholders are entitled to know what compensation was paid to Sprint's senior executive officers and directors pursuant to the 'change in control' provisions triggered by the vote in favor of the merger with WorldCom, which merger never occurred.*

Herein is the central point of Roque Island's proposal, and the very heart of Sprint's opposition:

- Roque Island seeks disclosure of executive compensation – no more, no less.
- Sprint's opposition is based on the incorrect premise that shareholders should not be entitled to this information.

Roque Island submits that the very purpose of the SEC's rules and regulations is to ensure complete disclosure of material financial information to public investors. In its original letter to the Division on this subject, Roque Island directed the Division to the SEC's own website wherein the Commission itself observed that "The laws and rules that govern the securities in the United States derive from a simple and straightforward concept: all investors, whether large institutions or private individuals, should have access to certain basic facts about an investment prior to buying it . . . ***Only through the steady flow of timely, comprehensive and accurate information can people make sound investment decisions.***" *The Investor's Advocate: How the SEC Protects Investors and Maintains Market Integrity*, available at http://www.sec/gov/about/whatwedo.shtml.

This shareholder proposal is not about pending litigation. It is not about when Sprint amended its compensation plans. It is about disclosure, plain and simple. By the present proposal, Roque Island, on behalf of itself and other shareholders of the Company, seeks the answer to one simple question: How much did senior executives and directors receive as a result of the vote in favor of the merger with WorldCom? Boiled to its essence, Sprint's opposition to Roque Island's proposal is nothing more than an effort to avoid answering this straightforward question.

Roque Island submits that the shareholders of Sprint Corporation are entitled to know what compensation was paid to senior executives and directors of the Company. Roque Island's proposal is consistent with, and indeed furthers, both the SEC's stated interest in ensuring complete and accurate corporate disclosures, and the investing public's interest in promoting transparency in publicly traded companies. For the foregoing reasons, and for the reasons set forth in Roque Island's previous letters on the subject, Sprint should not be permitted to exclude Roque Island's proposal from the Company's 2003 proxy materials.

If you have any questions regarding the foregoing, please feel free to contact me at the above number. For our records, kindly time stamp a copy of this letter and return it to me in the enclosed self-addressed stamped envelope.

Sincerely,

Jay W. Eisenhofer

cc: Claudia S. Toussaint
Assistant Vice President
Law, Corporate Governance
Sprint Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
(Via telecopy and first class mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Corporation
Incoming letter dated December 19, 2002

The proposal mandates that the board of directors report to shareholders on: (a) when, under what circumstances, and by whose authority the "change of control" provisions in Sprint's compensation plans were changed; and (b) the quantification of all economic benefits that flowed to each senior executive and director as a result of the shareholder vote on the WorldCom merger.

There appears to be some basis for your view that Sprint may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Sprint with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Sprint omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Sprint may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the sentence that begins "WHEREAS, on April 28, 2002 . . ." and ends ". . . WorldCom via a merger" to provide the correct date that shareholders voted to approve the merger;

- provide a citation to a specific source for the phrase ". . . possibly resulting in millions of dollars of economic benefits to Sprint's senior executive officers and directors" in the sentence that begins "WHEREAS, nevertheless, the vote . . .";

- revise the sentence that begins "In the Spring of 2002 . . ." and ends ". . . followed this recommendation" to provide the correct date that the board of directors recommended that Sprint shareholders vote in favor of the proposed merger;

- delete the sentence "Sprint shareholders were not told of this change"; and

- provide factual support for the phrase ". . . Sprint's senior executives and directors may have received millions of dollars of benefits for a merger that never occurred" in the sentence that begins "As a result of this modification . . ."

Accordingly, unless the proponent provides Sprint with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Sprint omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Sprint may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Sprint may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gail A. Pierce
Attorney-Advisor